Exhibit 99.3

The unaudited combined consolidated financial statements of Certain Investees of Enel Green Power S.p.A. (“EGP”) in Central and South America (“EGP Central and South America) as of December 31, 2019 and for the years ended December 31, 2019 and 2018 have not been examined or audited in accordance with either the standards of the American Institute of Certified Public Accountants (AICPA) or the standards of the U.S. Public Company Accounting Oversight Board (PCAOB). The unaudited combined consolidated financial statements are considered unaudited for purposes of the U.S. Securities and Exchange Commission (the “SEC”). The unaudited combined consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The unaudited combined consolidated financial statements are being furnished to the SEC because they have been made publicly available in Chile to shareholders under Chilean law in connection with the corporate transaction proposed by Enel Américas S.A. (“Enel Américas”), which includes, among other things, (1) the spin-off by EGP of EGP Central and South America as Enel Rinnovabili Srl, (2) the merger of Enel Rinnovabili Srl with and into EGP Américas SpA, with EGP Américas SpA as the surviving corporation and (3) the merger of EGP Américas SpA with and into Enel Américas, with Enel Américas as the surviving corporation.

The English version of the unaudited combined consolidated financial statements and the accompanying notes is provided solely for the convenience of the readers as a liberal translation from the Italian language original, which is the official and binding version.

(Translation from the Italian original which remains the definitive version)

Combined consolidated financial statements as at and for the year ended December 31, 2019 of certain EGP S.p.A. investees in Central and South America

(Unaudited)

Contents

Unaudited combined consolidated financial statements	5

Unaudited combined consolidated financial statements	5

Notes	11

> 1. Introduction	11

> 2. Form and content of the combined consolidated financial statements	12

> 3. Accounting policies	13

> 4. New standards, amendments and interpretations	42

> 5. Changes in standards and additional information	43

> 6. Changes in the combination scope	46

> 7. Geographical segment reporting	46

> 8. Revenue	49

> 9. Costs	51

> 10. Net financial income/(expense) on derivatives	53

> 11. Net other financial income/(expense)	54

> 12. Income taxes	55

> 13. Property, plant and equipment	56

> 14. Infrastructure covered by IFRIC 12 “Service concession arrangements”	57

> 15. Leases	57

> 16. Intangible assets	59

> 17. Goodwill	60

> 18. Deferred tax assets and deferred tax liabilities	63

> 19. Derivatives	64

> 20. Other non-current financial assets	64

> 21. Other non-current assets	65

> 22. Inventories	65

> 23. Trade receivables	65

> 24. Other current financial assets	66

> 25. Other current assets	66

> 26. Cash and cash equivalents	66

> 27. Assets held for sale and disposal groups classified as held for sale	67

> 28. Equity	67

> 29. Borrowings	70

> 30. Employee benefits	70

> 31. Provisions for risks and charges	71

> 32. Other non-current liabilities	72

> 33. Trade payables	72

> 34. Other current financial liabilities	72

> 35. Net financial debt, loans and long-term securities	73

> 36. Other current liabilities	74

> 37. Financial instruments	74

> 38. Risk management	86

> 39. Offsetting financial assets and liabilities	91

> 40. Derivatives and hedge accounting	92

> 41. Financial assets measured at fair value	102

> 42. Financial liabilities measured at fair value	103

> 43. Related party transactions	104

> 44. Contractual commitments and guarantees	107

> 45. Contingent assets and liabilities	107

> 46. New and amended standards and interpretations	110

> 47. Events after the reporting period	111

Annexes	112

Annex 1 - Reconciliation of the Enel Group’s consolidated financial statements with the combined consolidated financial statements as at and for the year ended December 31, 2019	113

Annex 2 - Reconciliation of the Enel Group’s consolidated financial statements with the combined consolidated financial statements as at and for the year ended December 31, 2018	116

Annex 3 - List of EGP S.p.A.’s direct and indirect equity investments in Central and South America at December 31, 2019	119

Combined consolidated
financial statements

(Unaudited)

Unaudited combined consolidated financial statements

Unaudited combined consolidated income statement

		2019		2018
€ million	Note	of which with related parties		of which with related parties
Revenue
Revenue from sales and services	8.a	567	87	632	112
Other income	8.b	12		12
	[Subtotal]	579		644

Costs
Electricity purchases	9.a	54	1	67	21
Services and other materials	9.b	96	14	105	24
Personnel expense	9.c	48	1	53	7
Net impairment losses/(reversals of impairment losses) on trade receivables and other financial assets		1		1
Depreciation, amortisation and impairment losses	9.d	134		151
Other operating expenses	9.e	15		10
Internal work capitalised	9.f	(27)		(34)
	[Subtotal]	321		353
Net income/(expense) from commodity risk management		-		-
Operating profit		258		291
Financial income from derivatives	10	94		69
Other financial income	11	93	6	113	1
Financial expense from derivatives	10	103		35
Other financial expense	11	239	79	303	60
Net gains/(losses) due to hyperinflation		-		-
Share of profits/(losses) of equity-accounted investees		-		-
Profit before tax		103		135
Income taxes	12	43		53
Profit from continuing operations		60		82
Profit from discontinued operations		-		-
Profit for the year (attributable to owners of the parent and non-controlling interests)		60		82
Attributable to owners of the parent		27		49
Attributable to non-controlling interests		33		33

Unaudited combined consolidated statement of comprehensive income

€ million	Note	2019	2018
Profit for the year		60	82
Other comprehensive income that may be reclassified subsequently to profit or loss (net of tax):
Effective portion of fair value gains (losses) on cash flow hedges		(6)	89
Net fair value loss on hedging costs		(19)	(20)
Change in translation reserve		(10)	(136)
Net losses recognised directly in equity	28	(35)	(67)
Comprehensive income for the year		25	15
Attributable to:
- the owners of the parent		(11)	(29)
- non-controlling interests		36	44

Unaudited combined consolidated statement of financial position

€ million		12.31.2019		12.31.2018
ASSETS	Note	of which with related parties		of which with related parties
Non-current assets
Property, plant and equipment	13	3,906		3,270
Intangible assets	16	284		143
Goodwill	17	497		149
Deferred tax assets	18	23		7
Investments in subsidiaries (1)		2		2
Derivatives	19	27		26
Other non-current financial assets	20	36		38
Other non-current assets	21	31		34
	[Total]	4,806		3,669
Current assets
Inventories	22	9		7
Trade receivables	23	180	16	173	12
Current contract assets		-		(1)
Current tax assets		11		10
Derivatives	19	1		30
Other current financial assets	24	66	65	80	71
Other current assets	25	227	1	224
Cash and cash equivalents	26	297		497
	[Total]	791		1,020
Assets classified as held for sale	27	-		679
TOTAL ASSETS		5,597		5,368

(1) Investments in subsidiaries include the carrying amount of the investment in Parque Eolico La Pampa since it does not fall within the scope of these combined consolidated financial statements at December 31, 2019.

€ million	Note
LIABILITIES AND EQUITY		12.31.2019		12.31.2018
Equity attributable to owners of the parent
Combination reserve		2,900		2,847
Other reserves		(332)		(335)
Cumulative profits and losses		708		345
	[Total]	3,276		2,857
Non-controlling interests		224		221
Total equity	28	3,500		3,078
Non-current liabilities
Long-term borrowings	29	976	129	768	146
Employee benefits	30	1		1
Provisions for risks and charges (non-current portion)	31	27		15
Deferred tax liabilities	18	52		42
Derivatives	19	7	7	5	2
Other non-current liabilities	32	50	1	3	1
	[Total]	1,113		834
Current liabilities
Short-term borrowings	29	248	248	266	263
Current portion of long-term borrowings	29	93	17	425	17
Provisions for risks and charges (current portion)	31	2		0
Trade payables	33	491	166	216	154
Tax liabilities		1		10
Derivatives	19	14		12
Other current financial liabilities	34	60	47	50	38
Other current liabilities	36	75	15	58	2
	[Total]	984		1,037
Liabilities included in disposal groups classified as held for sale		-		419
Total liabilities		2,097		2,290
TOTAL LIABILITIES AND EQUITY		5,597		5,368

Unaudited combined consolidated statement of changes in equity (note 28)

	Combination reserve	Translation reserve	Hedging reserve	Fair value reserve	Cumulative profits and losses	Equity attributable to owners of the parent	Equity attributable to non-controlling interests	Total equity
at December 31, 2017	2,837	(158)	(99)	-	339	2,919	212	3,131
Distribution of dividends	-	-	-	-	(40)	(40)	(33)	(73)
Change in scope	10	-	-	-	-	10	-	10
Transactions in non-controlling interests	-	-	-	-	-	-	(2)	(2)
Other changes	-	-	-	-	(3)	(3)	-	(3)
Comprehensive income (expense) of which:		(147)	89	(20)	49	(29)	44	15
- Gain/(loss) recognised directly in equity	-	(147)	89	(20)	-	(78)	11	(67)
- Profit for the year	-	-	-	-	49	49	33	82
at December 31, 2018	2,847	(305)	(10)	(20)	345	2,857	221	3,078
Distribution of dividends	-	-	-	-	(36)	(36)	(32)	(68)
Reallocation of GW	-	-	-	-	348	348	-	348
Other changes	-	-	-	-	4	4	(1)	3
Change in scope	53	-	41	-	20	114	-	114
Comprehensive income (expense) of which:	-	(13)	(6)	(19)	27	(11)	36	25
- Gain /(loss) recognised directly in equity	-	(13)	(6)	(19)	-	(38)	3	(35)
- Profit for the year	-	-	-	-	27	27	33	60
at December 31, 2019	2,900	(318)	25	(39)	708	3,276	224	3,500

Unaudited combined consolidated statement of cash flows

		2019		2018
€ million	Note		of which with related parties		of which with related parties
Profit before tax		103		135
Adjustments for:
Net impairment losses/(reversals of impairment losses) on trade receivables and other financial assets		1		1
Depreciation, amortisation and impairment losses	9.d	134		151
Net financial income	10-11	155		156
Changes in net working capital:		100		(237)
- Inventories	22	(1)		-
- Trade receivables	23	(5)	(4)	(49)	1
- Trade payables	33	266	12	5	(1)
- Other contract assets		-		1
- Other assets and liabilities		(160)	32	(194)	11
Accruals to provisions		8		7
Utilisation of provisions		(1)		-
Interest income and other financial income collected	10-11	131	6	40	1
Interest expense and other financial expense paid	10-11	(197)	(79)	(83)	(60)
Income taxes paid	12	(58)		(61)
Cash flows from operating activities (A)		376		109
Investments in property, plant and equipment	13	(728)		(299)
Investments in intangible assets	16	(8)		(5)
Investments in companies (or business units) less cash and cash equivalents acquired	6	(5)		-
Disposal of companies (or business units) less cash and cash equivalents sold	6	275		-
Net decrease in other investing activities		19		-
Cash flows used in investing/divesting activities (B)		(447)		(304)
New long-term loans and borrowings	37.3	517		488
Repayments of loans and borrowings	37.3	(459)		(392)
Other changes in net financial debt		(225)	(32)	535	152
Payments for acquisitions of equity investments without change of control and other transactions with non-controlling interests		-		(2)
Change in equity due to carve-out		73		10
Other changes		3		(3)
Dividends and interim dividends paid		(57)		(73)
Cash flows from (used in) financing activities (C)		(148)		563
Impact of exchange rate fluctuations on cash and cash equivalents (D)		(2)		(20)
Increase/(Decrease) in cash and cash equivalents (A+B+C+D)		(221)		348
Opening cash and cash equivalents (1)		518		170
Closing cash and cash equivalents (2)		297		518

(1)	Including “Cash and cash equivalents” of €497 million at January 1, 2019 (€170 million at January 1, 2018) and “Cash and cash equivalents” of “Assets held for sale” of €21 million at January 1, 2019.
(2)	Including “Cash and cash equivalents” of €297 million at December 31, 2019 (€497 million at December 31, 2018) and “Cash and cash equivalents” of “Assets held for sale” of €21 million at December 31, 2018.

Notes

1. Introduction

Enel S.p.A. has its registered office in Viale Regina Margherita 137, Rome, Italy, and since 1999 has been listed on the Milan stock exchange. It is an energy multinational and is one of the world’s leading integrated operators in the electricity and gas industries, with a special focus on Europe and South America. Specifically, Enel S.p.A. currently holds 65% of Enel Américas S.A. (“Enel Américas”), a company listed on the Santiago de Chile (Chile) and New York (USA) stock exchanges.

On September 21, 2020, the board of directors of Enel Américas resolved to begin the process for a merger that would enable the Enel Group to reorganize and integrate, via Enel Américas itself, unconventional, renewable energy generation in the various countries of Central and South America, with the exception of Chile, which has already been integrated.

Furthermore, this transaction will further streamline the Enel Group’s ownership structure in Central and South America and align the diversification of Enel Americas’ various businesses with the rest of the Group. The “Comisión para el Mercado Financiero” (CMF) was promptly notified of the merger.

The corporate reorganisation entails integrating, in Enel Américas, the unconventional, renewable energy generation assets that the Enel Group owns in Argentina1, Brazil, Colombia, Costa Rica, Guatemala, Panama and Peru, as well as Energia y Servicios South America S.p.A., the sub-holding company based in Chile that owns the Costa Rican companies, through a series of transactions that will culminate in their merger into Enel Américas. Another effect of this transaction between related parties will be an increase in Enel S.p.A.’s interest in Enel Américas, which will require an amendment to Enel Américas’ by-laws in order to remove the current ownership limit whereby no single owner may hold more than 65% of voting rights.

On September 17, 2020, Enel’s board of directors expressed its opinion in favour of the subsidiary Enel Américas’ request, providing that the transaction:

>	is performed on an arm’s length basis;
>	ensures that Enel Américas has a sound financial position for the future development of the unconventional, renewable energy generation business and can continue growing.

In light of the above, in order to provide the various stakeholders with adequate information, the combined consolidated financial statements of the individual legal entities that Enel owns via its subsidiary EGP S.p.A. in Argentina (with the exception of Parque Eolica La Pampa, as specified in footnote 1), Brazil, Colombia, Costa Rica, Guatemala, Panama and Peru and Energia y Servicios South America S.p.A. in Chile (hereinafter the “combined Group”) as at and for the years ended December 31, 2019 and 2018 have been prepared.

The combined consolidated financial statements are the result of the combination of the reporting packages and the financial statements of the companies in the aforementioned scope and the technical combination of the relationships among these companies as historically presented for the preparation of Enel S.p.A.’s consolidated financial statements, except for the elimination of certain intragroup /transactions among the legal entities included in the combination scope.

1 With the exception of Parque Eolico La Pampa, which does not fall within the scope of the transaction.

In order to easily reconcile the consolidated financial statements of Enel S.p.A. as at and for the years ended December 31, 2019 and 2018 with these combined consolidated financial statements, reconciliation schedules for each year and the notes thereto are attached hereto.

The presentation currency of the combined consolidated financial statements is the euro and, unless otherwise indicated, amounts are given in millions of euro.

The Group prepared these combined consolidated financial statements not pursuant to any legal requirements. They have not been audited, as this is not required by law.

2. Form and content of the combined consolidated financial statements

The combined consolidated financial statements as at and for the year ended December 31, 2019 include the financial statements of some of EGP S.p.A.’s subsidiaries in Central and South America (the combined Group). The list of subsidiaries included in the combination scope is given in the annex.

Basis of presentation

The combined consolidated financial statements as at and for the year ended December 31, 2019 have been prepared in accordance with the International Financial Reporting Standards (IFRS), which include the International Accounting Standards and the International Financial Reporting Standards issued by the International Accounting Standards Board (IASB), the interpretations of the IFRS Interpretations Committee (IFRSIC) and the Standing Interpretations Committee (SIC), and in effect at the reporting date. These standards and interpretations are hereinafter referred to as the “IFRS”.

The combined consolidated financial statements consist of the combined consolidated income statement, combined consolidated statement of comprehensive income, combined consolidated statement of financial position, combined consolidated statement of changes in equity, combined consolidated statement of cash flows and notes thereto.

In the combined consolidated statement of financial position, assets and liabilities are classified are classified on a “current/non-current” basis with separate indication of assets classified as held for sale and liabilities included in disposal groups held for sale. Current assets, which include cash and cash equivalents, are assets that will be realised, sold or consumed during the combined Group’s normal operating cycle or in the 12 months following the reporting date. Current liabilities are liabilities that are expected to be settled during the combined Group’s normal operating cycle or within the 12 months following the close of the financial year.

The combined consolidated income statement is classified according to the nature of costs, with separate indication of the profit (loss) from continuing operations and the profit (loss) from discontinued operations attributable to owners of the parent and non-controlling interests.

The combined consolidated statement of cash flows is presented using the indirect method, with separate indication of the cash flows from operating, investing and financing activities associated with discontinued operations.

In particular, although the combined Group’s captions are classified in accordance with IAS 7:

>	in addition to cash flows from the core business, cash flows from operating activities include interest income and expense on loans and borrowings and dividends from joint ventures or associates;
>	investing/disinvesting activities comprise investments in property, plant and equipment and intangible assets and disposals of such assets, as well as contract assets related to service concession arrangements. They also include the effects of business combinations in which the combined Group acquires or loses control of companies, and other minor investments;
>	cash flows from financing activities include cash flows generated by liability management transactions, dividends paid to non-controlling interests by the in-scope companies and the effects of transactions in non-controlling interests that do not change the status of control of the companies involved;

>	the exchange gains/(losses) on cash and cash equivalents are recognised in a separate caption and the effects on profit or loss are therefore fully eliminated to neutralise their effect on cash flows from operating activities.

Related party transactions, as defined in the following paragraph, are indicated separately in the combined consolidated income statement, combined consolidated statement of financial position and combined consolidated statement of cash flows.

The combined consolidated financial statements have been prepared on a going concern basis using the cost method, with the exception of captions measured at fair value in accordance with the IFRS, as described in the section on the accounting policies for the individual captions, and non-current assets (or disposal groups) classified as held for sale, which are measured at the lower of their carrying amount and fair value less costs to sell.

The combined consolidated financial statements are presented in euro. All figures are shown in millions of euro unless stated otherwise.

Comparative prior year figures are presented in the combined consolidated financial statements which have been authorised for publication.

3. Accounting policies

3.1       Use of estimates and judgements

The preparation of these combined consolidated financial statements requires management to make certain judgements, estimates and assumptions that could affect the carrying amounts of revenue, expenses, assets and liabilities, the related disclosures and contingent assets and liabilities at the reporting date. These estimates and judgements are based on past experience and other factors that are believed to be reasonable under the circumstances. They are used when the carrying amounts of assets and liabilities may not be easily deduced from other sources. Actual results could therefore differ from these estimates. The estimates and assumptions are reviewed on an ongoing basis and the effects of any changes are recognised in profit or loss if the revision affects only that period. If the revision affects both current and future periods, the change is recognised in the period of the revision and future periods.

To provide a better understanding of the combined consolidated financial statements, the following sections indicate the captions most affected by the use of estimates and the cases requiring the most judgement from management, highlighting the main assumptions used for measurements, in accordance with the IFRS. The critical nature of these measurements is due to the use of assumptions and/or judgements relating to aspects that are, by their very nature, uncertain.

Changes in the conditions underlying the assumptions and judgements made could have a material impact on subsequent results.

Use of estimates

Impairment of non-financial assets

Assets like property, plant and equipment, investment property, intangible assets, right-of-use assets and goodwill are impaired when their carrying amount exceeds their recoverable amount, which is the higher of fair value less costs to sell and value in use.

Their recoverable amount is tested in accordance with IAS 36, as described in greater detail in note 17 below.

The combined Group generally uses value in use to determine recoverable amount. Value in use is the present value of estimated future cash flows expected to arise from the asset, discounted to their present value using a pre-tax discount rate that reflects the current market assessment of the time value of money and the risks specific to the asset.

The estimated future cash flows used to determine value in use are based on the most recent business plan approved by the management and containing projects of business volumes, revenue, operating costs and investments.

These projections cover five years. Therefore, the cash flow projections for subsequent years are determined using a long-term growth rate that should not exceed the long-term average growth rate for the industry or country.

Recoverable amount is sensitive to the estimates and assumptions used to determine the amount of cash flows and the discount rates applied. However, any changes in the variables used to estimate such recoverable amounts could lead to different measurement results. Each group of non-financial assets is analysed individually and the analysis requires management to use estimates and assumptions considered prudent and reasonable in relation to specific circumstances.

Expected credit losses on financial assets

At each reporting date, the combined Group recognises an expected credit loss (ECL) allowance for trade receivables and other financial assets measured at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets and all other assets that could be impaired.

ECL allowances for financial assets are based on assumptions about the probability of default and expected credit losses. Management uses judgement, based on historical credit loss experience, current market conditions and forecasts at each reporting date, to make these assumptions and select the inputs to calculate the expected losses.

Expected credit losses (ECL), calculated using the probability of default (PD), loss given default (LGD) and exposure at default (EAD), are the difference between the contractual cash flows and the expected cash flows (including non-collection), discounted using the original effective interest rate.

In particular, for trade receivables, contract assets and lease payments receivable, including those with a significant financing component, the combined Group uses the simplified approach, determining expected credit losses over a period coinciding with the asset’s residual life, which is generally 12 months.

Based on the specific market, the applicable regulatory framework and forecast recovery after 90 days, the combined Group calculates expected credit losses on these assets defining default mainly as 180 days past due, as management considers this the most indicative indication of a significant increase in credit risk. Accordingly, financial assets that are more than 90 days past due are generally not considered defaults, except in certain, specific regulated business sectors.

The combined Group assesses trade receivables and contract assets on a collective basis, in which they are grouped into clusters according to the specific regulatory and business framework. It only assesses them on an individual basis if management believes that the trade receivables are individually material and there is specific information about significant increases in credit risk.

The PD for individual assessments is usually obtained from independent providers.

On the other hand, trade receivables assessed collectively are grouped on the basis of shared credit risk characteristics and information on past due amounts, considering a specific definition of default.

Specific clusters are defined considering each local business and regulatory framework and the differences between customer portfolios, including their risk characteristics, default rates and expected recovery.

Contract assets are assumed to present substantially the same risk characteristics as trade receivables, the contract types being the same.

The combined Group uses the following assumptions for the underlying parameters to measure the ECL for trade receivables on a collective basis and for contract assets:

>	the PD, which is assumed to be equal to the average default rate, is calculated for each cluster considering historical data for at least 24 months;
>	the LGD is calculated as the function of the recovery rates for each cluster, discounted using the effective interest rate; and
>	the EAD is estimated as the carrying amount at the reporting date, net of cash deposits, including invoices issued but not yet due and invoices to be issued.

Based on management’s specific assumptions, the forward-looking adjustment may be applied considering qualitative and quantitative information to reflect future events and macroeconomic scenarios, which could affect the portfolio risk or financial instrument risk.

For additional details on the key assumptions and inputs used, reference should be made to note 37 “Financial instruments”.

Fair value measurement of financial instruments

The fair value of financial instruments is determined using prices that are directly observable on the market, where available, or, for unlisted financial instruments, using specific valuation techniques (mainly based on present value) that maximise the use of relevant observable inputs. In the rare circumstances where this is not possible, management estimates the inputs considering the characteristics of the instruments being measured.

In accordance with IFRS 13, the combined Group includes the credit loss valuation adjustments relating to both counterparty credit risk (i.e., credit valuation adjustment, “CVA”) and its own default risk (i.e., debt valuation adjustment, “DVA”) in order to adjust the fair value of the derivative financial instruments by the corresponding CVA, using the valuation technique described in note 41. Changes in the assumptions made to estimate the input data could have effects on the recognised fair value of these instruments.

Development costs

In order to determine the recoverability of development costs, the recoverable amount is estimated based on assumptions about any further cash outlays expected to be incurred before the asset is ready for use or sale, the applicable discount rates and the period of expected benefits.

Pension plans and other post-employment benefits

Some of the combined Group’s employees participate in post-employment benefit plans with benefits based on their wage history and years of service. Furthermore, certain employees receive other post-employment benefits.

The costs and liabilities associated with these plans are calculated using expert actuarial estimates based on a combination of statistical and actuarial factors, including statistical data on previous years and forecasts of future costs. Mortality and withdrawal rates, assumptions concerning future trends in discount rates, wage increases, inflation and the analysis of trends in healthcare costs are also considered in the estimate.

These estimates may substantially differ from actual results due to changes in economic and market conditions, increases/decreases in withdrawal rates and the life expectancy of participants, plus changes in the actual healthcare costs.

These differences may materially impact the calculation of pension costs and other related expenses.

Reference should be made to note 30 for details on the main actuarial assumptions.

Disputes

The combined Group is a party in various civil, administrative and tax disputes connected with the normal performance of its activities, which could give rise to significant liabilities. It is not always objectively possible to predict the outcome of these disputes. The assessment of the risks associated with these proceedings is based on complex factors that, by their nature, require management to express judgements, which may also be based on information acquired by independent advisers assisting the combined Group, with respect to their classification as contingent liabilities or liabilities.

Provisions have been recognised to cover all material liabilities for cases in which legal counsel has ascertained that an adverse outcome is likely and a reasonable estimate of the amount of the loss can be made. Information on the combined Group’s most significant contingent liabilities is given in note 45.

Obligations associated with power plants, including decommissioning and site reclamation

The energy generation business may entail obligations for the operator consisting of future work once the power plant has reached the end of its life.

This work may involve the decommissioning of plants and reclamation of the sites, or other obligations obviously based on the type of energy generation technology used.

The nature of such obligations also has a significant impact on their accounting treatment.

These obligations are calculated on the basis of financial and engineering assumptions, discounting the estimated future cash flows that the combined Group expects it will pay to meet the obligations it has assumed.

The discount rate used to determine the present value of the liability is the pre-tax, risk-free rate and is based on the economic parameters of the country in which the plant is located.

Management calculates the liability based on the technology existing at the measurement date and revises it annually each year, taking account of developments in decommissioning and site restoration techniques and the ongoing evolution of existing health and environmental protection laws.

The obligation is subsequently adjusted to reflect the passage of time and any changes in estimates.

Leases

When the interest rate implicit in the lease cannot be readily determined, the combined Group uses the incremental borrowing rate (IBR) at the lease commencement date to calculate the present value of the lease payments. This is the interest rate that the lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. When no observable inputs are available, the combined Group estimates the IBR making assumptions to reflect the terms and conditions of the lease and other certain entity-specific estimates.

The aspect of IFRS 16 that has required the most judgement from the combined Group is the determination of the IBR to estimate the present value of future lease payments. The combined Group’s approach to determine the IBR is based on the assessment of the following three key components:

>	the risk free rate, which considers the contractual flows of lease payments in foreign currency, the economic environment where the lease contract was negotiated and the term of the lease;
>	the credit spread adjustment, in order to calculate an incremental borrowing rate specific to the lessee considering any guarantee from the combined Group’s ultimate parent or other underlying guarantees;
>	the adjustments to the specific lease, in order to reflect, in the calculation of the incremental borrowing rate, the fact that the discount rate is directly related to the type of underlying asset, rather than being a general incremental borrowing rate. In particular, the lessor’s risk of default is mitigated as it has the right to reclaim the underlying asset.

Income taxes

Recoverability of deferred tax assets

The combined consolidated financial statements at December 31, 2019 include deferred tax assets on tax losses to be reversed in subsequent years and expenses deductible on a deferred basis, which management believes will be recovered with a significant degree of probability.

The recoverability of these deferred tax assets is subject to the generation of future taxable profits sufficient to absorb the tax losses and use the benefits of the other deferred tax assets.

Significant management judgement is required to assess the amount of deferred tax assets that may be recognised, based on the timing and amount of future taxable profits, future tax planning strategies and the tax rates applicable when the deferred tax assets reverse. However, if the combined Group realises that it will be unable to recover all or part of the recognised tax assets in future years, the consequent adjustment is recognised in profit or loss in the period when this circumstance arises.

For additional details on deferred tax assets that have been recognised or not, reference should be made to note 18.

Management judgements

Identification of cash generating units (CGUs)

For the purposes of impairment testing, if it is not possible to estimate the recoverable amount of an individual asset, the combined Group determines the recoverable amount of the cash generating unit (CGU) to which the asset belongs. A CGU is the smallest identifiable group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows from other assets or groups of assets.

Identifying CGUs involves management judgements regarding the specific nature of the assets and the business involved (geographical area, business area, regulatory framework, etc.), in addition to the evidence that the cash inflows of the group of assets are closely interdependent and largely independent of those from other assets (or groups of assets).

The assets in each CGU are also identified on the basis of the manner in which management manages and monitors those assets within its business model.

The number and scope of the CGUs are systematically updated to reflect new business combinations and reorganisations that the combined Group has undertaken, and to take into account external factors that could affect the asset’s capacity to generate independent cash inflows.

In particular, if certain, specific, identified assets owned by the combined Group are impacted by adverse economic or operating conditions that compromise their capacity to contribute to the generation of cash flows, they can be isolated from the rest of the assets of the CGU, subject to separate recoverability assessments and impaired, if necessary.

The CGUs identified by management to which the recognised goodwill has been allocated are indicated in note 17.

Determination of the existence of control

Under IFRS 10, the combined Group has control when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is defined as having existing substantive rights that give it the current ability to direct the investee’s relevant activities.

The existence of control does not depend solely on holding the majority of voting rights, but also on the investor’s substantive rights over the investee. Consequently, management judgement is required in order to assess specific situations that give rise to existing rights giving the combined Group the ability to direct the investee’s relevant activities so as to influence their returns.

For the purposes of assessing control, management analyses all the facts and circumstances, including any agreements with other investors, the rights arising from other contractual arrangements and potential voting rights (call options, warrants, put options granted to non-controlling interests, etc.). These other facts and circumstances could be particularly relevant in assessments especially when the combined Group holds less than a majority of voting rights, or similar rights, in the investee.

The combined Group reassesses whether or not it controls an investee if the facts and circumstances suggest that there has been a change in one or more of the elements considered to assess the existence of control.

Application of IFRIC 12 “Service concession arrangements”

IFRIC 12 “Service concession arrangements” applies to public-to-private service concession arrangements, which may be defined as arrangements whereby the grantor conveys to the operator access to operate the infrastructure on behalf of the grantor to provide the public service for a specific period of time.

In particular, IFRIC 12 provides guidance for the operator’s accounting treatment of public-to-private service arrangements if the grantor:

>	controls or regulates what services the operator must provide with the infrastructure, to whom it must provide them, and at what price; and
>	controls, through ownership, beneficial entitlement or otherwise, any significant residual interest in the infrastructure at the end of the term of the arrangement.

To assess whether these rules apply to the combined Group, management carefully analysed existing concession arrangements.

The results of these analyses showed that IFRIC 12 applies to some of the infrastructure of certain companies operating in Brazil.

Reference should be made to note 14 for additional details on the infrastructure used in the service concession arrangements within the scope of IFRIC 12.

Revenue from contracts with customers

The application of IFRS 15 required the following judgements of the combined Group (for additional details on the most significant impacts on the combined Group’s revenue, reference should be made to note 8.a “Revenue from sales and services”).

Identifying the contract

The combined Group carefully analyses the contractual terms and conditions in light of the local legislation to determine whether a contract exists and if it creates enforceable rights and obligations, in order to apply IFRS 15 to those contracts only.

Identifying and satisfaction of performance obligations

If a contract provides for a series of promised goods and services, the combined Group assesses whether they are separately or collectively identifiable, considering the individual characteristics of the goods/services, the nature of the promise, within the context of the contract, and all the facts and circumstances of the specific contract within its legal and regulatory framework.

To determine when a performance obligation is satisfied, the combined Group assesses when control of the goods or services is transferred to the customer, mainly from the customer’s point of view.

Determining the transaction price

To determine whether a contract contains a variable consideration (i.e., a consideration that could vary or that is contingent on the occurrence or non-occurrence of a future event), the combined Group refers to all applicable facts and circumstances. To estimate the variable consideration, the combined Group uses the method that best predicts the amount of consideration to which it will be entitled, applying this method consistently for the entire term of the contract and for similar contracts, and considering all the information available to it and updating the estimate to remove any uncertainty. The combined Group includes in the transaction price some or all of an amount of estimated variable consideration only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognised will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Principal versus agent considerations

The combined Group believes its acts as agent in certain contracts which it is not primarily responsible for fulfilling the promise to provide the specified good or service and, therefore, does not control the goods and services before they are transferred to customers. For example, the combined Group is agent in certain contracts for electricity/gas network connection services and other related activities based on the local regulatory or legislative framework.

Allocation of the transaction price

In general, for contracts with more than one performance obligation e.g., bundled sale contracts), the combined Group allocates the transaction price to the various performance obligations in proportion to the stand-alone selling prices of the distinct goods or services included in each performance obligation. The combined Group determines the stand-alone selling prices considering all available information and using directly observable prices when they are available on the market or, if they are not, using an estimation method that maximises the use of observable inputs and applying it consistently in similar circumstances.

Contract costs

The combined Group assesses the recoverability of the incremental costs of obtaining a contract individually for each contract or collectively for a group of contracts if these costs are associated with such a group.

The combined Group supports the recoverability of these costs based on its experience with other similar transactions and considering various factors, including potential renewals, changes and subsequent contracts with the same customer.

The combined Group amortises these costs over the average term of the customer relationship. The combined Group determines the expected period over which it will receive the contract benefits considering past experience (e.g., the churn rate), forward-looking indicators based on similar contracts and information available on market trends.

Classification and measurement of financial assets

At initial recognition, in order to classify financial assets as financial assets at amortised cost, at fair value through other comprehensive income or at fair value through profit or loss, management assesses both the contractual cash flow characteristics of the instruments and the business model for managing financial assets in order to generate cash flows.

To assess the contractual cash flow characteristics of the instrument, management performs the SPPI test at an instrument level, in order to determine if it gives rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding, specifically assessing the contractual clauses of the financial instruments, and conducting quantitative analyses, if necessary.

The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Reference should be made to note 37 “Financial instruments” for additional details.

Hedge accounting

Hedge accounting is used for derivatives in order to recognise the effects of risk management strategies.

Accordingly, at the inception of the hedge, the combined Group documents the hedging relationship between the hedging instrument and the hedged item, in addition to its risk management objectives and strategy. The combined Group also assesses, both at the inception of the hedge and on an ongoing basis, whether hedging instruments are highly effective in offsetting changes in the fair values or cash flows of hedged items.

On the basis of management’s judgement, hedge effectiveness is measured based on whether an economic relationship exists between the hedging instruments and the hedged items, if credit risk dominates value changes and the hedge ratio, just as ineffectiveness is measured on the basis of qualitative assessment or quantitative calculation, depending on the specific facts and circumstances and on the characteristics of the hedging instruments and the hedged items.

For hedges of expected cash flows on future transactions, management assesses and documents that the transactions are highly probable and present an exposure to changes in cash flows that will affect profit or loss.

For additional details on the key assumptions used to assess hedge effectiveness and measure ineffectiveness, reference should be made to note 40.1 “Derivatives designated as hedges”.

Leases

Given the complexity of measuring lease contracts and because of their long terms, the application of IFRS 16 requires significant use of judgements. In particular, judgements are needed to:

>	apply the definition of a lease to the typical cases in the combined Group’s operating sectors;
>	identify the service component in the leases;
>	assess any contractual extension options or termination options in order to determine the lease term, also considering the probability that these options will be exercised and any significant improvements to the underlying assets, in light of the recent interpretations of the IFRSIC;
>	identify any variable lease payments that depend on an index or a rate to determine whether they could have an impact on future lease payments or the amount of the right-of-use asset;
>	estimate the discount rate to determine the present value of lease payments. For additional details on the assumptions used to estimate the discount rate, reference should be made to the paragraph on “Use of estimates”.

Uncertainty over income tax treatments

The combined Group determines whether to consider one or more uncertain tax treatments independently and whether to reflect the effect of uncertainty by using the method that the combined Group expects will better predict the resolution of the uncertainty, choosing either the most likely amount or the expected value, considering local tax regulations.

3.2       Main accounting policies

Related parties

Related parties are mainly parties with the same parent, companies that directly or indirectly through one or more intermediaries control, are controlled by or are subject to the joint control of Enel S.p.A. and in which the latter has an interest enabling it to exercise significant influence. Related parties also include the statutory auditors and close members of their family and the key management personnel and close members of their family of Enel S.p.A. and its subsidiaries. Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including any director of that company.

Subsidiaries

The combined Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Power is defined as existing substantive rights that give the combined Group the current ability to direct the relevant activities of the investee.

The subsidiaries’ financial statements balances are combined on a line-by-line basis in the combined consolidated financial statements starting from the date when the combined Group gains control until the date when it ceases to control the subsidiary.

Basis of combination

The financial statements of the investees used to prepare the combined consolidated financial statements as at and for the year ended December 31, 2019 were prepared in accordance with the IFRS.

If a subsidiary applies different accounting policies from those used in the combined consolidated financial statements for similar transactions and events in similar circumstances, its financial statements are appropriately adjusted for alignment with the combined Group’s accounting policies.

The assets, liabilities, revenue and expenses of a subsidiary acquired or sold during the year are included in or excluded from the combined consolidated financial statements from the date when the combined Group gains control or no longer controls the subsidiary.

Profit or loss and other comprehensive income or expense are attributed to the owners of the parent and non-controlling interests even if this results in a loss attributable to non-controlling interests.

All assets and liabilities, equity, profits, losses and cash flows included in the combination scope relating to intragroup transactions are eliminated.

Changes in the ownership interest in a subsidiary that do not result in the loss of control of the subsidiary are recognised as equity transactions, adjusting the portion attributable to the owners of the parent and non-controlling interests to reflect the change in ownership. Any difference between the consideration paid or collected and the corresponding share of equity acquired or sold is recognised directly in equity.

When the combined Group loses control, it remeasures any investment retained in the former subsidiary at fair value (through profit or loss) at the date when control was lost, recognising any gain or loss in profit or loss. Furthermore, the portion of OCI that referred to the former subsidiary is accounted for as if the combined Group had sold the related assets or liabilities directly.

Translation of foreign currency captions

Transactions in currencies other than the functional currency are recognised at the transaction-date exchange rate. Monetary assets and liabilities in a currency other than the functional currency are subsequently translated at the closing rate.

Non-monetary assets and liabilities in foreign currency that are measured at historical cost are translated using the exchange rate at initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency that are measured at fair value are translated using the exchange rate at the date when the fair value was determined. Any exchange gains/(losses) are recognised in profit or loss.

When determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part thereof) to derecognise a non-monetary asset or liability associated with advance consideration, the transaction date is the date when the combined Group initially recognised the non-monetary asset or liability associated with the advance consideration.

If there are multiple advance consideration, the combined Group determines the date of the transaction for each payment or receipt of advance consideration.

Translation of financial statements of foreign operations

The profit or loss, assets and liabilities are recognised in the combined consolidated financial statements in euro, which is the presentation currency in accordance with IAS 21.

To prepare the combined consolidated financial statements, the financial statements of the investees with functional currencies that differ from the presentation currency of the combined consolidated financial statements are translated into euro using the closing rate for assets and liabilities, including goodwill and consolidation adjustments and the average rates of the year if they approximate the actual rates at the date of the respective transactions for income statement captions.

Translation differences are taken directly to equity and recognised separately in a specific reserve. The reserve is subsequent taken to profit or loss when the equity investment is sold (fully or partially).

Business combinations

Business combinations before January 1, 2010 that were completed within that year have been recognised in accordance with IFRS 3 (2004).

These combinations were recognised using the purchase method in which the purchase cost is equal to the fair value at the date of transfer of the assets and liabilities, plus directly related costs. This cost was allocated by recognising the acquiree’s identifiable assets, liabilities and contingent liabilities at their fair values. Any excess in the purchase cost above the fair value of the combined Group’s share of the net acquired assets was recognised as goodwill or, if negative, taken to profit or loss. Non-controlling interests have been determined in proportion to the share of non-controlling interests in the net assets. When control is acquired in business combinations achieved in stages, the fair value adjustments to the acquirer’s previously held net assets are taken to equity. Goodwill was determined separately for each individual transaction based on the fair value of the net assets acquired at each transaction date.

Business combinations after January 1, 2010 have been recognised in accordance with IFRS 3 (2008), hereinafter referred to as IFRS 3 Revised.

In particular, these business combinations are recognised using the acquisition method, where the transferred consideration is equal to the acquisition-date fair value of the assets acquired, liabilities assumed or incurred and equity instruments issued by the acquirer. The acquisition cost includes the fair value of any assets and liabilities for contingent consideration.

The costs directly attributable to the acquisition are taken to profit or loss.

The transferred consideration is allocated by recognising the acquiree’s identifiable assets, liabilities and contingent liabilities at their acquisition-date fair values. Any positive difference between the aggregate of transferred consideration, measured at its acquisition-date fair value, and any non-controlling interests, and the acquiree’s net identifiable assets and liabilities, also measured at fair value, is recognised as goodwill. If the difference is negative, the combined Group checks that it has correctly identified all acquired assets and assumed liabilities and reviews the procedures used to determine the amounts to be recognised at the acquisition date. If this check confirms that the fair value of the net acquired assets exceeds the total transferred consideration, this excess is considered a gain from a bargain purchase and is recognised in profit or loss.

Non-controlling interests are determined in proportion to the share of non-controlling interests in the acquiree’s net identifiable assets, i.e., their fair value at the acquisition date.

When control is acquired in business combinations achieved in stages, the previously-held equity interests in the acquiree are remeasured at fair value and any gain or loss is recognised in profit or loss.

Any contingent consideration is recognised at fair value at the acquisition date. Subsequent fair value gains or losses on the contingent consideration, classified as an asset or liability or a financial instrument in accordance with IFRS 9, are taken to profit or loss. Contingent considerations that do not fall within the scope of application of IFRS 9 are measured in accordance with the applicable IFRS. Contingent consideration classified as equity instruments is not remeasured and, consequently, settlement is recognised in equity.

If the fair values of assets, liabilities and contingent liabilities can be determined only provisionally, the business combination is recognised using such provisional amounts. Any adjustments arising from the completion of the measurement process are recognised within 12 months of the acquisition date, with the restatement of the comparative figures.

Fair value measurement

The combined Group applies IFRS 13 for fair value measurements and the related disclosures, as required or permitted by the IFRS.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

Fair value measurement assumes that the transaction to sell an asset or transfer a liability takes place in the principal market, i.e. the market with the greatest volume and level of activity for the asset or liability. In the absence of a principal market, it is assumed that the transaction takes place in the most advantageous market to which the combined Group has access, i.e. the market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest. Market participants are independent, knowledgeable sellers and buyers who are able to enter into a transaction for the asset or the liability and who are motivated but not forced or otherwise compelled to do so.

When measuring fair value, the combined Group takes into account the characteristics of the asset or liability, in particular:

>	a fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

>	the fair value of liabilities and own equity instruments reflects the effect of non-performance risk, i.e. the risk that the combined Group will not fulfil an obligation, including its own credit risk;

>	the fair value of financial assets or liabilities managed on the basis of its net exposure to market risks or credit risk may be measured on a net basis.

When measuring the fair value of assets and liabilities, the combined Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximising the use of relevant observable inputs and minimising the use of unobservable inputs.

Property, plant and equipment

Property, plant and equipment is stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes expenses directly attributable to bringing the asset to the location and condition necessary for its intended use.

The cost is also increased by the present value of the estimate of the costs of decommissioning the asset and/or restoring the site on which the asset is located where there is a legal or constructive obligation to do so. The corresponding liability is recognised under provisions for risks and charges. The accounting treatment of changes in the estimate of these costs, the passage of time and the discount rate are described in the paragraph on “Provisions for risks and charges”.

Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset, i.e., an asset that takes a substantial period of time to become ready for its intended use or sale, are capitalised as part of the cost of the same asset. Borrowing costs associated with the purchase/construction of assets that do not meet such requirement are expensed on an accruals basis.

Certain assets that were revalued at the IFRS transition date or in previous periods are recognised at their fair value, which is considered to be their deemed cost at the revaluation date.

Where individual items of major components of property, plant and equipment have different useful lives, the components are recognised and depreciated separately.

Subsequent costs are recognised as an increase in the carrying amount of the asset when it is probable that future economic benefits associated with the cost incurred to replace a part of the asset will flow to the combined Group and the cost of the item can be measured reliably. All other costs are recognised in profit or loss as incurred.

The cost of replacing part or all of an asset is recognised as an increase in the carrying amount of the asset and is depreciated over its useful life; the net carrying amount of the replaced unit is derecognised through profit or loss.

Property, plant and equipment, net of its residual value, is depreciated on a straight-line basis over its estimated useful life, which is reviewed annually and, if appropriate, adjusted on a prospective basis. Depreciation begins when the asset becomes available for use.

The following estimated useful lives are used for the main items of property, plant and equipment:

Civil buildings	15-50 years
Buildings and civil works incorporated in plants	15-50 years
Hydroelectric power plants:
- penstocks	15-50 years
- mechanical and electrical machinery	5-50 years
- other fixed hydraulic works	5-50 years
Wind power plants:
- towers	20-30 years
- turbines and generators	20-30 years
- mechanical and electrical machinery	20-30 years
Solar power plants:
- mechanical and electrical machinery	25-30 years
Transport lines	15-50 years
Meters:
- energy balance measurement equipment	10 years

The useful life of leasehold improvements coincides with the term of the lease or, if shorter, the duration of the benefits produced by the improvements.

Land is not depreciated as it has an indefinite useful life.

Assets recognised as property, plant and equipment are derecognised either on disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from their use or disposal. Any gain or loss is recognised in profit or loss and calculated as the difference between the net disposal proceeds, determined in accordance with the transaction price requirements of IFRS 15, and the carrying amount of the derecognised assets.

Infrastructures within the scope of IFRIC 12 “Service concession arrangements”

Under a public-to-private service concession arrangement within the scope of IFRIC 12 -“Service concession arrangements”, the operator acts as a service provider and, in accordance with the terms specified in the contract, it constructs/upgrades the infrastructure used to provide a public service and operates and maintains that infrastructure for the period of the concession.

The combined Group, as operator, does not account for the infrastructure within the scope of IFRIC 12 as property, plant and equipment. Instead, it recognises and measures revenue for the services it provides in accordance with IFRS 15. In particular, when the combined Group provides construction or upgrade services, depending on the characteristics of the service concession arrangement, it recognises:

>	a financial asset, if the combined Group has an unconditional contractual right to receive cash or another financial asset from the grantor (or from a third party at the direction of the grantor), that is the grantor has little discretion to avoid payment. In this case, the grantor contractually guarantees to pay to the operator specified or determinable amounts or the shortfall between the amounts received from the users of the public service and specified or determinable amounts (defined by the contract), and such payments are not dependent on the usage of the infrastructure; and/or

>	an intangible asset, if the combined Group receives the right (a license) to charge users of the public service provided. In such a case, the operator does not have an unconditional right to receive cash because the amounts are contingent on the extent that the public uses the service.

If the combined Group, as operator, has a contractual right to receive an intangible asset (a right to charge users of a public service), the related borrowing costs are capitalised using the criteria specified in the paragraph “Property, plant and equipment”.

However, for construction/upgrade services, both types of consideration are generally classified as a contract asset during the construction/upgrade period.

Reference should be made to note 8.a “Revenue from sales and services” for additional details about such consideration.

Leases

The combined Group holds property, plant and equipment for its various activities under lease contracts. At inception of a contract, the combined Group assesses whether a contract is, or contains, a lease.

For contracts entered into or modified on or after January 1, 2019, the combined Group has applied the IFRS 16 definition of a lease, according to which the contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Conversely, for contracts entered into before January 1, 2019, the combined Group determined whether the arrangement was, or contained, a lease in accordance with IFRIC 4.

The combined Group as lessee

At commencement or on modification of a contract that contains a lease component and one or more additional lease or non-lease components, the combined Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices.

The combined Group recognises a right-of-use asset and a lease liability at the commencement date of the lease (i.e., the date the underlying asset is available for use).

The right-of-use asset represents a lessee’s right to use an underlying asset for the lease term; it is initially measured at cost, which includes the initial amount of a lease liability adjusted for any lease payments made at or before the commencement date less any lease incentives received, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset and to restore the underlying asset or the site on which it is located.

Right-of-use assets are subsequently depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the right-of-use assets, as follows:

Average residual life (years)
Buildings	2
Ground rights of renewable energy plants	29
Vehicles and other means of transport	2
Other	2

If ownership of the leased underlying asset transfers to the combined Group at the end of the lease term or if the cost of the right-of-use asset reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the underlying asset.

In addition, the right-of-use assets are subject to impairment and adjusted for any remeasurement of lease liabilities. Further details about impairment are provided in the paragraph “Impairment of non-financial assets”.

The lease liability is initially measured at the present value of lease payments to be made over the lease term. In calculating the present value of lease payments, the combined Group uses the lessee’s incremental borrowing rate at the lease commencement date when the interest rate implicit in the lease is not readily determinable.

Variable lease payments that do not depend on an index or a rate are recognised as expenses in the period in which the event or condition that triggers the payment occurs.

After the commencement date, the lease liability is measured at amortised cost using the effective interest method and is remeasured upon the occurrence of certain events.

The combined Group applies the short-term lease recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date. It also applies the low-value assets recognition exemption to lease contracts for which the underlying asset is of low value and the amount of which is estimated as immaterial. For example, the combined Group has leases of certain office equipment (i.e., personal computers, printing and photocopying machines) that are considered of low value. The lease payments on short-term leases and leases of low-value assets are recognised as a cost on a straight-line basis over the lease term.

The combined Group classifies right-of-use assets that do not meet the definition of investment property in “Property, plant and equipment” and lease liabilities in “Borrowings”.

In accordance with the standard, the combined Group separately presents the interest expense on lease liabilities under “Other financial expense” and the depreciation of the right-of-use assets under “Depreciation, amortisation and impairment losses”.

Previously, in accordance with IAS 17, the combined Group classified leases which transfer substantially all the risks and rewards incidental to the ownership of the related asset to the lessee as finance leases. Under this method, leased assets were recognised at the lower of their fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. Subsequent to initial recognition, the assets were depreciated over their useful lives or, if the combined Group was not reasonably certain to acquire the assets at the end of the lease, over the shorter of the lease term and the useful life of the assets. Leases that could not be considered finance leases were classified as operating leases and the operating lease payments were recognised as a cost on a straight-line basis over the term of the lease.

The combined Group as lessor

The IFRS 16 accounting treatment of leases for lessors is substantially the same as under IAS 17.

When the combined Group is the lessor, it determines whether, at the inception date of each lease, whether it is a finance lease or an operating lease using the same classification criteria as IAS 17.

If a contract contains lease and non-lease components, the combined Group allocates the consideration in the contract applying IFRS 15.

The combined Group recognises rental income from operating leases on a straight-line basis over the term of the lease as other revenue.

Intangible assets

Intangible assets are identifiable assets without physical substance controlled by the combined Group and capable of generating future economic benefits. They are measured at purchase or internal development cost when it is probable that the expected future economic benefits that are attributable to the asset will flow to the combined Group and the cost of the asset can be measured reliably.

Cost includes any directly attributable cost of preparing the asset for its intended use.

Development costs are recognised as intangible assets only when the combined Group can demonstrate the technical feasibility of completing the intangible asset, its intention and ability to complete development and to use or sell the asset and the availability of adequate resources to complete the asset for use or sale.

Research costs are expensed.

Intangible assets with finite useful lives are stated net of accumulated amortisation and any impairment losses.

Amortisation is calculated on a straight-line basis over each asset’s estimated useful life, which is reassessed at least annually. Any changes in the amortisation method are applied on a prospective basis. Amortisation commences when the asset is ready for use.

Consequently, intangible assets not yet available for use are not amortised but are tested for impairment annually.

The combined Group’s intangible assets have definite useful lives, with the exception of certain concessions and goodwill.

Intangible assets with indefinite useful lives are not amortised but are tested for impairment annually. Their indefinite useful lives must be reviewed each period to determine whether events and circumstances continue to support an indefinite useful life assessment for that asset. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Intangible assets are derecognised either on disposal (i.e., at the date the recipient obtains control) or when no future economic benefits are expected from their use or disposal. Any gain or loss is recognised in profit or loss and calculated as the difference between the net disposal proceeds, determined in accordance with the transaction price requirements of IFRS 15, and the carrying amount of the derecognised assets.

The estimated useful lives of the main intangible assets, distinguishing between internally generated and acquired assets, are as follows:

Development costs:
- internally generated	-
- acquired	4 years
Concessions, licenses, trademarks and similar rights:
- internally generated	-
- acquired	4 years
Other:
- internally generated	-
- acquired	15 years

The combined Group also classifies costs to obtain a contract with a customer within the scope of IFRS 15 under intangible assets.

The combined Group capitalises these costs only if:

>	the costs are incremental, i.e., they are directly attributable to an identified contract and the combined Group would not have incurred them if the contract had not been obtained;

>	the combined Group expects to recover them, through reimbursements (direct recoverability) or the margin (indirect recoverability).

In particular, the combined Group generally capitalises sales commissions paid to agents for such contracts if they meet the requirements for capitalisation.

Capitalised costs to obtain a contract are amortised on a systematic basis to reflect the pattern in which the related goods or services are transferred, and they are tested for impairment to identify any impairment losses, i.e., whether the recognised asset’s carrying amount exceeds its recoverable amount.

The combined Group amortises capitalised costs to obtain a contract on a straight-line basis over the expected period of future economic benefits (i.e., the average length of the customer relationship). Any changes in the amortisation method are recognised on a prospective basis.

The combined Group does not incur any costs to fulfil a contract that may be capitalised.

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the aggregate of the consideration transferred, measured at its acquisition-date fair value, and the amount of any non-controlling interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed measured at fair value. After initial recognition, goodwill is not amortised but tested at least annually for impairment, as described in the note on “Impairment of non-financial assets”. For the purposes of impairment testing, goodwill is allocated, at the acquisition date, to each of the cash generating units expected to benefit from the synergies of the business combination. Goodwill relating to equity investments in associates and joint ventures is included in their carrying amount.

Impairment of non-financial assets

Non-financial assets are assessed at the end of each reporting period to determine whether there is any indication that they may be impaired.

Goodwill, intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment annually or more frequently if there is any indication that they may be impaired.

If any such indication exists, the recoverable amount of the asset is estimated on the basis of its use and future sale, in accordance with the combined Group’s most recent business plan. To estimate the recoverable amount, reference should be made to the paragraph on “Use of estimates”.

The recoverable amount is determined for an individual asset, unless an asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case it is determined for the cash generating unit (CGU) to which the asset belongs.

If the carrying amount of an asset or the CGU to which it belongs is greater than its recoverable amount, an impairment loss is recognised in profit or loss under “Depreciation, amortisation and impairment losses”.

Impairment losses of CGUs are firstly allocated to any goodwill attributed to it and subsequently to the other assets in the CGU, in proportion to their carrying amount.

If the reasons for a previously recognised impairment loss no longer apply, the carrying amount of the asset is restored through profit or loss, under “Depreciation, amortisation and impairment losses”, up to the carrying amount that would have been determined (net of amortisation or depreciation) had no impairment loss been recognised for the asset in prior years. The original amount of goodwill is not reinstated even when the reasons for the impairment no longer apply.

If certain, specific, identified assets owned by the combined Group are impacted by adverse economic or operating conditions that compromise their capacity to contribute to the generation of cash flows, they can be isolated from the rest of the assets of the CGU, subject to separate recoverability assessments and impaired, if necessary.

Inventories

Inventories are measured at the lower of cost and net realisable value except for inventories to be traded, which are measured at fair value through profit or loss. Cost is determined on the basis of average weighted cost, which includes related ancillary charges. Net estimated realisable value is the estimated normal selling price net of estimated costs to sell or, where applicable, replacement cost.

For the portion of inventories held to fulfil sales that have already been made, the net realisable value is determined on the basis of the amount established in the contract.

Materials and other supplies held for use in the production of inventories are not written down below cost if the finished products in which they will be incorporated are expected to be sold at or above cost.

Financial instruments

Financial instruments are any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity. They are recognised and measured in accordance with IAS 32 and IFRS 9.

A financial asset or liability is recognised when, and only when, the combined Group becomes a party to the contractual clauses of the instrument (i.e. trade date).

Trade receivables arising from contracts with customers within the scope of IFRS 15 are initially recognised at the transaction price (as defined by IFRS 15) if the receivables do not contain a significant financing component or when the combined Group applies the practical expedient permitted by IFRS 15.

However, the combined Group initially recognises financial assets other than the trade receivables described above, if they are not financial assets at fair value through profit or loss, at their fair value plus transaction costs.

Financial assets are classified, on initial recognition as subsequently measured at amortised cost, fair value through other comprehensive income or fair value through profit or loss, on the basis of both the combined Group’s business model and the contractual cash flow characteristics of the financial asset.

For this purpose, the assessment to determine whether the instrument gives rise to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding is referred to as the SPPI test and is performed at an instrument level.

The combined Group’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both.

Financial assets are classified into four categories for the purposes of subsequent measurement:

>	financial assets at amortised cost (debt instruments);

>	financial assets at fair value through other comprehensive income with the reclassification of cumulative gains or losses (debt instruments);

>	financial assets at fair value through other comprehensive income without the reclassification of cumulative gains or losses (equity instruments); and

>	financial assets at fair value through profit or loss.

Financial assets at amortised cost

These are mainly trade receivables, other assets and loans.

Financial assets at amortised cost are held within a business model whose objective is to hold financial assets in order to collect contractual cash flows and whose contractual terms give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

These assets are initially recognised at fair value, adjusted for any transaction costs, and subsequently measured at amortised cost using the effective interest method and are tested for impairment.

Gains and losses are recognised in profit or loss when the asset is derecognised, modified or impaired.

Financial assets at fair value through other comprehensive income (FVOCI) - debt instruments

This category mainly includes listed debt securities held by the combined Group’s reinsurance company and not classified as held for trading.

Financial assets at fair value through other comprehensive income are assets held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and whose contractual cash flows give rise, on specified dates, to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Changes in the fair value of these financial assets are recognised in other comprehensive income, along with ECL allowances, without reducing their carrying amount.

When a financial asset is derecognised (e.g., at the time of sale), the cumulative profits and losses previously recognised in equity (except impairment and foreign exchange gains and losses to be recognised in profit or loss) are reclassified in profit or loss.

Financial assets at fair value through other comprehensive income (FVOCI) - equity instruments

This category mainly consists of equity investments in unlisted companies irrevocably designated as such upon initial recognition.

Gains and losses on these financial assets will not be subsequently transferred to profit or loss. The combined Group may transfer the cumulative gain or loss within equity.

Equity instruments designated at fair value through other comprehensive income are not tested for impairment.

Dividends on such investments are recognised in profit or loss unless they clearly represent a recovery of a part of the cost of the investment.

Financial assets at fair value through profit or loss

This category mainly includes: securities, equity investments in other companies, financial investments in funds held for trading and financial assets designated as at fair value through profit or loss at initial recognition.

Financial assets at fair value through profit or loss are:

>	financial assets with cash flows that are not solely payments of principal and interest, irrespective of the business model;

>	financial assets held for trading because acquired or incurred principally for the purpose of selling or repurchasing them in the short term;

>	debt instruments designated upon initial recognition, under the option allowed by IFRS 9 (fair value option) if doing so eliminates, or significantly reduces, an accounting mismatch;

>	derivatives, including embedded derivatives, held for trading or not designated as effective hedging instruments.

Such financial assets are initially recognised at fair value with subsequent gains and losses from changes in their fair value recognised through profit or loss.

This category also includes listed equity investments which the combined Group had not irrevocably elected to classify at fair value through other comprehensive income. Dividends on listed equity investments are also recognised as other income in the statement of profit or loss when the right of payment has been established.

Financial assets that qualify as contingent consideration are also measured at fair value through profit or loss.

Impairment of financial assets

At each reporting date, the combined Group recognises an ECL allowance for trade receivables and other financial assets measured at amortised cost, debt instruments measured at fair value through other comprehensive income, contract assets and all other assets that could be impaired.

In accordance with IFRS 9, as from January 1, 2018, the combined Group applies a new impairment model based on the determination of expected credit losses (ECL) using a forward-looking approach. In essence, this model entails:

>	the application of a single framework for all financial assets;

>	the recognition of expected credit losses on an ongoing basis and the updating of the amount of such losses at the end of each reporting period, reflecting changes in the credit risk of the financial instrument;

>	the measurement of expected losses on the basis of reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

For trade receivables, contract assets and lease payments receivable, including those with a significant financing component, the combined Group uses the simplified approach, determining expected credit losses over a period coinciding with the asset’s residual life, which is generally 12 months.

For all financial assets other than trade receivables, contract assets and lease payments receivable, the combined Group applies the general approach under IFRS 9, based on the assessment of a significant increase in credit risk since initial recognition. Under such approach, an ECL allowance for financial assets is recognised at an amount equal to the lifetime expected credit losses, if the credit risk on those financial assets has increased significantly, since initial recognition, considering all reasonable and supportable information, including also forward-looking inputs.

If, at the reporting date, the credit risk on financial assets has not increased significantly since initial recognition, the combined Group measures the ECL allowance for those financial assets at an amount equal to 12-month expected credit losses.

For financial assets for which the ECL allowance equal to lifetime expected credit losses had been recognised at the previous reporting date, the combined Group measures the ECL allowance at an amount equal to 12-month expected credit losses when the significant increase in credit risk condition is no longer met.

The combined Group recognises in profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the ECL allowance at the reporting date to the amount that is required to be recognised in accordance with IFRS 9.

The combined Group applies the low credit risk exemption, avoiding the recognition of ECL allowances at an amount equal to lifetime expected credit losses due to a significant increase in credit risk of debt securities at fair value through other comprehensive income, whose counterparty has a strong capacity to meet its contractual cash-flow obligations (e.g., investment grade).

Cash and cash equivalents

These include deposits that are available on demand or in the very near term, as well as short-term highly liquid financial investments that are readily convertible into a known amount of cash and which are subject to insignificant risk of changes in value.

They do not include bank overdrafts at the reporting date for the purposes of the statement of cash flows.

Financial liabilities at amortised cost

These are mainly loans borrowings, trade payables, finance lease liabilities and debt instruments.

Non-derivative financial liabilities are recognised when the combined Group becomes a party to the contractual clauses of the instrument and are initially recognised at fair value adjusted for directly attributable transaction costs. Financial liabilities are subsequently measured at amortised cost using the effective interest rate method.

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred with an intention to repurchase them in the near term. They also include derivative financial instruments entered into by the combined Group that are not designated as hedges in accordance with IFRS 9. Separated embedded derivatives are also classified as at fair value through profit or loss unless they are designated as effective hedging instruments.

Gains or losses on liabilities at fair value through profit or loss are recognised through profit or loss.

Financial liabilities designated upon initial recognition as at fair value through profit or loss are designated as such at the date of initial recognition, only if they meet the requirements of IFRS 9.

In this case, the portion of the change in fair value attributable to own credit risk is recognised in other comprehensive income.

The combined Group has not designated any financial liability as at fair value through profit or loss, upon initial recognition.

Financial liabilities that qualify as contingent consideration are also measured at fair value through profit or loss.

Derecognition of financial assets and liabilities

Financial assets are derecognised whenever one of the following conditions is met:

>	the contractual right to receive the cash flows associated with the asset expires;

>	the combined Group has transferred substantially all the risks and rewards associated with the asset, transferring its rights to receive the cash flows of the asset or assuming a contractual obligation to pay such cash flows to one or more beneficiaries under a contract that meets the requirements provided by IFRS 9 (the “pass through test”);

>	the combined Group has neither transferred nor retained substantially all the risks and rewards of ownership of the asset but has transferred control over the asset.

Financial liabilities are derecognised when they are extinguished, i.e. when the contractual obligation has been discharged, cancelled or expired.

When there is an exchange between an existing borrower and lender of debt instruments with substantially different terms or there is a substantial modification of the terms of an existing financial liability or a part of it, such exchange or modification is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. The difference in the respective carrying amounts is recognised in profit or loss.

Derivative financial instruments

A derivative is a financial instrument or another contract:

>	whose value changes in response to the changes in an underlying variable such as an interest rate, commodity or security price, foreign exchange rate, a price or rate index, a receivable rating or other variable;

>	that requires no initial net investment, or one that is smaller than would be required for a contract with similar response to changes in market factors;

>	that is settled at a future date.

Derivative instruments are classified as financial assets or liabilities depending on their positive or negative fair value and they are classified as “held for trading” within “Other business models” and measured at fair value through profit or loss, except for those designated as effective hedging instruments.

For additional details on hedge accounting, reference should be made to note 40 “Derivatives and hedge accounting”.

All derivatives held for trading are classified as current assets or liabilities.

Derivatives not held for trading purposes, but measured at fair value through profit or loss since they do not qualify for hedge accounting, and derivatives designated as effective hedging instruments are classified as current or non-current on the basis of their maturity date and the combined Group’s intention to hold the financial instrument until maturity.

Embedded derivatives

An embedded derivative is a derivative included in a “combined” contract (i.e., hybrid instruments) that contains another non-derivative contract (the host contract) and gives rise to some or all of the combined contract’s cash flows.

The combined Group’s main contracts that may contain embedded derivatives are contracts to buy or sell non-financial items with clauses or options that affect the contract price, volume or maturity.

A derivative embedded in a hybrid contract containing a financial asset host is not accounted for separately. The financial asset host together with the embedded derivative is required to be classified in its entirety as a financial asset at fair value through profit or loss.

Contracts that are not financial instruments to be measured at fair value are analysed in order to identify any embedded derivatives, which are to be separated and measured at fair value. This analysis is performed when the combined Group becomes party to the contract or when the contract is renegotiated in a manner that significantly changes the originally associated cash flows.

Embedded derivatives are separated from the host contract and accounted for as derivatives when:

>	the host contract is not a financial instrument measured at fair value through profit or loss;

>	the economic risks and characteristics of the embedded derivative are not closely related to those of the host contract;

>	a separate contract with the same terms as the embedded derivative would meet the definition of a derivative.

Embedded derivatives that are separated from the host contract are recognised in the combined consolidated financial statements at fair value through profit or loss (except when the embedded derivative is part of a designated hedge).

Contracts to buy or sell non-financial items

In general, contracts to buy or sell non-financial items that are entered into and continue to be held for receipt or delivery in accordance with the combined Group’s normal expected purchase, sale or usage requirements are outside of the scope of application of IFRS 9 and therefore recognised as executory contracts, according to the “own use exemption”.

Such contracts are recognised as derivatives and, consequently, at fair value through profit or loss only if:

>	they can be settled on a net basis; and

>	they are not entered into in accordance with the combined Group’s expected purchase, sale or usage requirements.

A contract to buy or sell non-financial items is classified as “normal purchase or sale” if it is entered into:

>	for the purpose of the physical delivery;

>	in accordance with the combined Group’s expected purchase, sale or usage requirements.

The combined Group analyses all contracts to buy or sell non-financial assets, with a specific focus on forward purchases and sales of electricity and energy commodities, in order to determine if they shall be classified and treated according to IFRS 9 or if they have been entered into for its own use.

Offsetting financial assets and liabilities

The combined Group offsets financial assets and liabilities when:

>	it has a legally enforceable right to set off the recognised amounts; and

>	it has the intention to either settle on a net basis or realise the asset and settle the liability simultaneously.

Non-current assets (or disposal groups) classified as held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale if their carrying amount will be recovered principally through a sale transaction, rather than through continuing use.

This classification criteria is applicable only when non-current assets (or disposal groups) are available in their present condition for immediate sale and the sale is highly probable.

If the combined Group is committed to a sale plan involving loss of control of a subsidiary and the requirements provided for under IFRS 5 are met, all the assets and liabilities of that subsidiary are classified as held for sale when the classification criteria are met, regardless of whether the combined Group will retain a non-controlling interest in its former subsidiary after the sale.

The combined Group applies these classification criteria as envisaged in IFRS 5 to an investment, or a portion of an investment, in an associate or a joint venture. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale is accounted for using the equity method until disposal of the portion that is classified as held for sale.

Non-current assets (or disposal groups) and liabilities included in disposal groups classified as held for sale are presented separately from other assets and liabilities in the statement of financial position.

The amounts presented for non-current assets or for the assets and liabilities of disposal groups classified as held for sale are not reclassified or re-presented for comparative periods.

Immediately before the initial classification of non-current assets (or disposal groups) as held for sale, the carrying amounts of such assets (or disposal groups) are measured in accordance with the IFRS applicable to the specific assets or liabilities. Non-current assets (or disposal groups) classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Impairment losses for any initial or subsequent write-down of the assets (or disposal groups) to fair value less costs to sell and gains for their reversals are included in profit or loss from continuing operations.

Non-current assets are not depreciated (or amortised) while they are classified as held for sale or while they are part of a disposal group classified as held for sale.

If the classification criteria are no longer met, the combined Group ceases to classify non-current assets (or disposal group) as held for sale. In that case they are measured at the lower of:

>	the carrying amount before the asset (or disposal group) was classified as held for sale, adjusted for any depreciation, amortisation or revaluations that would have been recognised if the asset (or disposal group) had not been classified as held for sale; and

>	the recoverable amount, which is equal to the higher of the asset’s fair value less costs to sell and its value in use, as calculated at the date of the subsequent decision not to sell.

Any adjustment to the carrying amount of a non-current asset that ceases to be classified as held for sale is included in profit or loss from continuing operations.

A discontinued operation is a component of the combined Group that either has been disposed of, or is classified as held for sale, and:

>	represents a separate major line of business or geographical area of operations;

>	is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations; or

>	is a subsidiary acquired exclusively with a view to resale.

>	The combined Group presents, in a separate line item of the income statement, a single amount comprising the total of:

>	the post-tax profit or loss of discontinued operations; and

>	the post-tax gain or loss recognised on the measurement to fair value less costs to sell or on the disposal of the assets or disposal groups constituting the discontinued operation.

The corresponding amounts are restated in the income statement for comparative periods so that the disclosures relate to all operations that were discontinued by the end of the last reporting date. If the combined Group ceases to classify a component as held for sale, the results of the component previously presented in discontinued operations are reclassified and included in profit from continuing operations for all periods presented.

Green certificates

Green certificates are the equivalent of non-monetary grants related to income and are recognised at fair value under other operating income, with a balancing entry in other non-financial assets.

When such certificates are credited to the combined Group, they are reclassified from other assets to inventories.

Revenue from the sale of such certificates is recognised under revenue from contracts with customers, with a corresponding decrease in inventories.

Employee benefits

Liabilities for employee benefits vested and paid when or after employment ends in connection with defined benefit plans or other long-term benefits granted during the employee’s service are determined separately for each plan, based on actuarial assumptions to estimate the amount of the future benefits that employees have vested at the reporting date (using the projected unit credit method). More specifically, the present value of the defined benefit obligation is calculated using the discount rate by reference to market yields at the end of the reporting period on high quality corporate bonds. If there is no deep market on high quality corporate bonds in the currency in which the bond is denominated, the market yields on government securities is used.

The liability is recognised on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.

If the value of plan assets exceeds the present value of the related defined benefit obligation, the surplus (up to the limit of any cap) is recognised as an asset.

As regards the liabilities or assets of defined benefit plans, the cumulative actuarial gains and losses from the actuarial measurement of the liabilities, the yield on the plan assets (net of the associated interest income) and the effect of the asset ceiling (net of the associated interest income) are recognised in other comprehensive income when they arise. For other long-term benefits, the related actuarial gains and losses are recognised in profit or loss.

If a change is made to an existing defined benefit plan or a new plan is introduced, any past service cost is taken immediately to profit or loss.

Employees are also enrolled in defined contribution plans under which the combined Group pays fixed contributions to a separate entity (a fund) and has no legal or constructive obligation to pay further contributions if the fund does not hold sufficient assets to pay all employee benefits relating to employee service in the current and prior periods. Such plans are usually aimed to supplement pension benefits due to employees post-employment. The related costs are recognised in profit or loss on the basis of the amount of contributions paid in the period.

Termination benefits

Liabilities for termination benefits, i.e., employee benefits payable as a result of either the company’s decision to terminate an employee’s employment or an employee’s decision to accept voluntary redundancy in exchange for those benefits are recognised at the earlier of:

>	when the combined Group can no longer withdraw its offer of such benefits; and

>	when the combined Group recognises the costs of a restructuring within the scope of IAS 37 and it involves the payment of the termination benefits.

The liabilities are measured based on the nature of the employee benefits. More specifically, when the benefits represent an enhancement of other post-employment benefits, the associated liability is measured in accordance with the rules governing that type of benefits. Otherwise, if the termination benefits due to employees are expected to be settled wholly before 12 months after the end of the annual reporting period, the combined Group measures the liability in accordance with the requirements for short-term employee benefits; if they are not expected to be settled wholly before 12 months after the end of the annual reporting period, the combined Group measures the liability in accordance with the requirements for other long-term employee benefits.

Provisions for risks and charges

Provisions are recognised where there is a legal or constructive obligation as a result of a past event at the end of the reporting period, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated. Where the impact is significant, the provisions are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the provision is discounted, the periodic adjustment of the present value due to the passage of time is recognised as interest expense.

When the combined Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset, but only when the reimbursement is virtually certain.

Where the liability relates to decommissioning and/or site restoration in respect of property, plant and equipment, the initial recognition of the provision is made against the related asset and the expense is then recognised in profit or loss through the depreciation of the asset involved.

Provisions do not include liabilities for uncertain income tax treatments, which are recognised as tax liabilities.

In the case of contracts in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it (onerous contracts), the combined Group recognises a provision as the lower of the costs of fulfilling the obligation and any compensation or penalty arising from failure to fulfil it.

Changes in estimates of accruals to the provision are recognised in the income statement in the period in which the changes occur, with the exception of those in the costs of decommissioning, dismantling and/or restoration resulting from changes in the timetable and costs necessary to extinguish the obligation or from a change in the discount rate. These changes increase or decrease the value of the related assets and are recognised in profit or loss through the depreciation process. Where they increase the value of the assets, the combined Group also determines whether the new carrying amount of the assets is fully recoverable. If this is not the case, a loss equal to the unrecoverable amount is recognised in profit or loss.

Decreases in estimates are recognised up to the carrying amount of the assets. Any excess is recognised immediately in profit or loss.

Reference should be made to the paragraph on “Use of estimates” for additional details on the estimation criteria used to determine the provisions for the dismantling and/or restoration of sites.

Revenue from contracts with customers

The combined Group recognises revenue from contracts with customers to represent faithfully the transfer of goods and services promised to customers at an amount that reflects the consideration at which the combined Group expects to be entitled in exchange for those goods or services.

The combined Group applies this core principle using the five-step model under IFRS 15:

>	identifying the contract with a customer (step 1).

The combined Group applies IFRS 15 to contracts with customers when the contract creates enforceable rights and obligations and meets all the criteria envisaged for step 1.

If these criteria are not met, any consideration received from customers is generally recognised as an advance.

>	identifying performance obligations (step 2).

The combined Group identifies all goods or services promised in the contract, separating them into performance obligations to account for separately if they are both capable of being distinct and if they are distinct within the context of the contract.

As an exception, the combined Group accounts for each promise to transfer to the customer a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer over time as a single performance obligation.

In assessing the existence and the nature of the performance obligations, the combined Group considers all contract’s features as mentioned in step 1.

For each distinct good or service identified, the combined Group determines whether it acts as a principal or agent, respectively if it controls or not the specified good or service that is promised to the customer before its control is transferred to the customer. When the combined Group acts as agent, it recognises revenue on a net basis, corresponding to any fee or commission to which it expects to be entitled;

>	determining the transaction price (step 3).

The transaction price represents the amount of consideration to which the combined Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties (e.g., some sale taxes and value-added taxes).

The combined Group determines the transaction price at inception of the contract and updates it at each reporting period for any changes in circumstances.

When the combined Group determines the transaction price, it considers whether the transaction price includes variable consideration, non-cash consideration received from a customer, consideration payable to a customer and a significant financing component;

>	allocating the transaction price (step 4).

The combined Group allocates the transaction price at contract inception to each separate performance obligation to reflect the amount of consideration to which the combined Group expects to be entitled in exchange for transferring the promised goods or services.

When the contract includes a customer option to acquire additional goods or services that represents a material right, the combined Group allocates the transaction price to this performance obligation (i.e., the option) and defers the relative revenue until those future goods or services are transferred or the option expires.

The combined Group generally allocates the transaction price on the basis of the relative stand-alone selling price of each distinct good or service promised in the contract (that is, the price at which the combined Group would sell that good or service separately to the customer);

>	recognising revenue (step 5).

The combined Group recognises revenue when (or as) each performance obligation is satisfied with the transfer of the promised good or service to the customer, or when the customer obtains control.

>	As a first step, the combined Group determines if one of the overtime criteria is met. For each performance obligation satisfied over time, the combined Group recognises revenue over time by measuring progress toward the complete satisfaction of that performance obligation using an output method or an input method and applies a single method of measuring progress from contract inception until complete satisfaction and to similar performance obligations and in similar circumstances.

When the combined Group cannot reasonably measure the progress toward complete satisfaction of the performance obligation, it recognises revenue only to the extent of the costs incurred that are considered recoverable.

If the performance obligation is not satisfied over time, the combined Group determines the point in time at which the customer obtains control of the promised good or service, considering whether the indicators of the transfer of control collectively indicate that the customer has obtained control.

Depending on the type of transaction, the broad criteria used under IFRS 15 are summarised below:

-	revenue from the sale of goods is recognised at the point in time at which the customer obtains the control of the goods if the combined Group considers that the sale of goods is satisfied at a point in time;

-	revenue from services is recognised on the basis of the progress towards complete satisfaction of the performance obligation measured using an appropriate method that best depicts this progress if the combined Group considers that the performance obligation is satisfied over time. The cost incurred method (cost-to-cost method) is considered appropriate for measuring progress, except when specific contract analysis suggests the use of an alternative method, which best depicts the combined Group’s performance obligation satisfied at the reporting date.

The combined Group does not disclose information about the remaining performance obligations in existing contracts if the performance obligation is part of a contract that has an original expected duration of one year or less and if the combined Group recognises revenue in the amount to which it has a right to invoice the customer.

Additional details on this revenue recognition model are given in the paragraph on “Management judgements” and in note 8.a “Revenue from sales and services”.

If the combined Group satisfies the performance obligation by transferring goods or services to a customer before the customer pays consideration or before payment is due, it recognises a contract asset relating to the right to consideration in exchange for goods or services transferred to the customer.

If a customer pays consideration before the combined Group transfers goods or services to the customer, the combined Group recognises a contract liability when the payment is made (or the payment is due) that is recognised as revenue when the combined Group satisfies the performance obligation under the contract.

Other operating income

Other operating income mainly refers to gains on the disposal of assets that are not an output of the combined Group’s core business and government grants.

Government grants, including non-monetary grants at fair value, are recognised where there is reasonable assurance that they will be received and that the combined Group will comply with all conditions attaching to them as set by the government, government agencies and similar bodies, whether local, national or international.

The benefit of a government loan at a below-market rate of interest is treated as a government grant. The loan is initially recognised and measured at fair value and the government grant is measured as the difference between the initial carrying amount of the loan and the funds received. The loan is subsequently measured in accordance with the requirements for financial liabilities.

Government grants are recognised in profit or loss on a systematic basis over the periods in which the combined Group recognises as expenses the related costs which the grants are intended to compensate.

When the combined Group receives government grants in the form of non-monetary assets for internal use, it recognises both the grant and the asset at its transfer-date fair value.

Government grants related to income, including those consisting of a transfer of a non-monetary asset, received to purchase, construct or otherwise acquire long-term assets (e.g., property, plant and equipment or intangible assets) are recognised as deferred income under other liabilities and taken to profit or loss on a systematic basis over the useful life of the asset.

Financial income and expense on derivatives

Financial income and expense on derivatives include:

>	income and expense on derivatives measured at fair value through profit or loss on interest rate and currency risk;

>	income and expense on fair value hedges on interest rate risk;

>	income and expense on cash flow hedges on interest rate and currency risks.

Other financial income and expense

For all financial assets and liabilities measured at amortised cost and interest-bearing financial assets classified as at fair value through other comprehensive income, interest income and expense is recognised using the effective interest rate method. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the carrying amount of the financial asset or liability.

Interest income is recognised to the extent that it is probable that the economic benefits will flow to the combined Group and the amount can be reliably measured.

Other financial income and expense also include changes in the fair value of financial instruments other than derivatives.

Dividends

Dividends are recognised when the unconditional right to receive payment is established.

Dividends and interim dividends payable to non-controlling interests are recognised as changes in equity at the date when they are respectively approved by the shareholders and the board of directors.

Income taxes

Current taxes

Current income taxes for the year, which are recognised as “Tax liabilities” net of payments on account, or as “Tax assets” where the net balance is an asset, are determined using an estimate of taxable income and in accordance with the applicable regulations.

In particular, tax liabilities and assets are determined using the tax rates and tax laws that are enacted or substantively enacted by the end of the reporting period.

Current income taxes are recognised in profit or loss with the exception of current income taxes related to captions recognised directly in equity.

Deferred taxes

Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities and their corresponding tax values applying the tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of tax rates that are enacted or substantively enacted as at the end of the reporting period.

Deferred tax liabilities are recognised for all taxable temporary differences, except when the deferred tax liability arises from the initial recognition of goodwill or in respect of taxable temporary differences associated with investments in subsidiaries and associates and interests in joint arrangements, when the combined Group can control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses, when recovery is probable, i.e. when the combined Group expects to have sufficient future taxable profit to recover the asset.

The recoverability of deferred tax assets is reviewed at the end of each reporting period.

Unrecognised deferred tax assets are re-assessed at each reporting date and they are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred taxes are recognised in profit or loss, with the exception of those relating to captions recognised directly in equity.

Deferred tax assets and deferred tax liabilities are offset if they are levied by the same taxation authority and the combined Group has a legally enforceable right to set of current tax assets against current tax liabilities that will be generated when they reverse.

Uncertainty over income tax treatments

In defining ‘uncertainty’, it shall be considered whether a particular tax treatment will be accepted by the relevant taxation authority. If it is deemed probable that the tax treatment will be accepted (where the term ‘probable’ is defined as ‘more likely than not’), then the combined Group recognises and measures its current/deferred tax asset or liabilities applying the requirements in IAS 12.

Conversely, when there is uncertainty over income tax treatments, the uncertainty should be reflected in the manner that better predicts the resolution of the uncertain tax treatment. The combined Group determines whether to consider each uncertain tax treatment separately or together with one or more other uncertain tax treatments based on which approach provides better predictions of the resolution of the uncertainty. In assessing whether and how the uncertainty affects the tax treatment, the combined Group assumes that a taxation authority will accept or not an uncertain tax treatment supposing that the taxation authority will examine amounts it has a right to examine and have full knowledge of all related information when making those examinations. the combined Group reflects the effect of uncertainty in accounting for current and deferred tax when it concludes it is not probable that the taxation authority will accept an uncertain tax treatment, using the expected value or the most likely amount, whichever method better predicts the resolution of the uncertainty.

The combined Group uses significant judgement in identifying uncertainties over income tax treatments and reassesses any judgements and estimates made if a change in facts and circumstances might change a conclusion about the acceptability of a tax treatment or the estimate of the effect of uncertainty, or both.

Since uncertain income tax positions meet the definition of income taxes, the combined Group presents uncertain tax liabilities/assets as current tax liabilities/assets or deferred tax liabilities/assets.

4. New standards, amendments and interpretations

The combined Group has applied the following standards, interpretations and amendments in effect as from January 1, 2019:

>	IFRS 16 - Leases, issued in January 2016, which replaces IAS 17 - Leases, IFRIC 4 - Determining Whether an Arrangement Contains a Lease, SIC 15 - Operating Leases - Incentives and SIC 27 - Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to recognises all leases using a single model similar to that for finance leases under IAS 17.

The nature and effects of the changes as a result of the adoption of this new standard are described in note 4 “New standards, amendments and interpretations”.

>	Amendments to IAS 19 - Plan Amendment, Curtailment or Settlement, issued in February 2018.

When an amendment, curtailment or settlement of a defined benefit plan occurs during the annual reporting period, the amendments specify that, for the remainder of the annual reporting period, the combined Group determines:

-	the current service cost using the actuarial assumptions used to remeasure the net defined benefit liability/(asset); and
-	the net interest using the remeasured net defined benefit liability/(asset) and the discount rate used to remeasure it.

The amendments also clarify that the past service cost (or the gain/loss on settlement) is calculated ignoring the effect of the asset ceiling that is determined in a second step and is usually recognised in other comprehensive income. The amendments do not address the accounting for “significant market fluctuations” in the absence of a plan amendment, curtailment or settlement.

The application of these amendments has not had any material impacts on the combined consolidated financial statements.

>	Amendments to IAS 28 - Long-term Interests in Associates and Joint Ventures, issued in October 2017. The amendments clarify that an entity applies IFRS 9 - Financial Instruments to non-current interests in associates and joint ventures to which the equity method is not applied.

The application of these amendments has not had any material impacts on the combined consolidated financial statements.

>	IFRIC 23 - Uncertainty over Income Tax Treatments, issued in June 2017; the interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

The application of this interpretation did not have a significant impact on the combined consolidated financial statements.

>	Annual improvements to IFRS 2015-2017 cycle, issued in December 2017. The document contains formal modifications and clarifications of existing standards. More specifically, the following standards were amended:

-	IFRS 3 - Business Combinations. The amendments clarify that, when an entity obtains control of a business that is a joint operation, it applies the requirements for a business combination achieved in stages, including remeasuring its entire previously held interests in the assets of the joint operation at the acquisition-date fair value. These amendments apply to business combinations for which the acquisition date is on or after January 1, 2019.

-	IFRS 11 - Joint Arrangements. The amendments clarify that when an entity obtains joint control of a joint operation that constitutes a business (as defined in IFRS 3), it should not remeasure its previously held interests in that joint operation. These amendments apply to transactions in which joint control is obtained on or after January 1, 2019.

-	IAS 12 - Income Taxes. The amendments clarify that the income tax consequences when the entity recognises a liability to pay a dividend are linked more directly to past transactions or events that generated distributable profits than distributions to owners. Therefore, the related income tax consequences of dividends shall be recognised in profit or loss, other comprehensive income or equity according to where the entity originally recognised those past transactions or events;

-	IAS 23 – Borrowing costs. The amendments clarify that an entity treats as part of general borrowings any specific borrowing, originally made to develop a qualifying asset, that remain outstanding when substantially all the activities necessary to prepare that asset for its intended use or sale are complete. These amendments apply to borrowing costs incurred on or after January 1, 2019.

The application of these amendments has not had any material impacts on the combined consolidated financial statements.

5. Changes in standards and additional information

5.1 Application of IFRS 16 - Leases

Transition

The combined Group companies adopted IFRS 16 - Leases using the modified retrospective method, with initial application on January 1, 2019. Under this method, the standard is applied retrospectively, recognising the cumulative effect of initial application of IFRS 16 at the date of initial application. Accordingly, the comparative data (for 2018) have not been restated and are presented, as previously reported, under IAS 17 and the related interpretations. Additionally, the disclosure requirements in IFRS 16 have not been applied to the comparative data.

On transition to IFRS 16, the combined Group elected to use the transition practical expedient to not reassess whether a contract is, or contains, a lease, at January 1, 2019. Therefore, the combined Group applied the standard only to contracts that were previously identified as leases applying IAS 17 and IFRIC 4 at the date of initial application.

At transition, the combined Group:

>	did not change the carrying amounts of assets and liabilities recognised at the date of initial application for leases previously classified as finance leases under IAS 17;

>	recognised right-of-use assets and lease liabilities for those leases previously classified as an operating lease applying IAS 17, except for leases with underlying assets of low value, for which it is not required to make any adjustments on transition. The combined Group mainly recognised a right-of-use asset at the date of initial application at an amount equal to the lease liability, adjusted by the amount of any prepayments or accrued expenses arising from the lease and recognised in the statement of financial position immediately before the date of initial application. Lease liabilities were recognised based on the present value of the remaining lease payments, discounted using the incremental borrowing rate of the combined Group’s lessee entity at January 1, 2019.

The combined Group used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

>	it relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application and adjusted the right-of-use asset at the date of initial application by the amount of any provision for onerous leases recognised immediately before the date of initial application;

>	it applied the short-term leases exemption to leases with lease terms ending within 12 months of the date of initial application;

>	it applied the low-value assets exemption for contracts whose amounts are considered immaterial;

>	it used hindsight, particularly to determine the lease term for contracts that contain options to extend or terminate a lease.

IFRS 16 substantially applies to all combined Group companies that act as lessees. IFRS 16 has the largest impact on mainly right-of-use assets relating to property, surface rights of renewable power plants, cars and other means of transport and other technical equipment.

The combined Group is not required to make transition adjustments for leases in which it is the lessor.

€ million

ASSETS		12.31.2018	Effect of IFRS 16 FTA	01.01.2019
Non-current assets
Property, plant and equipment		3,270	29	3,299
Intangible assets		143	-	143
Goodwill		149	-	149
Deferred tax assets		7	-	7
Derivatives		26	-	26
Other non-current financial assets		38	-	38
Other non-current assets		34	-	34
	[Total]	3,669	29	3,698
Current assets
Inventories		7	-	7
Trade receivables		173	-	173
Current contract assets		(1)	-	(1)
Tax assets		10	-	10
Derivatives		30	-	30
Other current financial assets		80	-	80
Other current assets		224	-	224
Cash and cash equivalents		497	-	497
	[Total]	1,020	-	1,020
Assets classified as held for sale		679	2	681
TOTAL ASSETS		5,368	31	5,399

€ million

LIABILITIES AND EQUITY		12.31.2018	Effect of IFRS 16 FTA	01.01.2019
Equity attributable to owners of the parent
Share capital		2,847	-	2,847
Other reserves		-335	-	-335
Cumulative profits and losses		345	-	345
	[Total]	2,857	-	2,857
Non-controlling interests		221	-	221
Total equity		3,078	-	3,078
Non-current liabilities
Long-term borrowings		768	24	792
Employee benefits		1	-	1
Provisions for risks and charges (non-current portion)		15	-	15
Deferred tax liabilities		42	-	42
Derivatives		5	-	5
Other non-current liabilities		3	-	3
	[Total]	834	24	858
Current liabilities
Short-term borrowings		266	-	266
Current portion of long-term borrowings		425	5	430
Trade payables		216	-	216
Tax liabilities		10	-	10
Derivatives		12	-	12
Other current financial liabilities		50	-	50
Other current liabilities		58	-	58
	[Total]	1,037	5	1,042
Liabilities included in disposal groups classified as held for sale		419	2	421
Total liabilities		2,290	31	2,321
TOTAL LIABILITIES AND EQUITY		5,368	31	5,399

€ million	2019
Effect of IFRS 16 FTA
Total costs(1)	(3)
Operating profit	3
Financial expense	3
Profit before tax	-
Income taxes	-
Profit for the period (attributable to owners of the parent and non-controlling interests)	-
(1)	Includes the €4 million decrease in costs for services and use of third party assets and €1 million increase in depreciation and amortisation

IFRS 16 reconciliation

€ million
Minimum operating lease payments at December 31, 2018	131
(Discounting effect)	(102)
Lease liabilities at January 1, 2019	29

6. Changes in the combination scope

Sale of eight companies that own renewable energy power plants in Brazil

On May 31, 2019, via Enel Green Power Brasil Participações Ltda, three renewable energy power plants operating in Brazil were sold in their entirety. The total consideration for the sale, which was collected at the closing, is equal to the enterprise value of the plants and amounts to roughly BRL2.7 billion (approximately €603 million).

€ million
Transaction value	603
Net assets sold	(565)
Transaction costs	(4)
Reversal of accumulated OCI	(41)
Loss	(7)

7. Geographical segment reporting

The combined Group’s results have been presented by geographical segment considering that there is one single business (renewable energy generation) in which all in-scope companies are involved.

2019 and 2018 results by geographical segment

2019

€ million	Argentina	Brazil	Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Total revenue	-	290	-	6	22	47	45	169	579
Total costs	1	78	3	7	6	23	11	57	186
Depreciation and amortisation	-	79	-	2	14	11	11	16	133
Impairment losses	-	1	-	-	-	1	-	-	2
Reversals of impairment losses	-	-	-	-	-	-	-	-	-
Operating profit (loss)	(1)	132	(3)	(3)	2	12	23	96	258
Investments	1	693	-	29	-	3	2	4	732

2018

€ million	Argentina	Brazil	Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Total revenue	-	377	-	-	36	52	28	151	644
Total costs	1	120	3	3	6	22	7	39	201
Depreciation and amortisation	-	80	-	-	20	10	10	14	134
Impairment losses	-	-	-	-	1	-	17	-	18
Reversals of impairment losses	-	-	-	-	(1)	1	-	-	-
Operating profit (loss)	(1)	177	(3)	(3)	8	21	(6)	98	291
Investments	-	198	-	61	2	5	32	6	304

Combined consolidated statement of financial position data by geographical segment

December 31, 2019

€ million	Argentina	Brazil	Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Property, plant and equipment	1	2,516	-	85	283	344	297	380	3,906
Intangible assets	2	571	-	55	-	29	71	53	781
Current and non-current contract assets	-	-	-	-	(1)	-	-	1	-
Trade receivables	-	109	1	-	2	14	11	43	180
Other	1	26	-	2	110	6	4	11	160
Operating assets	4	3,222	1	142	394	393	383	488	5,027

Trade payables	6	439	-	12	8	3	15	8	491
Other provisions	-	16	1	5	-	-	2	6	30
Other	-	95	1	1	3	2	4	3	109
Operating liabilities	6	550	2	18	11	5	21	17	630

December 31, 2018

€ million	Argentina	Brazil		Chile	Colombia	Costa Rica	Guatemala	Peru	Panama	Total
Property, plant and equipment	-	2,494		-	61	290	339	307	380	3,871
Intangible assets	2	213		-	10	-	30	11	54	320
Current and non-current contract assets	-	-		-	-	(1)	-	-	-	(1)
Trade receivables	-	136		-	-	5	6	14	38	199
Other	-	40		1	1	107	6	2	2	159
Operating assets	2	2,883	(1)	1	72	401	381	334	474	4,548

Trade payables	4	184		-	11	7	5	16	6	233
Other provisions	-	8		-	1	-	-	3	6	18
Other	-	48		1	1	3	2	8	-	63
Operating liabilities	4	240	(2)	1	13	10	7	27	12	314

(1)   Including €658 million classified as “held for sale”

(2)	Including €34 million classified as “held for sale”

Segment assets and liabilities are reconciled with combined assets and liabilities in the table below.

€ million	12.31.2019	12.31.2018
Total assets	5,597	5,368
Equity-accounted investments	2	2
Non-current derivative assets	27	26
Other non-current financial assets	36	38
Non-current tax assets classified as “Other non-current assets”	22	23
Current financial assets	66	80
Current derivative assets	1	30
Cash and cash equivalents	297	497
Deferred tax assets	23	7
Tax assets	96	96
Financial and tax assets classified as “held for sale”	-	21
Segment assets	5,027	4,548

Total liabilities	2,097	2,290
Long-term borrowings	976	768
Non-current derivative liabilities	7	5
Short-term borrowings	248	266
Current portion of long-term borrowings	93	425
Current financial liabilities	60	50
Current derivative liabilities	14	12
Deferred tax liabilities	52	42
Tax liabilities	1	10
Other tax liabilities	16	13
Financial and tax liabilities classified as “held for sale”	-	385
Segment liabilities	630	314

8. Revenue

8.a Revenue from sales and services – €567 million

€ million	2019	2018	Changes
Revenue from sales of energy	563	631	(68)	-10.8%
Other sales and services	4	1	3	-
Total revenue from sales and services	567	632	(65)	-10.3%

Revenue from sales and services exclusively refers to contracts with customers (IFRS 15) and amount to €567 million in 2019, down €65 million on the previous year. This decrease was mainly due to Brazil (-€87 million) where energy sales reflected the adverse impact of the lower energy price on the free market - SPOT in 2019 (BRL196.91 per MW) compared to 2018 (BRL280.86 per MW) and the change in scope, which occurred in May 2019 with the sale of three power plants.

These effects were partly offset by the increase in revenue (+€10 million) reported by Enel Green Power Perù S.A., mainly because the two new Rubi and Wayra power plants were fully operational for all of 2019, after having been commissioned in 2018.

Revenue from contracts with customers (IFRS 15) is recognised at a point in time or over time, as shown in the following table:

	2019
	Total
€ million	Over time	Point in time
Total IFRS 15 revenue	541	26

Performance obligations

The following table provides information about the performance obligations of certain in-scope companies for the main revenue streams only, with a summary of the specific judgements made and the related revenue accounting treatments:

Type of product/service	Nature and timing of satisfaction of performance obligation	Accounting treatment
Construction contracts

Construction contracts typically include a performance obligation satisfied over time. For these contracts, the combined Group generally considers it appropriate to use an input method for measuring progress, except when a specific contract analysis suggests the use of an alternative method that better depicts the combined Group’s performance obligation fulfilled at the reporting date.

For construction contracts that includes a performance obligation satisfied over time, the combined Group recognises revenue over time by measuring progress toward the complete satisfaction of that performance obligation.

The cost-to-cost method is generally considered the method that best depicts the combined Group’s progress toward satisfaction of the performance obligation at the reporting date.

The amount due from customers for construction contracts is presented as a contract asset. The amount due to customers under a construction contract is presented as a contract liability.

8.b Other income – €12 million

€ million	2019	2018	Changes
Sundry reimbursements	-	10	(10)	-
Gains on the disposal of property, plant and equipment, and intangible assets	7	-	7	-
Other income	5	2	3	-
Total	12	12	-	-

Sundry reimbursements decreased by €10 million, mainly in Costa Rica due to the portion of the indemnity that Chucas recognised in 2018 in connection with arbitration proceedings with a supplier to build a hydroelectric power plant.

Gains on the disposal of property, plant and equipment and intangible assets total €7 million in 2019 and include the gain on the sale of the energy transmission lines of Enel Green Power Perù S.A.’s Rubi and Wayra power plants.

9. Costs

9.a Electricity purchases – €54 million

€ million	2019	2018	2019-2018
Electricity	54	67	(13)	-19.4%
Total	54	67	(13)	-19.4%

Purchases of electricity decreased by €13 million in 2019, mainly in Brazil due to small energy purchases and the change in scope due to the May 2019 sale of three renewable power plants, which was only partly offset by the greater costs incurred in Panama.

9.b Services and other materials – €96 million

€ million	2019	2018	2019-2018
Transmission	11	12	(1)	-8.3%
Maintenance and repairs	9	6	3	50.0%
Telephone and postal costs	2	2	-	-
Communication services	1	1	-	-
IT services	1	1	-	-
Use of third party assets	1	5	(4)	-80.0%
Other services	66	73	(7)	-9.6%
Other materials	5	5	-	-
Total	96	105	(9)	-8.6%

Costs for services and other materials amount to €96 million in 2019, down €9 million compared to 2018 mainly because of the decrease in other services following lower operating expenses in Brazil.

9.c Personnel expense – €48 million

€ million	2019	2018	2019-2018
Wages and salaries	36	34	2	5.9%
Social security contributions	6	6	-	-
Post-employment benefits	1	2	(1)	-50.0%
Other costs	5	11	(6)	-54.5%
Total	48	53	(5)	-9.4%

Personnel expense amounts to €48 million in 2019, down €5 million.

The combined Group’s workforce saw a net increase of 41 new resources following the increases in Brazil (+64) and Colombia (+3), which were only partly offset by the decreases in Argentina, Peru, Costa Rica, Guatemala and Panama.

Wages and salaries rose by €2 million, in line with the increase in the average number of employees in 2019.

The table below shows the average number of employees by category compared to the previous year, and the actual headcount at the reporting date.

	Average			Total
	2019	2018	2019-2018	12.31.2019
Managers	12	8	4	12
Middle managers	84	73	11	94
White collars	420	384	36	477
Blue collars	192	226	(34)	147
Total	708	691	17	730

9.d Depreciation, amortisation and impairment losses – €134 million

€ million	2019	2018	2019-2018
Property, plant and equipment	127	127	-	-
Intangible assets	6	7	(1)	-14.3%
Impairment losses	1	17	(16)	-94.1%
Total	134	151	(17)	-11.3%

Depreciation, amortisation and impairment losses decreased by €17 million in 2019, mainly because of the greater impairment losses recognised in Peru in 2018 when the Ayanunga project was abandoned. The depreciation of property, plant and equipment is unchanged following greater depreciation in Peru, Colombia and Panama, offset by smaller depreciation in Costa Rica.

9.e Other operating expenses – €15 million

€ million	2019	2018	2019-2018
Losses on the disposal of property, plant and equipment, and intangible assets	1	-	1	-
Taxes and duties	6	7	(1)	-14.3%
Other	8	3	5	-
Total	15	10	5	50.0%

Other operating expenses increased by €5 million on the previous year, mainly due to the impact of the loss on Enel Green Power Brasil Participações Ltda’s sale of three power plants in May 2019.

9.f Internal work capitalised – €(27) million

€ million	2019	2018	2019-2018
Personnel	(17)	(20)	3	-15.0%
Materials	(9)	(1)	(8)	-
Other	(1)	(13)	12	-92.3%
Total	(27)	(34)	7	-20.6%

Internal work capitalised decreased by €7 million, mainly due the reduction in the capitalisation of the cost of internal resources in Brazil, Colombia and Peru.

10. Net financial income/(expense) on derivatives

€ million	2019	2018	2019-2018
Income:
- income on derivatives designated as hedges	85	65	20	30.8%
- income on derivatives measured at fair value through profit or loss	9	4	5	-
Total income	94	69	25	36.2%
Expense:
- expense on derivatives designed as hedges	(93)	(33)	(60)	-
- expense on derivatives measured at fair value through profit or loss	(10)	(2)	(8)	-
Total expense	(103)	(35)	(68)	-
NET FINANCIAL INCOME/(EXPENSE) ON DERIVATIVES	(9)	34	(43)	-

Net financial expense on interest rate and exchange rate hedging derivatives totals €9 million in 2019 (compared to net income of €34 million in 2018) detailed as follows:

>	net expense on derivatives designated as hedges of €8 million (net income of €32 million in 2018), mainly referring to cash flow hedges for currency risk;

>	net expense on derivatives designated at fair value through profit or loss of €1 million (net income of €2 million in 2018).

Reference should be made to note 40 “Derivatives and hedge accounting” for additional details.

11. Net other financial income/(expense)

Other financial income

€ million	2019	2018	2019-2018
Interest on financial assets (current and non-current):
- interest income at the effective interest rate on securities and financial assets - non-current	13	5	8	-
- interest income at the effective interest rate on financial investments - current	2	2	-	-
Total interest income at the effective interest rate	15	7	8	-
Exchange gains	60	83	(23)	-27.7%
Other income	18	23	(5)	-21.7%
TOTAL FINANCIAL INCOME	93	113	(20)	-17.7%

Other financial income of €93 million decreased by €20 million on the previous year, mainly as a result of the €23 million reduction in exchange gains due, in particular, to the trend in exchange rates applicable to net financial debt not denominated in euro. This change essentially refers to the Brazilian companies (-€33 million) and was partly offset by the increase in the exchange gains of the Colombian company El Paso Solar (€11 million).

The effect is partly offset by the €8 million increase in interest income on long-term loans, mainly relating to the Brazilian companies.

Other financial expense

€ million	2019	2018	2019-2018
Interest on loans and borrowings (current and non-current):
- interest expense on bank borrowings	66	63	3	4.8%
- interest expense on borrowings from other financial backers	27	20	7	35.0%
Total interest expense	93	83	10	12.0%
Exchange losses	76	165	(89)	-53.9%
Discounting of other provisions	3	-	3	-
Other expense	67	55	12	21.8%
TOTAL FINANCIAL EXPENSE	239	303	(64)	-21.1%

Other financial expense of €239 million decreased by a total of €64 million on 2018, mainly due to the €89 million reduction in exchange losses due, in particular, to the trend in exchange rates applicable to net financial debt not denominated in euro. This change substantially refers to the Brazilian companies (-€93 million) and was partly offset by the increase in the exchange gains of the Colombian company El Paso Solar (€5 million). The effect is partly compensated by:

>	the €12 million increase in interest expense for commission on guarantees received, essentially relating to the Brazilian companies (€9 million) and Enel Green Power Perù (€2 million);

>	the €10 million increase in financial expense on bank borrowings and borrowings from other financial backers, mostly relating to the Brazilian companies;

>	the €3 million increase in expense on the discounting of the provisions for risks and charges, mainly relating to the Brazilian companies.

12. Income taxes

€ million	2019	2018	2019-2018
Current taxes	48	57	(9)	-15.8%
Total current taxes	48	57	(9)	-15.8%
Change in deferred tax liabilities	4	-	4	-
Change in deferred tax assets	(9)	(4)	(5)	-
TOTAL	43	53	(10)	-18.9%

The smaller accrual for taxes in 2019 compared to the previous year is essentially due to the lower profits for the year, mainly in Brazil.

Reference should be made to note 18 for information on changes in deferred taxes.

13. Property, plant and equipment

Property, plant and equipment and changes in the year are reported below.

€ million	Land	Buildings	Plant and machinery	Industrial and commercial equipment	Other assets	Leased assets	Leasehold improvements	Assets under constr. and payments on acct.	Total
Historical cost, net of accumulated impairment losses	12	429	2,811	14	24	-	1	418	3,709
Accumulated depreciation	-	40	371	9	18	-	1	-	439
Balance at 12.31.2018	12	389	2,440	5	6	-	-	418	3,270
Investments	-	-	-	-	1	-	-	723	724
IFRS 16 FTA at January 1, 2019	-	-	-	-	-	29	-	-	29
Assets placed in service	-	46	265	-	2	-	-	(313)	-
Net exchange losses	-	(4)	(3)	-	-	-	-	(16)	(23)
Disposals	-	-	(11)	-	(1)	-	-	-	(12)
Depreciation	-	(17)	(97)	(2)	(2)	(4)	-	-	(122)
Impairment losses	-	-	-	-	-	-	-	(1)	(1)
Other changes	1	3	5	1	-	10	-	21	41
Total changes	1	28	159	(1)	-	35	-	414	636
Historical cost, net of accumulated impairment losses	13	472	3,076	15	20	37	1	832	4,466
Accumulated depreciation	-	55	477	11	14	2	1	-	560
Balance at 12.31.2019	13	417	2,599	4	6	35	-	832	3,906

Assets under construction and payments on account consist of investments in progress, mainly in Brazil.

Investments in 2019 are summarised by type below. They total €724 million, up €425 million on 2018.

€ million	2019	2018
Power plants:
- hydroelectric	18	14
- alternative energies	690	285
Total power plants	708	299
Land and buildings, other assets and equipment	16	-
TOTAL	724	299

Investments in power plants include wind power plants totalling €399 million, mainly located in Brazil and relating to the Lagoa Dos Ventos, Morro do Chapéu II, Delfina VIII and Cumaru projects and other minor projects.

Investments in solar power plants total €291 million and refer to the São Gonçalo project in Brazil and the El Paso Solar plant in Colombia.

Investments in Guatemala, Peru and Panama mainly refer to maintenance on operating plants.

Reference should be made to note 15 for information on leased assets.

Other changes mainly consist of the effect of capitalising the interest on borrowings specifically allocated to investments (€16 million, compared to €19 million in 2018), detailed as follows:

€ million	2019	Interest rate %	2018	Interest rate %	2019-2018
Enel Green Power Brazil	16	5.8%	19	0.9%	(3)	-15.8%
Total	16		19		(3)	-15.8%

14. Infrastructure covered by IFRIC 12 “Service concession arrangements”

Service concession arrangements, which are recognised in accordance with IFRIC 12, regard certain infrastructure serving concessions for electricity distribution in Brazil.

The salient details of these concessions are summarised in the table below.

€ million	Grantor	Business	Country	Concession period	Residual concession period	Option to renew	Total amount recognised as financial assets at 12.31.2019
Enel Green Power Mourão	Brazil	Generation of electricity	Brazil	2016-2046	27 years	No	6
Enel Green Power Paranapanema	Brazil	Generation of electricity	Brazil	2016-2046	27 years	No	30
Total							36

The value of the assets at the end of concessions classified as financial assets has been measured at fair value. Reference should be made to note 41 “Assets measured at fair value” for additional details.

15. Leases

At January 1, 2019, the effects of applying IFRS 16 on property, plant and equipment total €29 million. The table below shows changes in right-to-use assets in 2019.

€ million	Leased land	Leased buildings	Leased plants	Leased other assets	Total
Total at December 31, 2018	-	-	-	-	-
IFRS 16 FTA at January 1, 2019	29	-	-	-	29
Depreciation	(2)	-	-	(2)	(4)
Other changes	5	-	-	5	10
Total at December 31, 2019	32	-	-	3	35

Lease liabilities and changes in the year are shown in the table below:

€ million	12.31.2019
Total at December 31, 2018	-
IFRS 16 FTA at January 1, 2019	29
Increases	1
Payments	(3)
Other changes	4
Total	31
non-current	29
current	2

€ million	2019
Depreciation of right-of-use assets	4
Interest expense on lease liabilities	3
Total	7

16. Intangible assets

Intangible assets and changes in the year are reported below:

€ million	Development costs	Industrial patents and intellectual property rights	Concessions, licenses, trademarks and similar rights	Service concession arrangements	Other	Leasehold improvements	Assets under development and payments on account	Contract costs	Total
Historical cost, net of accumulated impairment losses	15	3	91	-	69	-	11	-	189
Accumulated amortisation	-	2	38	-	6	-	-	-	46
Balance at 12.31.2018	15	1	53	-	63	-	11	-	143
Investments	-	-	-	-	-	-	8	-	8
Assets placed in service	7	-	-	-	-	-	(7)	-	-
Net exchange losses	-	-	-	-	(4)	-	-	-	(4)
Change in scope	4	-	-	-	-	-	2	-	6
Amortisation	-	-	(2)	-	(3)	-	-	-	(5)
Other changes	(15)	-	(1)	-	150	-	1	-	135
Reclassifications from/to Assets classified as held for sale	-	-	-	-	-	-	1	-	1
Total changes	(4)	-	(3)	-	143	-	5	-	141
Historical cost, net of accumulated impairment losses	11	3	91	-	215	-	16	-	336
Accumulated amortisation	-	2	41	-	9	-	-	-	52
Balance at 12.31.2019	11	1	50	-	206	-	16	-	284

Industrial patents and intellectual property rights mainly consist of the costs incurred to acquire software as owner or under licences on an open-ended basis. The main software applications are used for invoicing and customer management, the development of websites and administrative management of business systems. Amortisation is calculated on a straight-line basis over the residual possibility of use (three to five years on average).

Concessions, licences, trademarks and similar rights include the costs incurred to acquire customers from gas sales companies and electricity distribution companies abroad.

Amortisation is calculated on a straight-line basis over the average duration of relationships with customers and concessions.

The change in scope in 2019 mainly refers to the acquisition of the Peruvian company Empresa de Generación Eléctrica los Pinos S.a. and certain Brazilian companies.

Other changes refer to planning costs in connection with the acquisition of certain Brazilian vehicles.

17. Goodwill

	12.31.2018			Other changes	12.31.2019
€ million	Historical cost	Accumulated impairment losses	Carrying amount		Historical cost	Accumulated impairment losses	Carrying amount
Argentina	2	-	2	-	2	-	2
Peru	11	-	11	54	65	-	65
Colombia	7	-	7	40	47	-	47
Brazil	106	-	106	254	360	-	360
Panama	23	-	23	-	23	-	23
Total	149	-	149	348	497	-	497

At December 31, 2019, following the organisational changes that led to the redefinition of the operating segments, Enel S.p.A.’s goodwill allocated to the previous segments (geographical segments) of South America and Central America was re-allocated to the different businesses based on their fair values, as provided for by the IFRS. This resulted in a different allocation of the goodwill for the CGUs identified for combined Group purposes as well, with the re-allocation entailing the overall recognition of greater goodwill by €348 million, as detailed in “Other changes” in the table above.

The criteria used to identify the CGUs were essentially based – in line with management’s strategic and operational vision – on the specific characteristics of their business, on the operational rules and regulations of the markets in which the combined Group operates, on the corporate organisation, and the level of reporting monitored by management.

The assets included in each CGU are also identified based on the methods used by management to manage and monitor them within the adopted business model.

The number and scope of the CGUs are regularly updated in order to reflect the effects of the new combinations and reorganisations carried out by the combined Group and to take into account those external factors that could affect the ability of the assets to generate independent cash inflows.

The following CGUs were identified by geographical segment with respect to unconventional renewable energy generation in Central and South America:

1) Brazil

2) Peru

3) Colombia

4) Argentina

5) Panama, Guatemala and Costa Rica

In the last case, the three countries are included in the same CGU as a result of the numerous management interdependencies, as the results achieved are measured cumulatively in the business model and responsibility for these results lies with the same management team.

The recoverable amount of recognised goodwill was estimated by determining the value in use of the CGUs using the discounted cash flow model, which involve estimating expected future cash flows and applying an appropriate discount rate, selected on the basis of market inputs such as risk-free rates, betas and market-risk premiums.

The cash flows were estimated based on the best information available at the date of the estimate, considering the specific risks of each CGU, based on the following:

>	for the explicit period, the business plan which Enel S.p.A.’s board of directors approved on November 25, 2019, containing forecast volumes, revenue, operating expenses, capital expenditure, the industrial and commercial organisation, the performance of the main macroeconomic variables (inflation, nominal interest rates and exchange rates) and trends in commodities prices. The explicit forecast cash flow period considered for impairment testing is five years;
>	for subsequent years, the assumptions on the long-term trends in the main variables impacting cash flows, the average residual useful lives of assets and the term of concessions.

The terminal value is estimated based on the specific characteristics of the businesses of the various CGUs being tested for impairment. In particular, as the business relates to renewable energies, the terminal value is estimated as the annual yield to consider the i) value deriving from the residual useful lives of the plants and ii) residual value, assuming the plants will be sold, associated with the concession rights, the competitiveness of the production sites (in terms of natural resources) and network connections.

The nominal growth rate is considered to be equal to the inflation rate (depending on the country and business) and, in any case, does not exceed the average long-term growth rate of the relevant market. The values in use determined as described above exceed the carrying amounts, except for that indicated below.

To verify the robustness of the CGUs’ value in use, sensitivity analyses were conducted on the main value drivers, specifically the WACC, long-term growth rate and profit margins, the results of which fully support this value.

The table below details the main goodwill of the companies to which the CGU belongs, along with the discount rates applied and the time horizon over which the expected cash flows have been discounted.

€ million	Amount	Growth rate (1)	Pre-tax WACC discount rate (2)	Explicit cash flow period	Terminal value (3)
	12.31.2019
Argentina	2	n.a.	n.a.	n.a.	n.a.
Peru	65	2.01%	7.40%	5 years	23 years
Colombia	47	3.00%	9.31%	5 years	27 years
Brazil	360	3.75%	10.93%	5 years	26 years
Panama	23	2.01%	7.91%	5 years	13 years

(1) Perpetual growth rate for cash flows after the explicit forecast period.

(2) The pre-tax WACC is calculated using the iterative method: the discount rate that ensures that the value in use calculated with pre-tax cash flows is equal to that calculated with post-tax cash flows discounted with the post-tax WACC.

(3) The terminal value was estimated on the basis of a perpetual yield or an expected annuity with rising yield for the years indicated.

At December 31, 2019, the impairment testing performed on the CGUs to which goodwill was allocated did not identify any indicators of impairment.

18. Deferred tax assets and deferred tax liabilities

The following table details changes in deferred tax assets and liabilities by the type of temporary difference. They are calculated considering the tax rates currently in force and the amount of deferred tax assets that are offsettable, where permitted, with deferred tax liabilities.

€ million		Incr./ (Decr.) through profit or loss	Incr./ (Decr) taken to equity	Change in scope	Exchange gains/(losses)	Other changes	Reclassification of assets held for sale
	12.31.2018							12.31.2019
Deferred tax assets:
- differences in the value of intangible assets, property, plant and equipment	1	-	-	-	-	-	-	1
- accruals to provisions for risks and charges and impairment losses with deferred deductibility	2	-	-	-	-	-	-	2
- tax losses carried forward	1	1	-	-	-	(1)	-	1
- measurement of financial instruments	1	(1)	2	-	-	-	-	2
- other items	2	9	-	-	-	6	-	17
Total	7	9	2	-	-	5	-	23
Deferred tax liabilities:
- differences on non-current and financial assets	41	-	-	-	1	7	-	49
- other items	1	4	-	-	-	(2)	-	3
Total	42	4	-	-	1	5	-	52

Non-offsettable deferred tax assets								22
Non-offsettable deferred tax liabilities								52
Offsettable deferred tax liabilities, net								(1)

Deferred tax assets of €23 million (€7 million at December 31, 2018) have been recognised at December 31, 2019, as the combined Group is reasonably certain that they will be recovered Deferred tax assets increased by €16 million during the year, mainly in Peru and Colombia due to greater amounts recognised on carry-forward losses. Furthermore, at December 31, 2019, deferred tax assets not recognised on tax losses by the in-scope companies amount to €117 million.

Deferred tax liabilities of €52 million at December 31, 2019 (€42 million at December 31, 2018) essentially consist of the tax effects on adjustments to the provisional amounts recognised for the assets acquired over the years was definitively allocated, and deferred taxes on the differences between fiscally-driven depreciation, including accelerated depreciation, and depreciation calculated based on the useful life of the assets.

Deferred taxes increased by a total of €10 million, particularly in Peru.

19. Derivatives

	Non-current		Current
€ million	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Derivative assets	27	26	1	30
Derivative liabilities	7	5	14	12

For more information on derivatives classified as non-current financial assets, reference should be made to note 40 on hedging and trading derivatives.

20. Other non-current financial assets

€ million	12.31.2019	12.31.2018	2019-2018
Equity investments in other companies measured at fair value	-	3	(3)	-
Financial assets and securities included in net financial debt (see note 20.1)	1	-	1	-
Service concession arrangements	35	35	-	-
Total	36	38	(2)	-5.3%

Other non-current financial assets mainly consist of assets relating to service concession arrangements recognised in Brazil. They reflect the consideration by the grantor for the construction and/or upgrade of public service infrastructures used to provide public services under concession arrangements, which have been recognised in accordance with IFRIC 12.

20.1 Other non-current financial assets included in net financial debt

€ million	12.31.2019	12.31.2018	2019-2018
Other loans	1	-	1	-
Total	1	-	1	-

Other financial assets consist of the guarantee deposits recognised by Brazilian companies for borrowings.

21. Other non-current assets

€ million	12.31.2019	12.31.2018	2019-2018
Other assets	31	34	(3)	-8.8%
Total	31	34	(3)	-8.8%

Other assets at December 31, 2019 mainly includes tax assets of €22 million (€23 million at December 31, 2018), which refer to Renovables de Guatemala (€21 million) and Transmisora de Energia Renovable (€1 million). This caption also includes €7 million (€7 million at December 31, 2018) for guarantee deposits given for periods exceeding 12 months in relation to operations and relating to the companies in the Enel Green Power Brasile group.

22. Inventories

€ million	12.31.2019	12.31.2018	2019-2018
Raw materials, consumables and supplies:
- materials, equipment and other inventories	9	7	2	28.6%
TOTAL	9	7	2	28.6%

Inventories total €9 million and essentially consist of materials and equipment used to operate, maintain and build power plants and are substantially in line with the previous year.

23. Trade receivables

€ million	12.31.2019	12.31.2018	2019-2018
Customers:
- electricity sales and transport	81	67	14	20.9%
- other	83	94	(11)	-11.7%
Total customers	164	161	3	1.9%
Trade receivables from associates and joint arrangements	16	12	4	33.3%
Total	180	173	7	4.0%

Trade receivables total €180 million and include €164 million from customers (€161 million at 31 December 2018) and €16 million from associates and joint arrangements (€12 million at December 31, 2018).

Reference should be made to note 37 “Financial instruments” for additional details on trade receivables.

24. Other current financial assets

€ million	12.31.2019	12.31.2018	2019-2018
Current financial assets included in net financial debt	64	77	(13)	-16.9%
Other	2	3	(1)	-33.3%
Total	66	80	(14)	-17.5%

24.1 Other current financial assets included in net financial debt – €64 million

€ million	12.31.2019	12.31.2018	2019-2018
Current portion of loans	64	77	(13)	-16.9%
Total	64	77	(13)	-16.9%

The €13 million decrease in Other current financial assets included in net financial debt is essentially due to the reduction in Generadora Montecristo SA’s loans with Enel Finance International NV, partly offset by the increase in Enel Fortuna SA’s other loans from Enel Finance International NV.

25. Other current assets

Other current assets are detailed as follows:

€ million	12.31.2019	12.31.2018	2019-2018
Advances to suppliers	15	3	12	-
Amounts due from employees	1	1	-	-
Amounts due from others	125	133	(8)	-6.0%
Other tax assets	85	86	(1)	-1.2%
Operating prepayments and accrued income	1	1	-	-
Total	227	224	3	1.3%

Other current assets increased by €3 million compared to December 31, 2018, substantially due to the greater advances of €12 million paid to suppliers partly offset by the reduction in other non-financial assets by a total of €8 million.

26. Cash and cash equivalents

These are detailed in the table below and consist entirely of bank and postal deposits and are not encumbered in any way.

€ million	12.31.2019	12.31.2018	2019-2018
Bank and postal deposits	297	497	(200)	-40.2%
Total	297	497	(200)	-40.2%

27. Assets held for sale and disposal groups classified as held for sale

Changes in assets held for sale in 2019 are detailed below:

€ million	12.31.2018	Reclassification from/to current and non- current assets	Disposals and changes in scope	Impairment losses	Other changes	12.31.2019
Property, plant and equipment	601	-	(594)	-	(7)	-
Intangible assets	5	-	(7)	-	2	-
Goodwill	23	-	(23)	-	-	-
Other non-current assets	1	-	(1)	-	-	-
Cash and cash equivalents	21	-	(33)	-	12	-
Inventories, trade receivables and other current assets	28	-	(23)	-	(5)	-
Total	679	-	(681)	-	2	-

Changes in liabilities in 2019 are shown below:

€ million	12.31.2018	Disposals and changes in scope	Other changes	12.31.2019
Long-term borrowings	99	(100)	1	-
Provisions for risks and charges (non-current portion)	2	(2)	-	-
Other non-current liabilities	2	(2)	-	-
Short-term borrowings	284	-	(284)	-
Other current financial liabilities	1	-	(1)	-
Trade payables and other current liabilities	31	(11)	(20)	-
Total	419	(115)	(304)	-

The change in the year substantially refers to the May 2019 sale of certain renewable energy companies in Brazil, which had been previously classified as held for sale.

28. Equity

28.1 Equity attributable to owners of the parent – €3,276 million

Combination reserve – €2,900 million

This reserve reflects equity investments and the related changes of the combined Group companies. In other words, the values of the equity investments in the in-scope companies used to prepare the combined consolidated financial statements have been re-allocated as a balancing entry to the combination reserve.

Other reserves – €(332) million

Translation reserve – €(318) million

The €13 million decrease is mainly due to the net effect of appreciation of the functional currency on the foreign currencies of the subsidiaries.

Hedging reserves – €25 million

These reserves include the net gains recognised directly in equity arising from the measurement of cash flow hedges. The sale of certain Brazilian companies that own three renewable power plants generated a change in scope of €41 million.

The cumulative tax effect is €2 million.

Fair value reserves – €(39) million

In accordance with IFRS 9 these reserves include the fair value change in currency basis points and forward points.

Retained earnings - €708 million

This reserve includes the profits for previous years that have neither been distributed nor allocated to other reserves.

The table below shows the changes in gains and losses recognised in other comprehensive income, including non-controlling interests, with specific indication of the related tax effects.

	12.31.2018			Changes						12.31.2019
€ million	Total	attributable to owners of the parent	attributable to non- controlling interests	Gains/(Losses) recognised directly in equity	Released to profit or loss	Income taxes	Total	attributable to owners of the parent	attributable to non-controlling interests	Total	attributable to owners of the parent	attributable to non- controlling interests
Translation reserve	(264)	(305)	41	(10)			(10)	(13)	3	(274)	(318)	44
Hedging reserve	(10)	(10)	-	(40)	32	2	(6)	(6)	-	(16)	(16)	-
Fair value reserve	(20)	(20)	-	17	(36)		(19)	(19)	-	(39)	(39)	-
Net losses recognised directly in equity	(294)	(335)	41	(33)	(4)	2	(35)	(38)	3	(329)	(373)	44

28.2 Non-controlling interests – €224 million

Non-controlling interests of €224 million (€221 million at December 31, 2018) mainly refer to certain companies in Panama.

29. Borrowings

	Non-current		Current
€ million	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Long-term borrowings	976	768	93	425
Short-term borrowings	-	-	248	266
Total	976	768	341	691

Reference should be made to note 37 “Financial instruments” for additional details on borrowings.

30. Employee benefits

The combined Group provides its employees with a variety of benefits, consisting of post-employment benefits, additional months’ pay for having reached age limits or eligibility for old-age pension, loyalty bonuses for achievement of seniority milestones, supplemental retirement and healthcare plans, residential electricity discounts and similar benefits.

Other employee benefits total €1 million and mainly consist of amounts established by the Labour Code in the Republic of Panama whereby, whenever any open-ended employment contract is terminated, regardless of the reason, the worker has the right to a seniority benefit equal to one week of wages for each year of service since the start of employment. To this end, Enel Fortuna recognises an accrual, based on one week of wages for every year of service, i.e., the equivalent of 1.92% of wages paid during the year.

31. Provisions for risks and charges

	12.31.2019		12.31.2018
€ million	Non-current	Current	Non-current	Current
Provision for litigation, risks and other charges
- dismantling, removal and reclamation of sites	18	1	10	-
- other	9	1	5	-
TOTAL	27	2	15	-

€ million	12.31.2018	Accruals	Releases	Utilisations	Discounting	Accruals to provision for dismanting and restoration	Change in scope	Exchange gains/(losses)	Other changes	Reclassification of liabilities held for sale	12.31.2019
Provision for litigation, risks and other charges:
- dismantling, removal and reclamation of sites	10	4	-	-	-	4	-	-	1	-	19
- other	5	3	-	(1)	3	-	-	-	-	-	10
TOTAL	15	7	-	(1)	3	4	-	-	1	-	29

Provision for dismantling and restoration of plants

This provision mainly relates to the solar power plant in Colombia and the wind and solar power plants in Brazil. In particular, the increase in 2019 is due to the greater accruals for the dismantling costs of these plants.

Other provisions for risks and charges

The €5 million increase in the year is mainly due to:

> the arbitration proceedings with a supplier relating to certain Brazilian companies’ withdrawal from a contract for the supply of materials and construction services;

> the accrual to the Fondo de Electrificación Rural. This is a contribution to the Panama government required pursuant to Law 67 of 2016 and applies to Enel Fortuna SA as a power company.

32. Other non-current liabilities

€ million	12.31.2019	12.31.2018	2019-2018
Other items	50	3	47	-
Total	50	3	47	-

The €47 million increase in Other items is substantially due to the group company Enel Green Power Brasil’s other sundry liabilities due after more than 12 months of €48 million relating to projects in progress in various regions of Brazil. There is a similar change in trade payments for the same reasons.

33. Trade payables

These amount to €491 million (€216 million in 2018) and include amounts due for the supply of energy, materials, equipment for contracts and sundry services. The €275 million increase on the previous year end is essentially because of the greater trade payables for supplies from third parties recognised by the Brazilian companies (€243 million), some of which refers to that described in the note to Other non-current liabilities.

Trade payables at December 31, 2019 and 2018 are all due within 12 months.

34. Other current financial liabilities

€ million	12.31.2019	12.31.2018	2019-2018
Deferred financial liabilities	57	50	7	14.0%
Other items	3	-	3	-
Total	60	50	10	20.0%

Other current financial liabilities rose by a total of €10 million on the previous year end because of the increases in both Deferred financial liabilities due to higher accrued expenses on loans and borrowings (€7 million) and other items, mainly consisting of accrued interest (€3 million).

35. Net financial debt, loans and long-term securities

The following table shows net financial debt, loans and long-term securities based on the combined consolidated statement of financial position captions.

€ million	Note	12.31.2019	12.31.2018	2019-2018
Long-term borrowings	37	976	768	208	27.1%
Short-term borrowings	37	248	266	(18)	-6.8%
Current portion of long-term borrowings	37	93	425	(332)	-78.1%
Non-current financial assets included in net financial debt	20.1	(1)	-	(1)	-
Current financial assets included in net financial debt	24.1	(64)	(77)	13	-16.9%
Cash and cash equivalents	26	(297)	(497)	200	40.2%
Total		955	885	73	8.2%

The following table shows net financial debt at December 31, 2019 and 2018, reconciled with net financial debt presented using the combined Group’s basis of presentation.

€ million	12.31.2019	12.31.2018	Changes
Bank and postal deposits	297	497	(200)	-40.2%
Liquidity	297	497	(200)	-40.2%
Current portion of loans	64	77	(13)	-16.9%
Current loans	64	77	(13)	-16.9%
Current portion of bank borrowings	(90)	(425)	335	-78.8%
Current portion of borrowings from other financial backers	(3)	-	(3)	-
Other current loans and borrowings (1)	(248)	(266)	18	6.8%
Total current loans and borrowings	(341)	(691)	350	50.7%
Net current financial position (debt)	20	(117)	137	-
Bank borrowings	(943)	(764)	(179)	-23.4%
Bonds	(4)	(4)	-	-
Borrowings from other financial backers	(29)	-	(29)	-
Non-current financial debt	(976)	(768)	(208)	-27.1%
NET FINANCIAL DEBT as per the CONSOB communication	(956)	(885)	(71)	-8.0%
Non-current loans and long-term securities	1	-	1	-
NET FINANCIAL DEBT	(955)	(885)	(70)	-7.9%

(1) Includes current loans and borrowings included in Other current financial liabilities.

36. Other current liabilities

Other current liabilities are detailed below:

€ million	12.31.2019	12.31.2018	2019-2018
Liabilities other than due to customers	1	-	1	-
Amounts due to employees	4	3	1	33.3%
Other tax liabilities	16	13	3	23.1%
Social security liabilities	2	2	-	-
Contingent consideration	12	7	5	71.4%
Current accrued expenses and deferred income	7	11	(4)	-36.4%
Dividends to be paid	11	-	11	-
Other	22	22	-	-
Total	75	58	17	29.3%

Other current liabilities increased by €17 million on December 31, 2018 mainly due to Dividends to be paid, which in 2019 include the dividends due to Enel Green Power Brasil Partecipacoes Ltda, and to Other tax liabilities, specifically for withholdings taxes.

37. Financial instruments

This note includes the disclosures necessary for users to assess the materiality of financial instruments for the combined Group’s financial position and performance.

37.1 Financial assets by category

The following table indicates the carrying amount of each category of financial assets provided for under IFRS 9, broken down into current and non-current financial assets, presenting hedging derivatives and derivatives measured at fair value through profit or loss separately.

		Non-current		Current
€ million	Note	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Financial assets at amortised cost	37.1.1	48	47	633	838
Financial assets at FVTOCI	37.1.2	-	1	-	-
Financial assets at fair value through profit or loss:
Derivative assets at FVTPL	37.1.3	-	-	-	-
Other financial assets at FVTPL	37.1.3	-	2	-	-
Financial assets designated as at fair value on initial recognition (fair value option)	37.1.3	-	-	-	-
Total financial assets at fair value through profit or loss		-	2	-	-
Derivative assets designated as hedges:
Fair value hedges	37.1.4	9	7
Cash flow hedges	37.1.4	18	19	1	30
Total derivative assets designated as hedges		27	26	1	30
TOTAL		75	76	634	868

Reference should be made to note 41 “Financial assets measured at fair value” for additional information on fair value measurement.

37.1.1 Financial assets measured at amortised cost

The following table shows financial assets measured at amortised cost by nature, broken down into current and non-current financial assets.

		Non-current			Current
€ million	Note	12.31.2019	12.31.2018	Note	12.31.2019	12.31.2018
Cash and cash equivalents		-	-	26	297	497
Trade receivables	23	12	12	23	168	161
Current portion of long-term loans		-	-		-	-
Cash collateral		-	-		-	-
Other	20.1	1	-	24.1	64	77
Financial assets from service concession agreements at amortised cost	20	35	35	24	2	3
Other financial assets at amortised cost	20, 21	-	-	24, 25	102	100
Total		48	47		633	838

Impairment of financial assets measured at amortised cost

Financial assets measured at amortised cost are recognised net of the ECL allowance amounting to €2 million at December 31, 2019.

Certain subsidiaries of EGP S.p.A. in Central and South America (which form the scope of the combined Group) mainly hold the following types of financial assets measured at amortised cost and subject to impairment testing:

>	cash and cash equivalents;
>	trade receivables and contract assets;
>	loans; and
>	other loans.

Cash and cash equivalents have been tested for impairment in accordance with IFRS 9 and the identified expected credit loss is negligible.

Expected credit losses (ECL), calculated using the probability of default (PD), loss given default (LGD) and exposure at default (EAD), are the difference between the contractual cash flows and the expected cash flows (including non-collection), discounted using the original effective interest rate.

The combined Group uses two different approaches to calculating ECL:

>	the general approach, for financial assets other than trade receivables, contract assets and lease payments receivable. This approach, based on an assessment of any significant increase in credit risk since initial recognition, is performed comparing the PD at origination with PD at the reporting date, at each reporting date.

Then, based on the results of the assessment, an ECL allowance is recognised based on 12-month ECL or lifetime ECL (i.e., staging):

	-	12-month ECL, for financial assets for which there has not been a significant increase in credit risk since initial recognition;

	-	lifetime ECL, for financial assets for which there has been a significant increase in credit risk or which are credit impaired (i.e., defaulting based on past due information).

>	the simplified approach, for trade receivables, contract assets and lease payments receivable with or without a significant financing component, based on lifetime ECL without tracking changes in credit risk.

A forward-looking adjustment can be applied considering qualitative and quantitative information in order to reflect future events and macroeconomic developments that could impact the risk associated with the portfolio or financial instrument.

Depending on the nature of the financial assets and the credit risk information available, the assessment of the increase in credit risk can be performed on:

>	an individual basis, if the receivables are individually significant and for all receivables which have been individually identified for impairment based on reasonable and supportable information;
>	a collective basis, if no reasonable and supportable information is available without undue cost or effort to measure expected credit losses on an individual instrument basis.

When there is no reasonable expectation of recovering a financial asset in its entirety or a portion thereof, the gross carrying amount of the financial asset is reduced.

A write-off represents a derecognition event (e.g. the right to cash flows is legally or contractually extinguished, transferred or expired).

The following table shows expected credit losses on financial assets at amortised cost calculated using the general simplified approach.

	12.31.2019			12.31.2018
€ million	Gross amount	ECL allowance	Total	Gross amount	ECL allowance	Total
Cash and cash equivalents	297	-	297	497	-	497
Trade receivables	181	1	180	173	-	173
Financial assets	66	1	65	77	-	77
Other financial assets at amortised cost	140	1	139	139	1	138
Total	684	3	681	886	1	885

To measure expected credit losses, the combined Group assesses trade receivables and contract assets with the simplified approach, both on an individual basis (e.g. government entities, authorities, financial counterparties, wholesale sellers, traders and large companies, etc.) and on a collective basis (e.g. retail customers).

The PD for individual assessments is usually obtained from independent providers.

On the other hand, trade receivables assessed collectively are grouped on the basis of shared credit risk characteristics and information on past due amounts, considering a specific definition of default.

Based on each business and local regulatory framework, as well as differences between customer portfolios, including their default and recovery rates (comprising expectations for recovery beyond 90 days):

> the combined Group mainly defines a defaulted position as one that is 180 days past due. Accordingly, beyond this time limit, trade receivables are presumed to be credit impaired); and

> specific clusters are defined on the basis of specific markets, business and risk characteristics.

Contract assets present substantially the same risk characteristics as trade receivables, the contract types being the same.

The combined Group uses the following assumptions to measure the ECL for trade receivables on a collective basis and for contract assets:

> the PD, which is assumed to be equal to the average default rate, is calculated for each cluster considering historical data for at least 24 months;

> the LGD is calculated as the function of the recovery rates for each cluster, discounted using the effective interest rate; and

> the EAD is estimated as the carrying amount at the reporting date, net of cash deposits, including invoices issued but not yet due and invoices to be issued.

The following table shows changes in the ECL allowance for loans (using the general and simplified approach):

€ million	12-month ECL allowance	Lifetime ECL allowance
Opening balance at 1.1.2018	-	-
Accruals	-	-
Utilisations	-	-
Releases to profit or loss	-	-
Other changes	-
Closing balance at 12.31.2018	-	-
Opening balance at 1.1.2019	-	-
Accruals	-	1
Utilisations	-	-
Releases to profit or loss	-	-
Other changes	-	-
Closing balance at 12.31.2019	-	1

The following table shows changes in the ECL allowance for trade receivables:

€ million
Opening balance at 1.1.2018	-
Accruals	-
Utilisations	-
Releases to profit or loss	-
Other changes	-
Closing balance at 12.31.2018	-
Opening balance at 1.1.2019	-
Accruals	1
Utilisations	-
Releases to profit or loss	-
Other changes	-
Closing balance at 12.31.2019	1

Additional information on the exposure to credit risk and expected credit losses is given in note 38 “Risk management”.

37.1.2 Financial assets at fair value through other comprehensive income

The following table shows financial assets at FVOCI by nature, broken down into current and non-current financial assets.

		Non-current			Current
€ million	Note	12.31.2019	12.31.2018	Note	12.31.2019	12.31.2018
Investments in other companies at FVTPL	20	-	1		-	-
Total		-	1		-	-

Equity investments in other companies

€ million	Non-current	Current
Opening balance at 01.01.2019	1	-
Acquisitions	-	-
Sales	-	-
Changes in fair value through OCI	-	-
Other changes	(1)	-
Closing balance at 12.31.2019	-	-

37.1.3 Financial assets at fair value through profit or loss

The following table shows financial assets at fair value through profit or loss (FVTPL) by nature, broken down into current and non-current financial assets.

		Non-current			Current
€ million	Note	12.31.2019	12.31.2018	Note	12.31.2019	12.31.2018
Equity investments in other companies at FVTPL	20	-	2		-	-
TOTAL		-	2		-	-

37.1.4 Derivative assets designated as hedges

Reference should be made to note 40 “Derivatives and hedge accounting” for additional details on derivative assets.

37.2 Financial liabilities by category

The following table indicates the carrying amount of each category of financial liabilities provided for under IFRS 9, broken down into current and non-current financial liabilities, presenting hedging derivatives and derivatives measured at fair value through profit or loss separately.

	Note	Non-current		Current
€ million		12.31.2019	12.31.2018	12.31.2019	12.31.2018
Financial liabilities at amortised cost	37.2.1	976	768	847	907
Financial liabilities at fair value through profit or loss:
Derivative liabilities at FVTPL	37.4	-	-	6	1
Total financial liabilities at fair value through profit or loss		-	-	6	1
Derivative liabilities designated as hedges:
Fair value hedges	37.4	-	-	-	-
Cash flow hedges	37.4	7	5	8	11
Total derivative liabilities designated as hedges		7	5	8	11
TOTAL		983	773	861	919

Reference should be made to note 42 “Financial liabilities measured at fair value” for additional information on fair value measurement.

37.2.1 Financial liabilities at amortised cost

The following table shows financial liabilities measured at amortised cost by nature, broken down into current and non-current financial liabilities.

		Non-current			Current
€ million	Note	12.31.2019	12.31.2018	Note	12.31.2019	12.31.2018
Long-term borrowings	37.3	976	768	37.3	93	425
Short-term borrowings		-	-	37.3	248	266
Trade payables	33	-	-	33	491	216
Other loans and borrowings	32	-	-	36	15	-
Total		976	768		847	907

37.3 Borrowings

37.3.1 Long-term borrowings (including current portion) – €1,069 million

The following table shows the carrying amount and fair value of each category of long-term borrowings, including the current portion. The fair value is determined using valuation techniques appropriate for each financial instrument category and relevant market data at the reporting date.

The table also details long-term borrowings and repayment dates at December 31, 2019, broken down by the type of borrowing and interest rate.

€ million	Nominal amount	Carrying amount	Current	Non-current	Fair value	Nominal amount	Carrying amount	Current	Non-current	Fair value	Change in carrying amount
	12.31.2019					12.31.2018
Bonds:
- floating rate, listed	4	4	-	4	4	4	4	-	4	4	-
Total bonds	4	4	-	4	4	4	4	-	4	4	-
Bank borrowings:
- floating rate	915	888	74	814	761	1,041	1,026	408	618	907	(138)
Total bank borrowings	915	888	74	814	761	1,041	1,026	408	618	907	(138)
. Leases:
- fixed rate	31	31	2	29	31	-	-	-	-	-	31
Total leases	31	31	2	29	31	-	-	-	-	-	31
Borrowings from other financial backers:
- fixed rate	-	-	-	-	-	-	-	-	-	-	-
- floating rate	146	146	17	129	164	163	163	17	146	181	(17)
Total borrowings from other financial backers	146	146	17	129	164	163	163	17	146	181	(17)
Total fixed-rate borrowings	31	31	2	29	31	-	-	-	-	-	31
Total floating-rate borrowings	1,065	1,038	91	947	929	1,208	1,193	425	768	1,092	(155)
TOTAL	1,096	1,069	93	976	960	1,208	1,193	425	768	1,092	(124)

The table below shows non-current financial debt by currency and interest rate.

Non-current financial debt by currency and interest rate

€ million	Carrying amount	Nominal amount	Carrying amount	Nominal amount	Current average interest rate	Current effective interest rate
	12.31.2019		12.31.2018		12.31.2019
Euro	94	95	85	87	3.2%	3.2%
US dollar	579	594	666	669	10.6%	10.6%
Brazilian real	396	407	442	452	8.2%	8.3%
Total foreign currencies	975	1,001	1,108	1,121
Total	1,069	1,096	1,193	1,208

Non-current financial debt in foreign currencies decreased by €133 million due to the reduction in debt in US dollars and Brazilian real.

Changes in the notional amount of non-current financial debt

€ million	Nominal amount	Effects of IFRS 16 FTA	Repayments	New issues	Other changes	Exchange gains/(losses)	Nominal amount
	12.31.2018	01.01.2019					12.31.2019
Bonds	4						4
Borrowings	1,204	29	(459)	517	2	(201)	1,092
- leases	-	29	(3)	1	2	2	31
Total financial debt	1,208	29	(459)	517	2	(201)	1,096

The notional amount of non-current financial debt at December 31, 2019 is down €112 million compared to December 31, 2018, as a result of new issues totalling €517 million, the €29 million increase in lease liabilities due to the initial application of IFRS 16, offset by exchange gains of €(201) million and repayments of €459 million, the latter mainly relating to the Brazilian companies.

The main issues in 2019 are summarised below:

	Issuer	Issue date	Amount in euro	Issue currency	Interest rate	Type of rate	Maturity
Bank borrowings:

	EGP Brasil Participações	08/08/2019	194	USD	US Libor +1.5%	Floating rate	08/08/2033
	EGP Delfina A	10/25/2019	62	BRL	TJLP + 1.86%	Floating rate	02/15/2035
Total bank borrowings			256

Most of the long-term borrowings of EGP’s Brazilian companies are with BNDES (the largest development bank in Brazil), BNB (the development bank in Northeastern Brazil), IFC, Itaú, Proparco, Bank of China and Santander. Certain Brazilian companies also issued green bonds on their local markets.

EGP Perù currently has a loan with the EIB. Except for the borrowing with BNB and several with BNDES, all long-term borrowings are guaranteed by Enel S.p.A.. These borrowings include typical clauses of project finance transactions, such as:

>	negative pledge clauses: the borrower and, in certain cases, the guarantor are subject to limitations on the establishment of collateral such as mortgages, liens, encumbrances, transfers, offsetting and other guarantees, privileges or pre-emption rights of any kind on all or some of the assets of the EGP’s Brazilian companies, with certain exceptions provided for by the financing agreements;
>	pari passu clauses: the borrower’s obligation to pay is unconditioned and unsubordinated and has at least the same seniority as all its other present and future unsecured and unsubordinated payment obligations;
>	change of control clauses: the change of control and reorganisation of EGP’s Brazilian companies and, in certain cases, of the guarantor, could trigger an event of default or compulsory prepayment of the borrowing. Except for the borrowings with BNDES, none of the long-term borrowings consider a change of control of the SPEs and EGP Brasil as events of default if Enel S.p.A. retains the power to manage the companies and over 50% of voting rights in the companies, either directly or indirectly;
>	disposals clauses: the borrower and, in certain cases, the guarantor may not dispose of all or part of their assets, with the exception of the disposals expressly permitted by the related contracts. Most (if not all) of the SPEs’ assets guarantee the project finance obligations;
>	cross default clauses: the occurrence of an event of default (if specific thresholds are exceeded) in respect of certain contracts triggers the obligation for the borrower or guarantor to immediately repay the borrowing;
>	financial covenants: such as on the ratio of financial debt to EBITDA and the ratio of financial debt to equity;
>	financial backers’ right to access and inspect the sites, structures, plants and equipment of financed projects;
>	compliance, in all important aspects, with significant project contracts (e.g., EPC, O&M and PPA contracts). Non-compliance, if it is reasonably foreseeable that such breach has a substantial negative impact, could give the financial backers certain rights, like the right to demand prepayment of the debt;
>	restrictions on new financial debt: except for the debt permitted pursuant to the contractual terms and conditions.

The financing contracts also include event of default clauses in line with international market practice, such as insolvency, winding up, termination of business activity, legal action against borrowers above a certain threshold or in relevant circumstances like damage and violation of anti-corruption practices.

The following table illustrates the effects of gross non-current debt following currency risk hedges:

Non-current financial debt by currency, post-hedge

	12.31.2019						12.31.2018
	Initial debt structure			Impact of hedge	Post-hedge debt structure		Initial debt structure			Impact of hedge	Post-hedge debt structure
€ million	Carrying amount	Nominal amount	%				Carrying amount	Nominal amount	%
Euro	94	95	8.7%	(85)	10	0.9%	85	87	7.2%	(87)	-	-
US dollar	579	594	54.2%	(305)	289	26.4%	666	669	55.4%	(376)	293	24.3%
Brazilian real	396	407	37.1%	390	797	72.7%	442	452	37.4%	463	915	75.7%
Total foreign currencies	975	1,001	91.3%	85	1,086	99.1%	1,108	1,121	92.8%	87	1,208	100.0%
Total	1,069	1,096	100.0%	-	1,096	100.0%	1,193	1,208	100.0%	-	1,208	100.0%

The amount of floating-rate debt not hedged for interest rate risk constitutes the main risk factor due to its potential negative impact on profit or loss in terms of higher borrowing costs if market interest rates were to rise.

	2019				2018
€ million	Pre-hedge	%	Post-hedge	%	Pre-hedge	%	Post-hedge	%
Floating rate	1,065	97.2%	976	89.1%	1,208	100.0%	1,121	92.8%
Fixed rate	31	2.8%	120	10.9%		0.0%	87	7.2%
Total	1,096		1,096		1,208		1,208

At December 31, 2019, 97.2% of financial debt accrues interest at floating rates (100% at December 31, 2018). Considering interest rate hedges that qualify for hedge accounting and are considered to be effective under IFRS, 89.1% of financial debt is exposed to interest rate risk at December 31, 2019 (92.8% at December 31, 2018).

37.3.2 Short-term borrowings – €248 million

At December 31, 2019, short-term borrowings total €248 million, down €18 million on December 31, 2018, and are detailed in the table below:

€ million	12.31.2019	12.31.2018	Change
Short-term bank borrowings	-	-	-
Other short-term loans and borrowings(1)	248	266	(18)
Short-term borrowings	248	266	(18)

Other short-term borrowings refer to the borrowings from Enel Group companies.

37.4 Derivative liabilities

Reference should be made to note 40 “Derivatives and hedge accounting” for additional details on derivative liabilities.

37.5 Net gains (losses)

The following table shows net gains and losses by category of financial instruments, excluding derivatives.

	2019		2018
€ million	Net gains (losses)	of which: (Impairment losses)/Impairment gains	Net gains (losses)	of which: (Impairment losses)/Impairment gains
Financial assets at amortised cost	13	(1)	5	(1)
Financial assets at FVOCI:
Equity investments at FVOCI	-	-		-
Other financial assets at FVOCI	-	-		-
Total financial assets at FVOCI	-	-	-	-
Financial assets at FVTPL:
Financial assets at FVTPL	135		135
Assets designated at initial recognition (fair value option)	-	-	-	-
Total financial assets at FVTPL	135	-	135	-
Financial liabilities at amortised cost	(102)	-	(160)
Financial liabilities at FVTPL:
Financial liabilities held for training	-	-	-	-
Liabilities designated at initial recognition (fair value option)	-	-	-	-
Total financial Liabilities at FVTPL	-	-	-	-

Reference should be made to note 10 “Net financial income/(expense) on derivatives” for additional details on net gains (losses) on derivatives.

38. Risk management

Financial risk management governance and objectives

In the performance of their industrial operations, the renewable energy companies in Latin America are exposed to financial risks, such as interest rate risk, currency risk, credit risk and liquidity risk.

The combined Group’s financial risk governance includes internal committees and the use of specific policies and operational limits. The primary objective is to mitigate financial risks appropriately so that they do not have unexpected impacts on results.

The combined Group’s financial risk management policies provide for the mitigation of the effects of changes in interest rates and exchange rates on profit or loss, excluding the effects of translation (arising on the consolidation). It achieves this objective at the source of the risk exposure, through the diversification of both the nature of the financial instruments and the sources of revenue and the modification of the risk profile of specific exposures by entering into derivatives on over-the-counter (OTC) markets or through specific commercial agreements.

The sources of exposure to these risks have not changed with respect to the previous year.

Interest rate risk

Interest rate risk derives primarily from the use of financial instruments and mainly manifests as an unexpected change in borrowing costs, if indexed to floating rates and/or exposed to the uncertainty about financial terms and conditions in negotiating new debt instruments, or as an unexpected change in the value of financial instruments measured at fair value (such as fixed-rate debt).

The main financial liabilities of the renewable energy companies in Latin America include bonds, bank borrowings, borrowings from other financial backers and derivatives.

Interest rate risk is managed mainly by defining the best financial structure, with the dual objective of stabilising borrowing costs and containing the cost of funding.

This objective is achieved by diversifying the portfolio of financial liabilities by contract type, term and conditions and modifying the risk profile of specific exposures using OTC derivatives, mainly interest rate swaps. The term of such derivatives does not exceed the maturity of the underlying financial liability, so that any change in the fair value and/or expected cash flows of such contract is offset by a corresponding change in the fair value and/or cash flows of the hedged position.

Proxy hedging techniques can be used in certain residual circumstances, when the hedging instruments for the native risk factors are not available on the market or are not sufficiently liquid.

Interest rate swaps are used to agree with the counterparty to periodically exchange floating-rate interest flows with fixed-rate flows, both calculated on the same notional principal amount.

Floating-to-fixed interest rate swaps transform floating-rate financial liabilities into fixed rate liabilities, thereby neutralising the exposure of cash flows to changes in interest rates.

Fixed-to-floating interest rate swaps transform fixed rate financial liabilities into floating-rate liabilities, thereby neutralising the exposure of their fair value to changes in interest rates.

Floating-to-floating interest rate swaps transform the indexing criteria for floating-rate financial liabilities.

Some structured borrowings have multi-stage cash flows hedged by interest rate swaps that at the reporting date, and for a limited time, provide for the exchange of fixed-rate interest flows.

The following table shows the notional amount of interest rate derivatives at December 31, 2019 and 2018, broken down by type of contract.

	Notional amount
€ million	2019	2018
Floating-to-fixed interest rate swaps	89	87
Total	89	87

Reference should be made to note 40 “Derivatives and hedge accounting” for additional details on derivatives hedging interest rates.

Interest rate sensitivity analysis

The renewable energy companies in Latin America perform sensitivity analyses by estimating the effects of changes in interest rates on the carrying amounts of their portfolio of financial instruments.

Specifically, the sensitivity analysis measures the potential impact on profit or loss and on equity of different market scenarios that would cause a change in the fair value of derivatives or in the financial expense associated with unhedged gross debt.

These market scenarios are obtained by simulating parallel increases and decreases in the yield curve at the reporting date.

There were no changes made to the methods and assumptions used in the sensitivity analysis compared with the previous year.

All other variables remaining the same, the changes in interest rates affected the profit before tax as follows:

		2019
		Impact on profit or loss (pre-tax)		Impact on equity (pre-tax)
€ million	Basis points	Increase	Decrease	Increase	Decrease
Change in financial expense on gross variable-rate long-term borrowings after hedges	25	2	(2)	-	-
Change in fair value of derivative financial instruments not classified as hedges	25	-	-	-	-
Change in fair value of derivative financial instruments designated as hedges:
Cash flow hedges	25	-	-	2	(2)
Fair value hedges	25	-	-	-	-

At December 31, 2019, 22.5% (25.4% at December 31, 2018) of gross non-current financial debt was floating rate. Considering effective interest rate hedges (in accordance with the IFRS), 85.9% of gross non-current financial debt is hedged at December 31, 2019 (82.5% at December 31, 2018).

Currency risk

Currency risk mainly manifests as unexpected changes in the combined consolidated financial statements captions due to transactions in non-functional currencies. The combined consolidated financial statements of the renewable energy investees in Latin America are also subject to translation risk because of the translation of the financial statements of the subsidiaries in the various countries from their local currencies into euro.

Exposure to currency risk is especially connected with capital expenditure (cash flows for capitalised costs), expected cash flows in non-functional currency for the purchase of investment goods in the renewable energy sector, trading transactions relating to the sale of renewable energy and other financial assets and liabilities.

The currency risk management policies provide for the mitigation of the effects on profit or loss of changes in exchange rates, with the exception of the translation effects connected with consolidation.

In order to minimise exposure to currency risk, the renewable energy companies in Latin America use indexing mechanisms in commercial contracts and agree various types of derivatives, typically on the OTC market.

The derivatives in the portfolio of financial instruments include cross currency interest rate swaps, currency forwards and currency swaps. The term of such contracts does not exceed the maturity of the underlying instrument, so that any change in the fair value and/or expected cash flows of such instruments offsets the corresponding change in the fair value and/or cash flows of the hedged position.

Cross currency interest rate swaps are used to transform a non-current financial liability denominated in currency other than the functional currency into an equivalent liability in the currency of account.

Currency forwards are contracts in which the counterparties agree to exchange principal amounts denominated in different currencies at a specified future date and exchange rate (the strike rate). Such contracts may entail the actual exchange of the two principal amounts (deliverable forwards) or payment of the difference generated by differences between the strike rate and the prevailing exchange rate at maturity (non-deliverable forwards). In this case, the strike rate and/or the spot rate can be determined as averages of the rates observed in a given period.

Currency swaps are contracts in which the counterparties enter into two transactions with opposite signs at different future dates (normally one spot and one forward) that provide for the exchange of principal in different currencies.

The following table shows the notional amount of transactions in place at December 31, 2019 and 2018, broken down by type of hedged item.

	Notional amount
€ million	2019	2018
Cross currency interest rate swaps (CCIRS) hedging debt in foreign currencies	390	464
Currency forwards hedging future cash flows in foreign currencies	39	47
Other forward contracts	562	570
Total	991	1,081

In particular:

>	CCIRS with a notional amount of €390 million hedge currency risk on debt in foreign currencies (€464 million at December 31, 2018);

>	currency forwards with a total notional amount of €39 million hedge expected future cash flows in non-functional currencies (€47 million at December 31, 2018);

>	other forward contracts include OTC derivatives entered into to hedge currency risk on expected cash flows in non-functional currencies for the purchase of investment goods in the renewable energy sector.

Currency risk sensitivity analysis

Sensitivity analyses are performed on currency risk to estimate the effects of changes in exchange rates on the carrying amounts of the portfolio of financial instruments.

Specifically, the sensitivity analysis measures the potential impact on profit or loss and on equity of market scenarios that would cause a change in the fair value of derivatives or in the financial expense associated with unhedged gross non-current debt.

These scenarios are obtained by simulating the appreciation/depreciation of the euro against all of the currencies compared with the carrying amount at the reporting date.

There were no changes made to the methods and assumptions used in the sensitivity analysis compared with the previous year.

All other variables remaining the same, the changes in exchange rates affected the profit before tax as follows:

		2019
		Impact on profit or loss (pre-tax)		Impact on equity (pre-tax)
€ million	Exchange rate	Increase	Decrease	Increase	Decrease
Change in fair value of derivative financial instruments not classified as hedges	10%	2	(2)	-	-
Change in fair value of derivative financial instruments designated as hedges:
Cash flow hedges	10%	-	-	1	(2)
Fair value hedges	10%	-	-	7	(9)

Commodity price risk

The risk of fluctuations in the price of energy commodities is generated by the volatility of prices and the structural correlations between them, which create uncertainty about the profit margin on the trading of energy at variable prices (e.g. indexed bilateral contracts, transactions on the spot market, etc.).

The exposures arising from indexed contracts are determined by breaking down the contracts that generate exposure into the underlying risk factors.

To contain the effects of fluctuations and stabilise profit margins, in accordance with the policies and operating limits defined by risk management governance, strategies are developed and planned for the various stages of the industrial energy generation process.

For energy sales, the renewable energy companies mainly use fixed-price contracts in the form of bilateral physical contracts (e.g., PPAs), and the residual exposure is sold on the spot market.

Credit risk

The commercial, commodity and financial operations of the renewable energy companies in Latin America expose it to credit risk, i.e. the possibility that a deterioration in the creditworthiness of a counterparty that has an adverse impact on the expected value of the creditor position or, for trade payables only, increase average collection times.

Accordingly, the exposure to credit risk is mainly due to the following types of operations:

>	the sale of electricity (trade receivables);

>	trading in derivatives, bank deposits and, more generally, financial instruments (the financial portfolio).

In order to minimise credit risk, the various organisational units manage and control credit exposures to ensure the necessary segregation of risk management and control activities.

Furthermore, all companies apply consistent criteria to measure, monitor and control trade receivables in order to promptly identify any deterioration of credit quality and any mitigation measures to take.

The policy for managing credit risk associated with trading entails the preliminary assessment of the counterparties’ creditworthiness and the use of mitigation measures, such as obtaining collateral or unsecured guarantees.

Finally, with regard to financial transactions, risk is mitigated using a consistent counterparty rating system and specific standardised contractual frameworks.

Liquidity risk

Liquidity risk is the risk of uncertainty about the companies’ ability to discharge their obligations associated with financial liabilities that are settled by delivering cash or another financial asset.

Short-term liquidity risk is mitigated by maintaining an appropriate level of unconditionally available resources, including cash on hand and short-term deposits, available committed credit lines and a portfolio of highly liquid assets.

Long-term liquidity risk is mitigated by maintaining balanced due dates and access to a range of different sources of funding on different markets, in different currencies and with different counterparties.

The renewable energy companies in Latin America have the following unused credit lines available to them:

	12.31.2019		12.31.2018
€ million	Due within one year	Due after one year	Due within one year	Due after one year
Committed credit lines	76	4	116	2
Total	76	4	116	2

At December 31, 2019, unused credit lines due within one year refer to the financing granted by Enel Finance International.

Due dates

The following table summarises the due dates of the long-term borrowings of the renewable energy companies in Latin America:

	Less than three months	Between three months and one year	2021	2022	2023	2024	After 2024
Bonds:
- floating rate, listed	-	-	-	-	-	1	3
Total bonds	-	-	-	-	-	1	3
Bank borrowings:
- floating rate	40	34	71	74	81	84	504
Total bank borrowings	40	34	71	74	81	84	504
. Leases:
- fixed rate	-	2	1	1	1	1	25
Total leases	-	2	1	1	1	1	25
Borrowings from other financial backers:
- fixed rate	-	-	-	-	-	-	-
- floating rate	-	17	17	18	19	19	56
Total borrowings from other financial backers	-	17	17	18	19	19	56
Total	40	53	89	93	101	105	588

39. Offsetting financial assets and liabilities

None.

40. Derivatives and hedge accounting

The following tables show the notional amount and the fair value of derivative assets and liabilities eligible for hedge accounting or measured at FVTPL, classified on the basis of the type of hedging relationship and the hedged risk, broken down into current and non-current.

The notional amount of a derivative contract is the amount on the basis of which cash flows are exchanged. This amount can be expressed as a value or a quantity (for example tons, converted into euro by multiplying the notional amount by the agreed price). Amounts in currencies other than the euro are translated at the official closing exchange rates provided by the World Markets Reuters (WMR) Company.

	Non-current				Current
	Notional amount		Fair value		Notional amount		Fair value
€ million	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
DERIVATIVE ASSETS
Fair value hedges:
- exchange rates	85	87	9	7	-	-	-	-
Total	85	87	9	7	-	-	-	-
Cash flow hedges:
- exchange rates	288	94	18	19	98	548	1	30
Total	288	94	18	19	98	548	1	30
Trading derivatives:
- exchange rates	-	-	-	-	6	60	-	-
Total	-	-	-	-	6	60	-	-
Total derivative assets	373	181	27	26	104	608	1	30

	Non-current				Current
	Notional amount		Fair value		Notional amount		Fair value
€ million	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
DERIVATIVE LIABILITIES
Fair value hedges:
Cash flow hedges:
- interest rates	89	87	7	2	-	-	-	-
- exchange rates	14	82	-	3	331	202	8	11
Total	103	169	7	5	331	202	8	11
Trading derivatives:
- exchange rates	-	-	-	-	169	8	6	1
Total	-	-	-	-	169	8	6	1
Total derivative liabilities	103	169	7	5	500	210	14	12

40.1 Derivatives designated as hedges

Derivatives are initially recognised at fair value, on the trade date of the contract and are subsequently remeasured at fair value. The recognition method of the resulting gain or loss depends on whether the derivative is designated as a hedge and, if so, the nature of the hedged item.

Hedge accounting is used for derivatives entered into in order to hedge interest rate and currency risks when all the requirements of IFRS 9 are met.

At the inception of the transaction, the relationship between the hedging instruments and the hedged items and the risk management objectives and strategy must be formally documented. The combined Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether hedging instruments are highly effective in offsetting changes in fair values or cash flows of hedged items.

For highly probable transactions designated as hedged items, the combined Group assesses and documents that they are highly probable and are exposed to changes in cash flows that affect profit or loss.

Depending on the nature of the risks to which the combined Group is exposed, derivatives are designated as one of the following types of hedges:

>	fair value hedge; or

>	cash flow hedge.

Reference should be made to note 38 “Risk management” for additional details on the nature and entity of risks arising from the financial instruments to which the combined Group companies are exposed.

To be effective the hedging relationship must meet all of the following hedge effectiveness requirements:

>	there is an economic relationship between the hedged item and the hedging instrument;

>	the effect of credit risk does not dominate the value changes that result from the economic relationship;

>	the hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that the entity actually hedges for risk management and the quantity of the hedging instrument that the entity actually uses to hedge that quantity of hedged item.

In accordance with IFRS 9, the combined Group assesses whether an economic relationship exists based on a qualitative or quantitative assessment, depending on the following circumstances:

>	if the risks underlying the hedging instrument and the hedged item are the same, the existence of an economic relationship will be demonstrated by a qualitative assessment;

>	conversely, if the risks underlying the hedging instrument and the hedged item are not the same, the existence of an economic relationship will be demonstrated by a quantitative assessment and qualitative assessment of the nature of the economic relationship (i.e., linear regression);

To assess the impacts of credit risk, the combined Group companies consider whether there are any risk mitigation measures (collateral, break-up clauses, master netting agreements, etc.).

The combined Group has established a hedge ratio of 1:1 for all hedging relationships for which the risk underlying the hedging derivative is the same as the hedged risk, in order to minimise hedging ineffectiveness.

Hedge ineffectiveness is assessed using a qualitative or quantitative assessment, depending on the following circumstances:

>	if the critical terms of the hedging instrument and the hedged item match and there are no other sources of hedge ineffectiveness including the credit risk adjustment on the hedging derivative, the hedge relationship is considered fully effective on the basis of a qualitative assessment;

>	if the critical terms of the hedged item and hedging instrument do not match or there is at least one source of hedge ineffectiveness, the hedge ineffectiveness is quantified applying the dollar offset cumulative method with a hypothetical derivative. This method compares changes in fair values of the hedging instrument and the hypothetical derivative between the reporting date and the inception date.

The main causes of hedge ineffectiveness may be:

>	basis differences (i.e., the fair value or cash flows of the hedged item depend on a variable that is different from the variable that causes the fair value or cash flows of the hedging instrument to change);

>	timing differences (i.e., the hedged item and hedging instrument occur or are settled at different dates);

>	quantity or notional amount differences (i.e., the hedged item and hedging instrument are based on different quantities or notional amounts);

>	other risks (i.e., changes in the fair value or cash flows of a derivative hedging instrument or hedged item relate to risks other than the hedged risk);

>	credit risk (i.e., the counterparty credit risk impacts the changes in the fair value of the hedging instruments and hedged items in a different way).

Fair value hedges

Fair value hedges are used for exposure to changes in the fair value of assets, liabilities or firm commitment attributable to a specific risk that could affect profit or loss.

Changes in the fair value of derivatives that qualify and are designated as hedges are recognised in profit or loss, together with changes in the fair value of the hedged item attributable to the hedged risk.

If the hedge no longer meets hedge accounting requirements, the adjustment to the carrying amount of a hedged item, for which the effective interest rate method is used, is amortised over the residual life of the hedged item.

Cash flow hedges

Cash flow hedges are used for exposure to changes in future cash flows attributable to a specific risk associated with a recognised asset, liability or a highly probable transaction that could affect profit or loss.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income. The gain or loss relating to the ineffective portion is recognised immediately in profit or loss.

Amounts recognised in equity are released to profit or loss in the reporting period when the hedged item affects profit or loss.

If the hedged item entails the recognition of a non-financial asset (i.e., property, plant and equipment, etc.) or a non-financial liability, or a hedged highly probable transaction relating to a non-financial asset or liability becomes a firm commitment accounted for as a fair value hedge, the cumulative amount in equity (i.e., the hedging reserve) is reversed and included in the initial value (i.e., cost or other carrying amount) of the hedged asset or liability (i.e., the basis adjustment).

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss recognised in equity at that time remains in equity and is taken to profit or loss when the future transaction is definitively recognised in profit or loss. When a forecast transaction is no longer considered highly probable, the cumulative gain or loss that was recognised in equity is immediately released to profit or loss.

For hedging relationships in which the hedging instruments are forward contracts, where only the change in the value of the spot item is designated as the hedging instrument, the forward points are recognised in either profit or loss or OCI on a case-by-case basis. The renewable energy companies use this approach for currency risk hedges on their investments.

40.1.1 Hedging relationships by type of hedged risk

Interest rate risk

The following table shows the notional amount and average interest rate at December 31, 2019 and 2018 of an interest rate swap in US dollars maturing after 2024, which Enel Green Power Perù entered into to hedge a floating-rate loan.

	Maturity
€ millions	2020	2021	2022	2023	2024	After
12.31.2019
Interest rate swap:
- Total notional amount	-	-	-	-	-	89
- Notional amount of the IRS in USD	-	-	-	-	-	89
- Average IRS rate in USD	-	-	-	-	-	3.116

	2019	2020	2021	2022	2023	After
12.31.2018
Interest rate swap:
- Total notional amount	-	-	-	-	-	87
- Notional amount of the IRS in USD	-	-	-	-	-	87
- Average IRS rate in USD	-	-	-	-	-	3.116

The following table shows the notional amount and the fair value of instruments hedging the interest rate risk of transactions in place at December 31, 2019 and 2018, broken down by type of hedged item:

€ millions		Fair value		Notional amount	Fair value		Notional amount
Hedging instrument	Hedged item	Assets	Liabilities		Assets	Liabilities
		12.31.2019			12.31.2018
Cash flow hedges:
Interest rate swaps	Floating-rate borrowings	-	(7)	89	-	(2)	87
Total		-	(7)	89	-	(2)	87

The table below shows the notional amount and fair value of derivatives hedging interest rate risk at December 31, 2019 and 2018, broken down by the type of hedging relationship:

€ million	Notional amount		Fair value - assets		Notional amount		Fair value - liabilities
Derivatives	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Cash flow hedges:
Interest rate swaps	-	-	-	-	89	87	(7)	(2)
Total	-	-	-	-	89	87	(7)	(2)
Total interest rate derivatives	-	-	-	-	89	87	(7)	(2)

The notional amount of derivatives classified as hedges totals €89 million at December 31, 2019 and the corresponding negative fair value is €2 million.

The notional amount increased by €2 million at December 31, 2019, due to the appreciation of the US dollar over the euro.

The €5 million decrease in the fair value is mainly attributable to the performance of the interest rate curve.

Cash flow hedges

The following table shows expected future cash flows on cash flow hedges on interest rate risk:

	Fair value	Distribution of expected future cash flows
€ million	12.31.2019	2020	2021	2022	2024	2025	After 2024
Cash flow hedges on interest rates:
- Derivative liabilities (negative fair value)	(7)	(1)	(1)	(1)	(1)	(1)	(2)

The following table shows the impact of cash flow hedges on interest rate risk in the combined consolidated statement of financial position as at December 31, 2019 and 2018.

	2019			2018
€ million	Notional amount	Carrying amount	Fair value used to measure hedge ineffectiveness	Notional amount	Carrying amount	Fair value used to measure hedge ineffectiveness
Interest rate swap	89	(7)	(7)	87	(2)	(2)

The following table shows the impact of the hedged item in cash flow hedges in the combined consolidated statement of financial position as at December 31, 2019 and 2018.

	2019				2018
€ million	Fair value used to measure hedge ineffectiveness	Hedging reserve	Fair value reserve	Ineffective portion of the carrying amount of cash flow hedges	Fair value used to measure hedge ineffectiveness	Hedging reserve	Fair value reserve	Ineffective portion of the carrying amount of cash flow hedges
Floating-rate borrowings	7	(7)	-	-	2	(2)	-	-
Total	7	(7)	-	-	2	(2)	-	-

The following table shows the impact of cash flow hedges on currency risk through profit or loss and other comprehensive income, before the tax effect.

	12.31.2019
€ million	Gross changes in fair value recognised in OCI	Net gains/(losses) before the tax effect taken to profit or loss due to hedge ineffectiveness	Hedging costs in OCI	Net gains/(losses) before the tax effect taken to profit or loss due to reclassification from OCI
Interest rate hedges	(5)	-	-	-

Currency risk

The following table shows the maturities of the notional amount and the related average contractual exchange rates of instruments hedging currency risk on transactions in place at December 31, 2019 and 2018.

	Maturity
€ million	2020	2021	2022	2023	2024	After	Total
12.31.2019
Cross currency interest rate swaps:
- Notional amount	17	-	-	-	-	373	390
- Notional amount of EUR-BRL CCIRS	-	-	-	-	-	85	85
- EUR/BRL average exchange rate	-	-	-	-	-	3.9197
- Notional amount of USD-BRL CCIRS	17	-	-	-	-	288	305
- USD/BRL average exchange rate	4.0450	-	-	-	-	3.5825
Currency forwards:
- Notional amount	412	14	-	-	-	-	426
- Notional amount - USD/BRL currency forwards	238	14	-	-	-	-	252
- USD/BRL average currency forward rate	4.1164	4.1330	-	-	-	-
- Notional amount - USD/COP currency forwards	131	-	-	-	-	-	131
- USD/COP average currency forward rate	3,370	-	-	-	-	-
- Notional amount - EUR/BRL currency forwards	43	-	-	-	-	-	43
- EUR/BRL average currency forward rate	4.5798	-	-	-	-	-

	2019	2020	2021	2022	2023	After	Total
12.31.2018
Cross currency interest rate swaps (CCIRS)
- Notional amount	201	82	-	-	-	181	464
- Notional amount of EUR-BRL CCIRS	-	-	-	-	-	87	87
- EUR/BRL average exchange rate	-	-	-	-	-	3.9197
- Notional amount of USD-BRL CCIRS	201	82	-	-	-	94	377
- USD/BRL average exchange rate	3.8052	4.0450	-	-	-	3.1037
Currency forwards
- Notional amount	549	-	-	-	-	-	549
- Notional amount - EUR/BRL currency forwards	211	-	-	-	-	-	211
- EUR/BRL average currency forward rate	4.7137	-	-	-	-	-
- Notional amount - USD/BRL currency forwards	338	-	-	-	-	-	338
- USD/BRL average currency forward rate	3.6404	-	-	-	-	-

The following table shows the notional amount and the fair value of instruments hedging the currency risk of transactions in place at December 31, 2019 and 2018, broken down by type of hedged item.

€ millions		Fair value		Notional amount	Fair value		Notional amount
Hedging instrument	Hedged item	Assets	Liabilities		Assets	Liabilities
		12.31.2019			12.31.2018
Fair value hedges
Cross currency interest rate swaps (CCIRS)	Fixed-rate borrowings in foreign currencies	9	-	85	7	-	87
Cash flow hedges
Cross currency interest rate swaps (CCIRS)	Floating-rate borrowings in foreign currencies	18	-	305	23	(3)	377
Currency forwards	Purchases of investment goods and other	1	(8)	426	26	(11)	549
Total		28	(8)	816	56	(14)	1,013

Cash flow hedges and fair value hedges including the following, in particular:

>	CCIRS with a notional amount of €85 million hedging currency risk on fixed-rate debt agreed in a non-functional currency and a positive fair value of €9 million;
>	CCIRS with a notional amount of €305 million hedging currency risk on floating-rate debt agreed in foreign currency and a positive fair value of €18 million;
>	currency forwards with a notional amount of €426 million and a negative net fair value of €7 million on OTC derivatives entered into to hedge currency risk on expected cash flows in non-functional currencies for the purchase of investment goods in the renewable energy sector.

The table below shows the notional amount and fair value of derivatives hedging currency risk at December 31, 2019 and 2018, broken down by the type of hedging relationship:

€ million	Notional amount		Fair value - assets		Notional amount		Fair value - liabilities
Derivatives	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Fair value hedges:
CCIRS	85	87	9	7	-	-	-	-
Total	85	87	9	7	-	-	-	-
Cash flow hedges:
Currency forwards	98	347	1	26	328	202	(8)	(11)
CCIRS	288	295	18	23	17	82	-	(3)
Total	386	642	19	49	345	284	(8)	(14)
Total currency derivatives	471	729	28	56	345	284	(8)	(14)

The notional amount of the CCIRS at December 31, 2019 amounts to €390 million (€464 million at December 31, 2018), a decrease of €74 million, nearly entirely due to the reduction in the notional amount of the amortising cross currency interest rate swaps. Furthermore, cross currency interest rate swaps totalling €201 million expired, offset by new derivatives on borrowings in foreign currency. The notional amount of the currency forwards at December 31, 2019 totals €426 million (€549 million at December 31, 2018), down €123 million. Exposure to currency risk, particularly to the US dollar, is due to the cash flows relating to investments. The changes in the notional amount are connected to the construction of new renewable power plants and changes in the timing of the completion of projects in progress.

Fair value hedges

The following table shows net gains and losses recognised through profit or loss arising from changes in the fair value of fair value hedges and the changes in the fair value of the hedged item attributable to currency risk for 2019 and the previous year.

	12.31.2019	12.31.2018
€ million	Net gains/(losses)	Net gains/(losses)
Hedging instruments on currency risks	2	7
Hedged item	(4)	(7)
Ineffectiveness	(2)	-

The following table shows the impact of fair value hedges on currency risk in the combined consolidated statement of financial position as at December 31, 2019 and 2018:

	12.31.2019			12.31.2018
€ million	Notional amount	Carrying amount	Fair value used to measure hedge ineffectiveness	Notional amount	Carrying amount	Fair value used to measure hedge ineffectiveness
Cross currency interest rate swaps (CCIRS)	85	9	9	87	7	7

The following table shows the impact of the hedged item in fair value hedges in the combined consolidated statement of financial position as at December 31, 2019 and 2018:

	12.31.2019			12.31.2018
€ million	Carrying amount	Cumulative adjustment to the fair value of the hedged item	Fair value used to measure hedge ineffectiveness	Carrying amount	Cumulative adjustment to the fair value of the hedged item	Fair value used to measure hedge ineffectiveness
Cross currency interest rate swaps (CCIRS)	85	11	(11)	77	7	(7)

Cash flow hedges

The following table shows expected future cash flows on cash flow hedges on currency risk:

	Fair value	Distribution of expected future cash flows
€ million	12.31.2019	2020	2021	2022	2023	2024	After 2024
Cash flow hedges on exchange rates:
Derivative assets (positive fair value)	19	(3)	(6)	(9)	(7)	(5)	(12)
Derivative liabilities (negative fair value)	(8)	(9)	-	-	-	-	-

The following table shows the impact of cash flow hedges of interest rate risk in the combined consolidated statement of financial position as at December 31, 2019 and 2018:

	12.31.2019			12.31.2018
€ million	Notional amount	Carrying amount	Fair value used to measure hedge ineffectiveness	Notional amount	Carrying amount	Fair value used to measure hedge ineffectiveness
Cross currency interest rate swaps (CCIRS)	305	18	18	377	20	20
Currency forwards	426	(7)	(4)	549	15	36
Total	731	11	14	926	35	56

The following table shows the impact of the hedged item in cash flow hedges in the combined consolidated statement of financial position as at December 31, 2019 and 2018:

	12.31.2019				12.31.2018
€ million	Fair value used to measure hedge ineffectiveness	Hedging reserve	Fair value reserve	Ineffective portion of the carrying amount of cash flow hedges	Fair value used to measure hedge ineffectiveness	Hedging reserve	Fair value reserve	Ineffective portion of the carrying amount of cash flow hedges
Floating-rate borrowings in foreign currencies	(18)	18	-	-	(20)	20	-	-
Purchases of investment goods and other	4	(5)	(3)	1	(36)	36	(20)	(1)
Total	(14)	13	(3)	1	(56)	56	(20)	(1)

The following table shows the impact of cash flow hedges on currency risk through profit or loss and other comprehensive income, before the tax effect.

	12.31.2019
€ million	Gross changes in fair value recognised in OCI	Net gains/(losses) before the tax effect taken to profit or loss due to hedge ineffectiveness	Hedging costs in OCI	Net gains/(losses) before the tax effect taken to profit or loss due to reclassification from OCI
Exchange rate hedges	(41)	2	17	(2)

40.2 Derivatives at fair value through profit or loss

The following table shows the notional amount and the fair value of derivatives at FVTPL in place at December 31, 2019 and 2018:

	Notional amount		Fair value - assets		Notional amount		Fair value - liabilities
€ million	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018	12.31.2019	12.31.2018
Derivatives at FVTPL
- on exchange rates
currency forwards	6	60	-	-	169	8	(6)	(1)
Total	6	60	-	-	169	8	(6)	(1)

At December 31, 2019, the notional amount of derivatives is €193 million. The total increase in the notional amount and the reduction in the related net fair value of €5 million is mainly due to exchange rate trends.

41. Financial assets measured at fair value

The fair value of assets and liabilities is determined in accordance with IFRS 13 whenever required by the IFRS.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price).

The best proxy is market price, i.e., the current price publicly available and effectively traded on a liquid and active market.

The fair value of assets and liabilities is categorised in accordance with the three-level hierarchy described below, depending on the inputs and valuation techniques used in determining fair value:

>	Level 1, where the fair value is determined on basis of quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date;
>	Level 2, where the fair value is determined on basis of inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (such as prices) or indirectly (derived from prices);
>	Level 3, where the fair value is determined on the basis of unobservable inputs.

This note also includes detailed disclosures concerning the valuation techniques and inputs used to perform these measurements.

To this end:

>	recurring fair value measurements of assets or liabilities are those required or permitted by the IFRS in the statement of financial position at the end of each reporting period;
>	non-recurring fair value measurements of assets or liabilities are those required or permitted by the IFRS in the statement of financial position in specific circumstances.

For general information or specific disclosures on the accounting treatment of these circumstances, reference should be made to note 3 “Accounting policies”.

The following table shows, for each class of financial assets measured at fair value on a recurring or non-recurring basis, the fair value measurement at the end of the reporting period and the level in the fair value hierarchy in which the assets are categorised.

			Non-current assets				Current assets
€ million	Note	Fair value	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3
Fair value hedges:
- interest rates	40	-				-
- exchange rates	40	9		9		-
Cash flow hedges:
- interest rates	40	-				-
- exchange rates	40	18		18		1		1

The fair value of derivative contracts is determined using the quoted prices for similar instruments traded on regulated markets. The fair value of instruments not listed on a regulated market is determined using valuation techniques appropriate for each type of financial instrument and market data at the end of the reporting period (such as interest rates, exchange rates, volatility), discounting the expected future cash flows on the basis of the market yield curve and translating amounts in currencies other than the euro using exchange rates provided by the World Markets Reuters (WMR) Company.

In accordance with the new IFRS, the combined Group determines both counterparty credit risk (i.e., credit valuation adjustment, “CVA”) and its own default risk (i.e., debt valuation adjustment, “DVA”) in order to adjust the fair value of the derivative financial instruments by the corresponding counterparty risk. Specifically, the CVA/DVA is measured using the valuation technique based on the potential future exposure of the net counterparty exposure and subsequently allocating the adjustment to the individual financial instruments that comprise it. This technique is exclusively based on observable market inputs.

The notional amount of a derivative is used as the basis for the trading of flows.

Amounts in currencies other than the euro are translated into euro at the closing rates provided by the World Markets Reuters (WMR) Company.

The notional amounts of the derivatives reported herein do not necessarily reflect the amounts exchanged between the parties and, accordingly, cannot be considered a measure of credit exposure.

Derivative financial instruments are always categorised as level 2.

42. Financial liabilities measured at fair value

The following table shows, for each class of financial liabilities measured at fair value on a recurring or non-recurring basis, the fair value measurement at the end of the reporting period and the level in the fair value hierarchy in which the liabilities are categorised.

			Non-current liabilities				Current liabilities
€ million	Note	Fair value	Level 1	Level 2	Level 3	Fair value	Level 1	Level 2	Level 3
Cash flow hedges:
- interest rates	40	7		7		-
- exchange rates	40	-				8		8
Trading derivatives
- interest rates	40	-				-
- exchange rates	40	-				6		6
Contingent consideration	36	-				12			12

42.1 Financial liabilities measured at fair value

The following table shows, for each class of liabilities not measured at fair value but for which the fair value must be shown, the fair value at the end of the reporting period and the level in the fair value hierarchy according to which the fair value measurements are categorised.

€ million	Note	Fair value	Level 1	Level 2	Level 3
Bonds
- fixed rate	37.3.1	-
- floating rate	37.3.1	4		4
Bank borrowings
- fixed rate	37.3.1	-
- floating rate	37.3.1	761		761
Borrowings from other financial backers
- fixed rate	37.3.1	31		31
- floating rate	37.3.1	164		164
Total		960	-	960	-

The fair value of listed debt instruments is determined using quoted prices, while the fair value of unlisted debt instruments is determined using valuation techniques appropriate for each type of financial instrument and market data at the reporting date, including Enel’s credit spreads.

43. Related party transactions

The following tables summarise transactions with related parties at December 31, 2019 and 2018.

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total	Total caption	% impact
Income statement
Revenue from sales and services	-	-	-	87	87	567	15.3%
Financial income	-	-	6	-	6	93	6.5%
Electricity purchases	-	-	-	1	1	54	1.9%
Services and other materials	-	11	-	3	14	96	14.6%
Personnel expense	-	1	-	-	1	48	2.1%
Financial expense	50	-	29	-	79	239	33.1%

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total at 12.31.2019	Total caption	% impact
Statement of financial position
Trade receivables	-	1	-	15	16	180	8.9%
Other current financial assets	-	-	65	-	65	66	98.5%
Other current assets	-	-	-	1	1	227	0.4%
Other non-current liabilities	-	-	-	1	1	50	2.0%
Long-term borrowings	-	-	129	-	129	976	13.2%
Short-term borrowings	43	-	199	6	248	248	100.0%
Current portion of long-term borrowings	-	-	17		17	93	18.3%
Trade payables	2	147	-	17	166	491	33.8%
Other current financial liabilities	47	-	-	-	47	60	78.3%
Other current liabilities	-	11	-	4	15	75	20.0%
Non-current derivative liabilities	7	-	-	-	7	7	100.0%

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total - 2018	Total caption	% impact
Income statement
Revenue from sales and services	-	-	-	112	112	632	17.7%
Financial income	-	-	1	-	1	113	0.9%
Electricity purchases	-	-	-	21	21	67	31.3%
Services and other materials	1	16	-	7	24	105	22.9%
Personnel expense	-	7	-	-	7	53	13.2%
Financial expense	38	-	22	-	60	303	19.8%

€ million	Enel S.p.A.	Enel Green Power S.p.A.	Enel Finance International NV	Other sundry	Total at 12.31.2018	Total caption	% impact
Statement of financial position
Trade receivables	-	1	-	11	12	173	6.9%
Other current financial assets	-	-	71	-	71	80	88.8%
Long-term borrowings	-	-	146	-	146	768	19.0%
Short-term borrowings	-	-	257	6	263	266	98.9%
Other non-current liabilities	-	-	-	1	1	3	33.3%
Current portion of long-term borrowings	-	-	17	-	17	425	4.0%
Trade payables	-	133	-	21	154	216	71.3%
Other current financial liabilities	38	-	-	-	38	50	76.0%
Other current liabilities	-	1	-	1	2	58	3.4%
Non-current derivative liabilities	2	-	-	-	2	5	40.0%

44. Contractual commitments and guarantees

The contractual commitments of the combined Group companies and guarantees they have given to third parties are summarised below:

€ million	12.31.2019	12.31.2018	Change
Guarantees given:
- sureties and guarantees given to third parties	120	394	(274)
TOTAL	120	394	(274)

45. Contingent assets and liabilities

The main contingent assets and liabilities at December 31, 2019 not recognised in the combined consolidated statement of financial position because the conditions of IAS 37 were not met are reported below.

Chucas arbitration administrative and precautionary proceedings

PH Chucas SA (“Chucas”) is a special purpose entity set up by Enel Green Power Costa Rica SA after it won a tender called in 2007 by Instituto Costarricence de Electricidad (‘ICE”) for the construction of a 50-MW hydroelectric power plant and sale of the energy produced by the power plant to the same ICE under a build-operate-transfer (“BOT”) contract.

On May 27, 2015, Chucas initiated arbitration proceedings before the Cámara Costarricense-Norteamericana de Comercio (CICA AMCHAM) seeking reimbursement of the additional costs incurred to build the plant and as a result of the delays in the completion of the project, as well as the voiding of the fine levied by ICE for alleged delays in finalisation of the works. In a decision issued in December 2017, the arbitration panel ruled in favour of Chucas, recognising the additional costs in the amount of approximately USD113 million (roughly €91 million) and legal costs and establishing that the fine is not to be paid. ICE appealed the arbitration award in the local courts and, on September 5, 2019, Chucas was notified of the ruling partly upholding the ICE’s appeal to void the arbitration award for a number of formal procedural reasons. On September 11, 2019, Chucas filed a “recurso de aclaración y adición” with the Costa Rican Supreme Court, which the latter partially allowed on June 8, 2020. With this decision, the court supplemented the sentence of September 5, 2019 with additional information relating to the acceptance of certain probatory evidence filed by Chucas but did not modify the decision on voiding the arbitration award. On July 15, 2020, Chucas filed an application for arbitration with the CICA AMCHAM.

IBAMA environmental fine – Brazil

On November 22, 2007, the Instituto Brasileiro De Meio Ambiente E Dos Recursos Naturais Renováveis (“IBAMA”) fined Primavera Energia S.A. (“Primavera”) roughly €852,000 (approximately BRL4.8 million) after an initial calculation of €2.4 million (approximately BRL13.7 million), for claimed environmental damage allegedly caused by oil discharged into the Rio Braço Norte by the treatment system of the PCH Braço Norte I hydroelectric power plant. On March 10, 2018, Primavera appealed against this fine with the same authority and the proceedings are still pending.

Mato Grosso environmental litigation - Brazil

On November 21, 2012, the Public Prosecutor of Mato Grosso summoned Primavera Energia S.A. (“Primavera”) before the Civil Court of Mato Grosso, requesting the respondent build a structure to enable aquatic fauna to travel in the river near the Poxoréu hydroelectric power plant. As this construction is impossible, the Public Prosecutor asked the Court to order Primavera to close the power plant and restore the local conditions. Lastly, the Public Prosecutor asked the Court to order the respondent to pay compensation for the environmental damage, initially calculated as €915,000 (approximately BRL6 million) and put to the judge’s consideration of the specific aspects of the case. In the first-level ruling, the Court ordered Primavera to pay €308,000 (roughly BRL2 million) into a public fund for punitive damages and to reimburse court costs. On May 25, 2018, Primavera appealed against the decision before the Federal Regional Court of Region 1 and the proceedings are currently pending.

Alvorada Energia S.A I – Brazil

On March 17, 2008, Alvorada Energia S.A. (“EGP Alvorada”) was summoned to appear, with Energisa Tocantins (“Celtins”), before the Federal District Court by private individuals challenging the validity of the sale contract that Celtins and EGP Alvorada had signed in 2005 and whereby the latter became owner of the land on which the Bagagem hydroelectric power plant stands. The petition was for the termination of the free use contract that the petitioners and Celtins had signed in 1993, the voiding of the sale contract of 2005 and the consequent return of ownership of the land and all assets on it, which the petitioners claimed they owned, including the PCH BAGAGEM power plant, which is currently operating. Subordinately, the petitioners asked for compensation for damage, jointly and severally between the two respondents, equal to the historical value of roughly €12.5 million (approximately BRL70.8 million). The case is in the preliminary stage.

Alvorada Energia S.A II – Brazil

On May 28, 2008, the same two private individuals of the “Alvorada Energia S.A I” dispute initiated additional proceedings before the Federal District Court against EGP Alvorada and Celtins, claiming a monthly consideration of 50% of the revenue from the Bagagem hydroelectric plant as payment for the lease of the plant (following the transformation of the free use contract into a lease), until its return at the end of the lease. The petitioners estimated this amount to be roughly €46,000 per month. The total amount of the claimed consideration, considering the date that the petitioners indicated to begin the consideration, is €5.6 million (BRL32 million). The case is in the preliminary stage.

Enerray arbitration – Brazil

In April 2018, Enerray S.p.A. and Enerray Usinas Fotovoltaicas Spe Ltda (“Enerray”) initiated arbitration proceedings according to the rules of the “Câmara FGV de Mediação e Arbitragem” against Enel Green Power Ituverava Norte Solar S.A. and Enel Green Power Horizonte MP Solar S.A. (“EGP”) to challenge the latters’ termination of the construction contract for the “Ituverava” and “Horizionte” solar power plants for roughly €12 million (approximately BRL80 million). As part of these arbitration proceedings, EGP has filed a counterclaim for around €32 million (approximately BRL212 million), claiming Enerray’s liability for the delays in the completion of the projects and other non-performance attributable to them. The case is in the preliminary stage.

Tax disputes in Brazil

ISS – EGP Cabeça de Boi, EGP Fazenda and EGP Salto Apiacás

In 2015, the Brazilian companies EGP Cabeça de Boi, EGP Fazenda and EGP Salto Apiacás (the “companies”) as substitute tax agent, together with the taxpayer (non-group Brazilian service provider), filed a claim with the local court to define the correct amount of the municipal service tax (“ISS”) - due on scheduled payments, beginning in 2015, under contractual agreements in place with the provider – and the related criterion for the allocation of the ISS between the municipalities where it is due: Alta Floresta, Juara and Nova Monte Verde.

In 2018, the court denied the companies’ proposed remedy with the aforementioned motion and, therefore, the companies appealed against the court’s decision, proceeding with the dispute, which is still pending. The amount subject to the dispute is €2,553,021.

Furthermore, in 2016, referring to the period from April 2014 to August 2015, the companies received tax assessment notices from the municipal authorities of Alta Floresta and Juara, challenging the criterion for the calculation of the ISS tax base. The companies appealed against these notices and, at the date of preparation of these combined consolidated financial statements, the dispute is pending before the local court. The amount subject to the dispute is €4,768,238.

ICMS - Socibe Energia

In the 2016 tax period, the Tocantins State served a tax assessment notice relating to state tax on the circulation of goods and services and interstate and intermunicipality transport and communication services (ICMS) to the Brazilian company Socibe Energia (the “company”) for €1,224,255.14. In particular, the taxation authority claimed the alleged incorrect registration of certain invoices in the tax ledgers and the consequent incorrect calculation of the ICMS tax base. The tax assessment notice relates to tax years from 2011 to 2015.

The Company has appealed against the tax assessment notice, requesting total revocation of the claims. More specifically, it asked for the revocation of the matter since the costs deducted from the tax base and not recognised by the taxation authority refer to invoices that were correctly registered in the Company’s tax ledgers.

The first decision was issued during the administrative proceedings, confirming the validity of the tax assessment notices sent to the Company. In 2019, the Tocantins State asked the court to enforce the decision, but on August 5, 2019, the Company presented its defence briefs and a guarantee on the amount subject to the dispute.

On August 24, 2020, the court suspended the aforesaid payment order.

The case is still pending at the first level of judgement.

ISS - EGP Brasil Participações

In the 2016 tax period, the EGP Group’s Brazilian holding company (EGP Brasil Participações) received a tax assessment notice from the Niterói municipal authorities alleging failure to pay the municipal service tax (“ISS”) of €565,826.64 from February 2013 to April 2016.

In particular, the taxation authority claimed that the company had failed to pay the ISS on management fees that the company had recognised in the tax periods subject to the tax assessment notice, having received the services that gave rise to the fees in the same years. Pursuant to national Brazilian regulations, the ISS is due upon payment of the invoices for the services received from the foreign party. The invoices have not yet been paid, which is why EGP Brasil Participações does not believe it owes payment of the taxes.

However, the taxation authority maintains that the effective provision of the services and the recognition of the costs in the financial statements make the ISS payable without having to wait for payment of the fees.

In 2019, the administrative dispute ended with a decision that was unfavourable for the company. The latter intends to take legal action in court.

ISS - EGP Maniçoba Eólica

In the first few months of 2019, the municipal authorities of Mulungu do Morro in Brazil issued a tax assessment notice to EGP Maniçoba Eólica relating to an alleged incorrect calculation of the tax base for the municipal service tax (“ISS”) of €1,086,370.83.

As the company does not believe the amounts are due, it has not paid the assessed amount.

On June 30, 2019, the municipal authorities of Mulungu do Morro in Brazil asked the court to enforce payment of the tax assessment notice. The proceedings are still pending.

46. New and amended standards and interpretations

Below is a list of standards, amended standards and interpretations that will be applicable for the in-scope companies after December 31, 2019:

>	IFRS 17 – Insurance Contracts, issued in May 2017. This standard will be applicable, if endorsed, to reporting periods beginning on or after January 1, 2021. Earlier application is permitted.
>	Amendments to References to the Conceptual Framework in IFRS Standards, issued in March 2018, which outlines the amendments to the concerned standards in order to update references to the revised Conceptual Framework. These amendments accompany the last version of the Revised Conceptual Framework for Financial Reporting issued in March 2018, which includes several new concepts, provides better definitions and recognition criteria and clarifies certain key concepts. The revised Conceptual Framework and the aforementioned amendments will be applicable to reporting periods beginning on or after January 1, 2020.
>	Amendments to IFRS 3 – Definition of a Business”, issued in October 2018 to help companies assess whether a group of activities and assets that it has acquired is a business. The amendments will be applicable, once endorsed, to reporting periods beginning on or after January 1, 2020.
>	Amendments to IAS 1 and IAS 8 – Definition of Material, issued in October 2018 to align the definition of “materiality” in the different standards and to clarify certain aspects. The definition is as follows: “Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.” The amendments will be applicable to reporting periods beginning on or after January 1, 2020.
>	Amendments to IFRS 9, IAS 39, IFRS 17 – Interest Rate Benchmark Reform, issued in September 2019, change the rules of hedge accounting and certain additional disclosures in the transition period (i.e., until the definition of an official alternative interest rate benchmark). In this respect, the reform will impact fair value measurement, the effects of hedge accounting and the net financial position when the alternative interest rates are defined.
>	Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture, issued in September 2014. These amendments clarify the accounting treatment of sales or contributions of assets between an investor and its associates or joint ventures. They confirm that the accounting treatment varies depending on whether the assets sold or contributed to an associate or joint venture constitute a business (as defined by IFRS 3). The IASB indefinitely postponed the date of initial application of these amendments. Earlier application is permitted but only on a prospective basis.
>	Amendments to IAS 1 - Classification of Liabilities as Current or Non-current, issued in January 2020 and referring to the IAS 1 criteria for the presentation of liabilities. More specifically, the amendments clarify:
-	the criteria for the classification of liabilities as current or non-current, specifying that the right of an entity to defer settlement must exist at the end of the reporting period;
-	that classification is unaffected by management’s intentions or expectations about whether an entity will exercise its right to defer settlement of a liability; and
-	how the loan terms and conditions affect classification;
-	that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

The amendments will be applicable, once endorsed, to reporting periods beginning on or after January 1, 2022. Earlier application is permitted.

Management is assessing the potential effects of future application of these new rules.

47. Events after the reporting period

Connection of the São Gonçalo - Brazil solar power plant to the network

Enel Green Power Brasil Participações Ltda., the Enel Group’s Brazilian subsidiary active in renewable energies, has begun operating the 475-MW section of the São Gonçalo solar power plant in São Gonçalo do Gurguéia, in Brazil’s north-central state of Piauí. São Gonçalo, the largest solar power plant in South America, was connected to the network on January 13, 2020, over one year past the date scheduled in the A-4 tender of 2017, called by the Brazilian federal government via Agência Nacional de Energia Elétrica (ANEEL), the energy regulator. The construction of the 475-MW section of the solar power plant entailed an investment of roughly BRL1.4 billion (approximately USD390 million).

São Gonçalo is Enel’s first power plant in Brazil to use double-sided solar panels that capture solar energy on both sides of the panel, for an expected increase in electricity generation of up to 18%. Once it is operating at full capacity, the 475-MW section of the power plan could generate more than 1,200 GWh per year, preventing the emission of over 600 thousand tonnes of CO2. Twenty-year energy supply contracts with a group of distribution companies operating in the country’s regulated market will cover 265 MW of the 475 MW in installed capacity. According to plans, the remaining 210 MW will be sold on the free market.

COVID-19

The coronavirus (COVID-19) epidemic began in Wuhan, China, and the national authorities first reported it to the World Health Organisation on December 30, 2019.

Until the first few weeks of 2020, although international organisations had raised widespread public awareness about the virus, the epidemic appeared to be circumscribed to only a few areas in Southeast Asia and the Middle East, exclusively affecting certain regions in China, South Korea and Iran.

Italy confirmed its first few sporadic cases of COVID-19 in the last two weeks of February, marking the beginning of the second stage of the epidemic, in which it spread rapidly throughout Europe, followed by South America (particularly Brazil) and the United States.

The World Health Organisation declared that the COVID-19 health emergency could be considered a pandemic due to its rapid proliferation in various countries.

To contain the effects of the outbreak until medical researchers develop a safe vaccine, the governments of the various countries have taken a number of measures to contain the virus, essentially consisting of restrictions on the free movement of people. In the first nine months of 2020, after the spread of the virus was substantially contained, some of the restrictions were lifted and a second wave of infections is now progressively gathering momentum in South America and Europe, which could lead governments to take more restrictive local measures.

In accordance with the local measures, the in-scope companies have taken many steps to implement the most appropriate procedures to prevent and/or mitigate the effects of the outbreak in the workplace.

In particular, business continuity was ensured mainly by:

>	extending work-from-home (WFH) arrangements to personnel for whom it is feasible. WFH policies were rolled out several years ago and the companies have invested in digitalisation so employees can work remotely with the same levels of efficiency and effectiveness;
>	using digitised infrastructure to guarantee the normal operations of production assets, the continuity of the electricity supply and remote management of all market-related and customer service activities.

In addition, a Global Task Force is active, with country task forces set up as well, to coordinate and steer the actions to be taken in each country in cooperation with business heads.

Annexes

Annex 1 - Reconciliation of the Enel Group’s consolidated financial statements with the combined consolidated financial statements as at and for the year ended December 31, 2019

€ million	Enel Group’s consolidated financial statements at 12.31.2019 (1)	Out-of-scope companies (2)	In-scope companies (3)	Adjustments to the combined consolidated financial statements (4)	Combined consolidated financial statements at 12.31.2019 (5)
Revenue
Revenue from sales and services	77,366	76,892	474	93	567
Other income	2,961	2,872	89	(77)	12
Total	80,327	79,764	563	16	579
Costs
Purchase of electricity, gas and fuel	33,755	33,702	53	1	54
Services and other materials	18,580	18,498	82	14	96
Personnel expense	4,634	4,587	47	1	48
Net impairment losses on trade receivables and other financial assets	1,144	1,143	1	-	1
Depreciation, amortisation and impairment losses	9,682	9,548	134	-	134
Other operating expenses	7,276	7,261	15	-	15
Internal work capitalised	(2,355)	(2,328)	(27)	-	(27)
Total	72,716	72,411	305	16	321
Net expense from commodity risk management	(733)	(733)	-	-	-
Operating profit	6,878	6,620	258	-	258
Financial income from derivatives	1,484	1,390	94	-	94
Other financial income	1,637	1,623	14	79	93
Financial expense from derivatives	1,142	1,039	103	-	103
Other financial expense	4,518	4,358	160	79	239
Net gains due to hyperinflation	95	95	-	-	(0)
Share of losses of equity-accounted investees	(122)	(122)	-	-	-
Profit before tax	4,312	4,209	103	-	103
Income taxes	836	793	43	-	43
Profit from continuing operations	3,476	3,416	60	-	60
Profit from discontinued operations	-	-	-	-	-
Profit for the year (attributable to owners of the parent and non-controlling interests)	3,476	3,416	60	-	60
Attributable to owners of the parent	2,174	2,147	27	-	27
Attributable to non-controlling interests	1,302	1,269	33	-	33

(1)	Enel Group’s consolidated financial statements at December 31, 2019
(2)	Sum of the contribution of the out-of-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(3)	Sum of the contribution of the in-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(4)	Adjustments to the combined consolidated financial statements to reinstate intragroup transactions between the companies in the combined Group and those included in the Enel Group's consolidated financial statements (see note 43. Related party transactions)
(5)	Combined consolidated financial statements at December 31, 2019

€ million	Enel Group’s consolidated financial statements at 12.31.2019 (1)	Out-of-scope companies (2)	In-scope companies (3)	Adjustments to the combined consolidated financial statements (4)	Combined consolidated financial statements at 12.31.2019 (5)
Non-current assets
Property, plant and equipment	79,809	75,903	3,906	-	3,906
Investment property	112	112	-	-	-
Intangible assets	19,089	18,805	284	-	284
Goodwill	14,241	13,744	497	-	497
Deferred tax assets	9,112	9,089	23	-	23
Equity-accounted investments	1,682	1,682	-	-	-
Investments in subsidiaries	-	-	-	2	2
Derivatives	1,383	1,356	27	-	27
Non-current contract assets	487	487	-	-	-
Other non-current financial assets	6,006	5,970	36	-	36
Other non-current assets	2,701	2,670	31	-	31
Total	134,622	129,818	4,804	2	4,806
Current assets
Inventories	2,531	2,522	9	-	9
Trade receivables	13,083	12,919	164	16	180
Current contract assets	166	166	-	-	-
Current tax assets	409	398	11	-	11
Derivatives	4,065	4,064	1	-	1
Other current financial assets	4,305	4,304	1	65	66
Other current assets	3,115	3,437	-322	549	227
Cash and cash equivalents	9,029	8,732	297	-	297
Total	36,703	36,542	161	630	791
Assets classified as held for sale	101	101	-	-	-
TOTAL ASSETS	171,426	166,461	4,965	632	5,597

(1)	Enel Group’s consolidated financial statements at December 31, 2019
(2)	Sum of the contribution of the out-of-scope companies to the Enel Group’s consolidated financial statements, as per column (1)
(3)	Sum of the contribution of the in-scope companies to the Enel Group’s consolidated financial statements, as per column (1)
(4)	Adjustments to the combined consolidated financial statements to: a) reinstate intragroup transactions between the in-scope companies and those included in the Enel Group’s consolidated financial statements (see note 43. Related party transactions); b) reinstate the equity investment in Parque Eolico Pampa at cost, as it is not included in the combined Group’s scope.
(5)	Combined consolidated financial statements at December 31, 2019

€ million	Enel Group’s consolidated financial statements at 12.31.2019 (1)	Out-of-scope companies (2)	In-scope companies (3)	Adjustments to the combined consolidated financial statements (4)	Combined consolidated financial statements at 12.31.2019 (5)
Equity attributable to owners of the parent
Share capital	10,167	10,167	-		-
Combination reserve	-	-2,900	2,900		2,900
Treasury shares	-1	-1	-		-
Other reserves	1,130	1,462	-332		-332
Cumulative profits and losses	19,081	18,375	706	2	708
Total	30,377	27,103	3,274	2	3,276
Non-controlling interests	16,561	16,337	224	-	224
Total equity	46,938	43,440	3,498	2	3,500
Non-current liabilities
Long-term borrowings	54,174	53,327	847	129	976
Employee benefits	3,771	3,770	1	-	1
Provisions for risks and charges (non-current portion)	5,324	5,297	27	-	27
Deferred tax liabilities	8,314	8,262	52	-	52
Derivatives	2,407	2,407	-	7	7
Non-current contract liabilities	6,301	6,301	-	-	-
Other non-current liabilities	3,706	3,657	49	1	50
Total	83,997	83,021	976	137	1,113
Current liabilities
Short-term borrowings	3,917	3,917	-	248	248
Current portion of long-term borrowings	3,409	3,333	76	17	93
Provisions for risks and charges (current portion)	1,196	1,194	2	-	2
Trade payables	12,960	12,635	325	166	491
Tax liabilities	209	208	1	-	1
Derivatives	3,554	3,540	14	-	14
Current contract liabilities	1,328	1,328	-	-	-
Other current financial liabilities	754	741	13	47	60
Other current liabilities	13,161	13,101	60	15	75
Total	40,488	39,997	491	493	984
Liabilities included in disposal groups classified as held for sale	3	3	-	-	-
Total liabilities	124,488	123,021	1,467	630	2,097
TOTAL LIABILITIES AND EQUITY	171,426	166,461	4,965	632	5,597

(1)	Enel Group’s consolidated financial statements at December 31, 2019
(2)	Sum of the contribution of the out-of-scope companies to the Enel Group’s consolidated financial statements, as per column (1)
(3)	Sum of the contribution of the in-scope companies to the Enel Group’s consolidated financial statements, as per column (1)
(4)	Adjustments to the combined consolidated financial statements to: a) reinstate intragroup transactions between the in-scope companies and those included in the Enel Group’s consolidated financial statements (see note 43. Related party transactions); b) reinstate the equity investment in Parque Eolico Pampa at cost, as it is not included in the combined Group’s scope.

Annex 2 - Reconciliation of the Enel Group’s consolidated financial statements with the combined consolidated financial statements as at and for the year ended December 31, 2018

€ million	Enel Group’s consolidated financial statements at 12.31.2018 (1)	Out-of-scope companies (2)	In-scope companies (3)	Adjustments to the combined consolidated financial statements (4)	Combined consolidated financial statements at 12.31.2018 (5)
Revenue
Revenue from sales and services	73,037	72,517	520	112	632
Other income	2,538	2,466	72	(60)	12
Total	75,575	74,983	592	52	644
Costs
Purchase of electricity, gas and fuel	37,264	37,218	46	21	67
Services and other materials	18,406	18,325	81	24	105
Personnel expense	4,581	4,535	46	7	53
Net impairment losses on trade receivables and other financial assets	1,096	1,095	1	-	1
Depreciation, amortisation and impairment losses	5,355	5,204	151	-	151
Other operating expenses	1,769	1,759	10	-	10
Internal work capitalised	(2,264)	(2,230)	(34)	-	(34)
Total	66,207	65,906	301	52	353
Net income from commodity risk management	532	532	-	-	-
Operating profit	9,900	9,609	291	-	291
Financial income from derivatives	1,993	1,924	69	-	69
Other financial income	1,715	1,662	53	60	113
Financial expense from derivatives	1,532	1,497	35	-	35
Other financial expense	4,392	4,149	243	60	303
Net gains due to hyperinflation	168	168	-	-	-
Share of profits of equity-accounted investees	349	349	-	-	-
Profit before tax	8,201	8,066	135	-	135
Income taxes	1,851	1,798	53	-	53
Profit from continuing operations	6,350	6,268	82	-	82
Profit from discontinued operations	-	-	-	-	-
Profit for the year (attributable to owners of the parent and non-controlling interests)	6,350	6,268	82	-	82
Attributable to owners of the parent	4,789	4,740	49	-	49
Attributable to non-controlling interests	1,561	1,528	33	-	33

(1)	Enel Group’s consolidated financial statements at December 31, 2018
(2)	Sum of the contribution of the out-of-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(3)	Sum of the contribution of the in-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(4)	Adjustments to the combined consolidated financial statements to reinstate intragroup transactions between the in-scope companies and those included in the Enel Group's consolidated financial statements (see note 43. Related party transactions)
(5)	Combined consolidated financial statements at December 31, 2018

€ million	Enel Group’s consolidated financial statements at 12.31.2018 (1)	Out-of-scope companies (2)	In-scope companies (3)	Adjustments to the combined consolidated financial statements (4)	Combined consolidated financial statements at 12.31.2018 (5)
Non-current assets
Property, plant and equipment	76,631	73,361	3,270	-	3,270
Investment property	135	135	-	-	-
Intangible assets	19,014	18,871	143	-	143
Goodwill	14,273	14,124	149	-	149
Deferred tax assets	8,305	8,298	7	-	7
Equity-accounted investments	2,099	2,099	-	-	-
Investments in subsidiaries	-			2	2
Derivatives	1,005	979	26	-	26
Non-current contract assets	346	346	-	-	-
Other non-current financial assets	5,769	5,731	38	-	38
Other non-current assets	1,272	1,238	34	-	34
Total	128,849	125,182	3,667	2	3,669
Current assets
Inventories	2,818	2,811	7	-	7
Trade receivables	13,587	13,426	161	12	173
Current contract assets	135	136	-1	-	-1
Current tax assets	660	650	10	-	10
Derivatives	3,914	3,884	30	-	30
Other current financial assets	5,160	5,158	2	78	80
Other current assets	2,983	3,314	-331	555	224
Cash and cash equivalents	6,630	6,133	497	-	497
Total	35,887	35,512	375	645	1,020
Assets classified as held for sale	688	10	678	1	679
TOTAL ASSETS	165,424	160,704	4,720	648	5,368

(1)	Enel Group’s consolidated financial statements at December 31, 2018
(2)	Sum of the contribution of the out-of-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(3)	Sum of the contribution of the in-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(4)	Adjustments to the combined consolidated financial statements to: a) reinstate intragroup transactions between the in-scope companies and those included in the Enel Group’s consolidated financial statements (see note 43. Related party transactions); b) reinstate the equity investment in Parque Eolico Pampa at cost, as it is not included in the combined Group’s scope; c) reclassify a loan of €7 million, originally recognised under loans and borrowings.
(5)	Combined consolidated financial statements at December 31, 2018

€ million	Enel Group’s consolidated financial statements at 12.31.2018 (1)	Out-of-scope companies (2)	In-scope companies (3)	Adjustments to the combined consolidated financial statements (4)	Combined consolidated financial statements at 12.31.2018 (5)
Equity attributable to owners of the parent
Share capital	10,167	10,167			-
Combination reserve		-2,847	2,847		2,847
Treasury shares		-	-		-
Other reserves	1,700	2,035	-335		-335
Cumulative profits and losses	19,853	19,510	343	2	345
Total	31,720	28,865	2,855	2	2,857
Non-controlling interests	16,132	15,911	221	-	221
Total equity	47,852	44,776	3,076	2	3,078
Non-current liabilities
Long-term borrowings	48,983	48,361	622	146	768
Employee benefits	3,187	3,186	1	-	1
Provisions for risks and charges (non-current portion)	5,181	5,166	15	-	15
Deferred tax liabilities	8,650	8,608	42	-	42
Derivatives	2,609	2,606	3	2	5
Non-current contract liabilities	6,306	6,306	-	-	-
Other non-current liabilities	1,901	1,899	2	1	3
Total	76,817	76,132	685	149	834
Current liabilities
Short-term borrowings	3,616	3,620	-4	270	266
Current portion of long-term borrowings	3,367	2,959	408	17	425
Provisions for risks and charges (current portion)	1,312	1,312	-	-	-
Trade payables	13,387	13,325	62	154	216
Tax liabilities	333	323	10	-	10
Derivatives	4,343	4,331	12	-	12
Current contract liabilities	1,095	1,095	-	-	-
Other current financial liabilities	788	776	12	38	50
Other current liabilities	12,107	12,051	56	2	58
Total	40,348	39,792	556	481	1,037
Liabilities included in disposal groups classified as held for sale	407	4	403	16	419
Total liabilities	117,572	115,928	1,644	646	2,290
TOTAL LIABILITIES AND EQUITY	165,424	160,704	4,720	648	5,368

(1)	Enel Group’s consolidated financial statements at December 31, 2018
(2)	Sum of the contribution of the out-of-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(3)	Sum of the contribution of the in-scope companies to the Enel Group's consolidated financial statements, as per column (1)
(4)	Adjustments to the combined consolidated financial statements to: a) reinstate intragroup transactions between the in-scope companies and those included in the Enel Group’s consolidated financial statements (see note 43. Related party transactions); b) reinstate the equity investment in Parque Eolico Pampa at cost, as it is not included in the combined Group’s scope; c) reclassify a loan of €7 million, originally recognised under loans and borrowings.
(5)	Combined consolidated financial statements at December 31, 2018

Annex 3 - List of EGP S.p.A.’s direct and indirect equity investments in Central and South America at December 31, 2019

The companies that EGP S.p.A. directly or indirectly owns in Central and South America at December 31, 2019, which constitute the scope of the combined Group used to prepare these combined consolidated financial statements, are listed below.

The following information is given for each company: name, registered office, share capital, currency of the share capital, business, whether the company is combined on a line-by-line basis or accounted for using the equity method, the company’s owners and the total percentage of ownership.

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Alba Energia Ltda.	Niterói	Brazil	16,045,169.00	Brazilian real	Plant development, design, construction and operation	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Alvorada Energia S.A	Niterói	Brazil	21,017,415.92	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Apiacás Energia S.A	Niterói	Brazil	14,216,846.33	Brazilian real	Generation of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Bondia Energia Ltda.	Niterói	Brazil	2,950,888.00	Brazilian real	Plant development, design, construction and operation	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Central Geradora Fotovoltaica Bom Nome Ltda	Salvador	Brazil	4,859,739.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
El Paso Solar Sas Esp	Bogotá	Colombia	91,694,000.00	Colombian peso	Energy generation	Line-by-line	Enel Green Power Colombia Sas Esp	100.00	100.00
EMPRESA DE GENERACIÓN ELÉCTRICA LOS PINOS S.A.	San Miguel	Peru	7,928,044.00	SOL	Electricity generation, transmission, distribution, purchase and sale	Line-by-line	Enel Green Power Perù SAC	100.00	100.00
							Energética Monzón S.A.C.	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Empresa De Generación Eléctrica Marcona S.A.C.	San Miguel	Peru	3,368,424.00	SOL	Electricity generation, transmission, distribution, purchase and sale	Line-by-line	Enel Green Power Perù SAC	100.00	100.00
							Energética Monzón S.A.C.	0.00
Enel Fortuna SA	Panama City	Republic of Panama	100,000,000.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.R.L.	50.06	50.06
Enel Green Power Argentina Sa	Buenos Aires	Argentina	82,534,295.00	Argentinian peso	Generation of electricity from renewable sources	Line-by-line	Enel Green Power S.p.A.	99.24	100.00
							Energia Y Servicios South America S.p.A.	0.76
Enel Green Power Boa Vista Eólica S.A	Niterói	Brazil	122,952,830.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Brasil Participações Ltda	Niterói	Brazil	7,161,724,678.00	Brazilian real	Holding company	Line-by-line	Enel Green Power S.p.A.	100.00	100.00
							Energia Y Servicios South America S.p.A.	0.00
Enel Green Power Cabeça De Boi S.A.	Niterói	Brazil	270,114,539.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Colombia Sas Esp	Bogotá	Colombia	3,387,243,000.00	Colombian peso	Generation of energy from renewable sources	Line-by-line	Enel Green Power S.p.A.	100.00	100.00
Enel Green Power Costa Rica S.A.	San José	Costa Rica	27,500,000.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Energia Y Servicios South America S.p.A.	100.00	100.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Cristal Eólica S.A	Niterói	Brazil	144,784,899.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.17	100.00
							Enel Green Power Cristal Eólica S.A	0.00
							Enel Green Power Desenvolvimento Ltda	0.83
Enel Green Power Cumaru 01 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Cumaru 02 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Cumaru 03 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Cumaru 04 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Cumaru 05 S.A.	Niterói	Brazil	100,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Cumaru 07 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Cumaru 6 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Cumaru Participaçoes S.A.	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Damascena Eólica S.A.	Niterói	Brazil	83,709,003.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.16	100.00
							Enel Green Power Desenvolvimento Ltda	0.84
Enel Green Power Delfina A Eólica S.A.	Niterói	Brazil	549,062,483.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Delfina B Eólica S.A.	Niterói	Brazil	93,538,826.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Delfina C Eólica S.A.	Niterói	Brazil	39,558,322.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Delfina D Eólica S.A.	Niterói	Brazil	113,170,233.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Delfina E Eólica S.A.	Niterói	Brazil	115,923,464.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Desenvolvimento Ltda	Niterói	Brazil	33,474,258.38	Brazilian real	Construction of renewable energy power plants and generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Energia Y Servicios South America S.p.A.	0.00
Enel Green Power Dois Riachos Eólica S.A.	Niterói	Brazil	130,354,009.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Emiliana Eólica S.A	Niterói	Brazil	150,191,530.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	98.93	100.00
							Enel Green Power Desenvolvimento Ltda	1.07
							Enel Green Power Emiliana Eólica S.A	0.00
Enel Green Power Esperança Eólica S.A.	Niterói	Brazil	129,418,174.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.14	100.00
							Enel Green Power Desenvolvimento Ltda	0.86
Enel Green Power Fazenda S.A	Niterói	Brazil	264,141,174.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Fontes dos Ventos 2 S.A.	Niterói	Brazil	121,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Fontes Dos Ventos 3 S.A.	Niterói	Brazil	121,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Guatemala, S.A.	Guatemala City	Guatemala	10,000,000.00	Guatemalan quetzal	Holding company	Line-by-line	Enel Green Power S.p.A.	100.00	100.00
							Energia Y Servicios South America S.p.A.	0.00
Enel Green Power Horizonte Mp Solar S.A.	Niterói	Brazil	451,566,053.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.01	100.00
							Enel Green Power Brasil Participações Ltda	99.99
Enel Green Power Ituverava Norte Solar S.A	Niterói	Brazil	199,552,644.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Bondia Energia Ltda.	0.09	100.00
							Enel Green Power Brasil Participações Ltda	99.91
Enel Green Power Ituverava Solar S.A.	Niterói	Brazil	219,235,933.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Bondia Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ituverava Sul Solar S.A.	Niterói	Brazil	407,279,143.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Bondia Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power Joana Eólica S.A	Niterói	Brazil	135,459,530.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	98.89	100.00
							Enel Green Power Desenvolvimento Ltda	1.11
Enel Green Power Lagedo Alto S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Lagoa Participações S.A. (Antiga Enel Green Power Projetos 45 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Maniçoba Eólica S.A.	Niterói	Brazil	90,722,530.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.20	100.00
							Enel Green Power Desenvolvimento Ltda	0.80

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Modelo I Eolica S.A.	Niterói	Brazil	132,642,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Modelo II Eólica S.A.	Niterói	Brazil	117,142,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Morro Do Chapéu I Eólica S.A.	Niterói	Brazil	408,441,942.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Morro Do Chapéu Ii Eólica S.A.	Niterói	Brazil	355,361,942.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Mourão S.A.	Niterói	Brazil	25,600,100.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Panamá, S.r.l.	Panama City	Republic of Panama	3,001.00	US dollar	Holding company	Line-by-line	Enel Green Power S.p.A.	99.97	100.00
							Energia Y Servicios South America S.p.A.	0.03
Enel Green Power Paranapanema S.A.	Niterói	Brazil	123,350,100.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power Pau Ferro Eólica S.A	Niterói	Brazil	127,424,000.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	98.79	100.00
							Enel Green Power Desenvolvimento Ltda	1.21
							Enel Green Power Pau Ferro Eólica S.A	0.00
Enel Green Power Pedra Do Gerônimo Eólica S.A	Niterói	Brazil	189,519,527.57	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	98.90	100.00
							Enel Green Power Desenvolvimento Ltda	1.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Perù SAC	San Miguel	Peru	394,035,184.00	SOL	Generation of electricity from renewable sources	Line-by-line	Enel Green Power S.p.A.	100.00	100.00
							Energia Y Servicios South America S.p.A.	0.00
Enel Green Power Primavera Eólica S.A	Niterói	Brazil	143,674,900.01	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	99.00	100.00
							Enel Green Power Desenvolvimento Ltda	1.00
Enel Green Power Salto Apiacás S.A (formerly Enel Green Power Damascena Eólica S.A.)	Niterói	Brazil	274,420,832.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Green Power São Abraão Eólica S.A.	Niterói	Brazil	115,513,587.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
ENEL GREEN POWER SÃO GONÇALO 07 S.A. (formerly ENEL GREEN POWER PROJETOS 42 S.A.)	Teresina	Brazil	30,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power São Gonçalo 08 S.A (formerly Enel Green Power Projetos 43 S.A.)	Teresina	Brazil	30,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Gonçalo 1 S.A. (formerly Egp Projetos X)	Teresina	Brazil	147,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 10 S.A. (formerly Egp Projetos Xv)	Teresina	Brazil	162,000,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 11 S.A. (formerly Enel Green Power Projetos 44 S.A.)	Teresina	Brazil	30,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
ENEL GREEN POWER SÃO GONÇALO 12 S.A. (formerly ENEL GREEN POWER PROJETOS 22 S.A.)	Teresina	Brazil	30,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power São Gonçalo 13 SA	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.10	100.00
							Enel Green Power Brasil Participações Ltda	99.90

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Gonçalo 14	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.89	100.00
							Enel Green Power Desenvolvimento Ltda	0.11
Enel Green Power São Gonçalo 15	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.89	100.00
							Enel Green Power Desenvolvimento Ltda	0.11
Enel Green Power São Gonçalo 16 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.10	100.00
							Enel Green Power Brasil Participações Ltda	99.90
Enel Green Power São Gonçalo 17 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
ENEL GREEN POWER SÃO GONÇALO 18 S.A (formerly ENEL GREEN POWER VENTOS DE SANTA ÂNGELA 13 S.A.)	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Gonçalo 19 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power São Gonçalo 2 S.A. (formerly Egp Projetos Xi)	Teresina	Brazil	162,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 20 S.A	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power São Gonçalo 21 S.A. (formerly Egp Projetos Xvi)	Teresina	Brazil	162,000,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power Sao Gonçalo 22 S.A. (formerly Egp Projetos 30)	Teresina	Brazil	162,000,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 3 S.A. (formerly Egp Projetos Xii)	Teresina	Brazil	142,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Gonçalo 4 S.A. (formerly Egp Projetos Xiii)	Teresina	Brazil	162,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 5 S.A. (formerly Egp Projetos Xiv)	Teresina	Brazil	162,676,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 6 S.A. (formerly Enel Green Power Projetos 19 Sa)	Teresina	Brazil	14,976,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.00	100.00
							Enel Green Power Brasil Participações Ltda	100.00
Enel Green Power São Gonçalo 9 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Alba Energia Ltda.	0.10	100.00
							Enel Green Power Brasil Participações Ltda	99.90
Enel Green Power São Gonçalo Participações S.A. (formerly Enel Green Power Projetos 46 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power São Judas Eólica S.A	Niterói	Brazil	143,674,900.00	Brazilian real	Wind power plants	Line-by-line	Enel Green Power Brasil Participações Ltda	99.00	100.00
							Enel Green Power Desenvolvimento Ltda	1.00
Enel Green Power Tacaicó Eólica S.A	Niterói	Brazil	91,634,360.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	98.84	100.00
							Enel Green Power Desenvolvimento Ltda	1.16
Enel Green Power Ventos De Santa Ângela 1 S.A.	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 10 S.A. (formerly Egp Projetos 21)	Teresina	Brazil	171,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 11 S.A. (formerly Egp Projetos 23)	Teresina	Brazil	185,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 14 S.A. (formerly Egp Projetos Xxiv)	Teresina	Brazil	178,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 15 S.A. (formerly Egp Projetos 25)	Teresina	Brazil	182,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 17 S.A. (formerly Egp Projetos 26)	Teresina	Brazil	198,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 19 S.A. (formerly Egp Projetos 27)	Teresina	Brazil	126,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 2 S.A	Teresina	Brazil	249,650,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 20 S.A. (formerly Egp Projetos 28)	Teresina	Brazil	126,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 21 S.A. (formerly Egp Projetos Xxix)	Teresina	Brazil	113,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 3 S.A. (formerly Egp Projetos Iv)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 4 S.A. (formerly Egp Projetos Seis)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 5 S.A. (formerly Egp Projetos Sete)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Ângela 6 S.A. (formerly Egp Projetos Oito)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 7 S.A. (formerly Egp Projetos Ix)	Teresina	Brazil	106,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Esperança Energias Renováveis SA	0.00
Enel Green Power Ventos De Santa Ângela 8 S.A. (formerly Egp Projetos 18)	Teresina	Brazil	132,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela 9 S.A. (formerly Egp Projetos 20)	Teresina	Brazil	185,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Ventos De Santa Angela Energias Renováveis S.A	0.00
Enel Green Power Ventos De Santa Ângela ACL 12 (formerly Enel Green Power Projetos 36)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Angela Acl 13 S.A (formerly Enel Green Power Projetos Xvii S.A)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Angela Acl 16 S.A (formerly Enel Green Power Projetos 38 S.A)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Angela Acl 18 S.A. (formerly Enel Green Power Projetos 47 S.A)	Teresina	Brazil	105,001,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 08 S.A. (formerly Enel Green Power Projetos 34 Sa)	Niterói	Brazil	110,200,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 1 S.A. (antiga EGP Fonte dos Ventos 1 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Esperança 13 (formerly Enel Green Power Projetos 33 S.A.)	Niterói	Brazil	147,000,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 15 S.A.	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 16 S.A. (formerly EGP Projetos 35 S.A.)	Niterói	Brazil	183,700,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 17 S.A. (formerly EGP Projetos 31 S.A.)	Niterói	Brazil	183,700,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 21 S.A. (formerly EGP Projetos 37 S.A.)	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 22 S.A. (formerly EGP Projetos 39 S.A.)	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos De Santa Esperança 25 S.A. (antiga EGP Projetos XL S.A.)	Niterói	Brazil	110,200,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos De Santa Esperança 26 S.A. (formerly EGP Projetos 41 S.A.)	Niterói	Brazil	202,100,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
							Enel Green Power Ventos De Santa Esperança 26 S.A. (formerly EGP Projetos 41 S.A.)	0.00
Enel Green Power Ventos de Santa Esperança 3 S.A.	Niterói	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Ventos De Santa Esperança Participações S.A. (formerly Enel Green Power Cumaru 06 S.A.)	Niterói	Brazil	1,000.00	Brazilian real	Holding company	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos de São Roque 01 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 02 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 04 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 08 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 11 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 13 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos de São Roque 16 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 17 S.A.	Teresina	Brazil	138,001,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Enel Green Power Ventos de São Roque 18 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Ventos de São Roque 19 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Ventos de São Roque 22 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Ventos de São Roque 26 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Enel Green Power Ventos de São Roque 29 S.A.	Teresina	Brazil	1,000.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	99.90	100.00
							Enel Green Power Desenvolvimento Ltda	0.10
Enel Green Power Zeus II - Delfina 8 S.A.	Niterói	Brazil	140,001,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Enel Solar, S.R.L.	Panama City	Republic of Panama	10,100.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.R.L.	99.01	100.00
							Energia Y Servicios South America S.p.A.	0.99
Enel Soluções Energéticas Ltda	Niterói	Brazil	42,863,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
							Enel Soluções Energéticas Ltda	0.00
Enelpower Do Brasil Ltda	Niterói	Brazil	5,068,000.00	Brazilian real	Engineering in the electrical sector	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Energia Y Servicios South America S.p.A.	0.00
Energética Monzón S.A.C.	San Miguel	Peru	6,463,000.00	SOL	Generation of electricity from renewable sources	Line-by-line	Enel Green Perú SA N	0.01	99.99
							Enel Green Power Perù SAC	99.99
							Energia Y Servicios South America S.p.A.	0.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Energia Global Operaciones S.R.L	San José	Costa Rica	10,000.00	Costa Rican colón	Electricity services and marketing	Line-by-line	Enel Green Power Costa Rica S.A.	100.00	100.00
Energia Y Servicios South America S.p.A.	Santiago De Chile	Chile	142,091,084.73	US dollar	Generation of energy from renewable sources	Line-by-line	Enel Green Power S.p.A.	100.00	100.00
Fótons de Santo Anchieta Energias Renováveis S.A.	Maracanaú	Brazil	577,000.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Generadora de Occidente, Ltda.	Guatemala City	Guatemala	16,261,697.33	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A.	1.00	100.00
							Enel Green Power S.p.A.	99.00
Generadora Eólica Alto Pacora, S.R.L.	Panama City	Republic of Panama	10,100.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.R.L.	99.01	100.00
							Energia Y Servicios South America S.p.A.	0.99
Generadora Montecristo, S.A.	Guatemala City	Guatemala	3,820,000.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A.	0.01	100.00
							Enel Green Power S.p.A.	99.99
Generadora Solar Tolé, S.R.L	Panama City	Republic of Panama	10,100.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.R.L.	99.01	100.00
							Energia Y Servicios South America S.p.A.	0.99

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Globyte S.A.	San José	Costa Rica	900,000.00	Costa Rican colón	Electricity services and marketing	-	Enel Green Power Costa Rica S.A.	10.00	10.00
Isamu Ikeda Energia S.A	Niterói	Brazil	45,474,475.77	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Llano Sánchez Solar Power One, S.R.L	Panama City	Republic of Panama	10,020.00	US dollar	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Panamá, S.R.L.	99.80	100.00
							Energia Y Servicios South America S.p.A.	0.20
Parque Eólico Palmas Dos Ventos Ltda	Salvador	Brazil	4,096,626.00	Brazilian real	Generation and sale of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
							Enel Green Power Desenvolvimento Ltda	0.00
Parque Eólico Ventos da Boa Vista Ltda.	Salvador	Brazil	1,946,507.00	Brazilian real	Renewable energy	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Parque Eólico Zeus Ltda.	Salvador	Brazil	6,986,993.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Parque Solar Cauchari Iv Sa	San Salvador De Jujuy	Argentina	500,000.00	Argentinian peso	Generation of energy from renewable sources	Line-by-line	Enel Green Power Argentina Sa	95.00	100.00
							Energia Y Servicios South America S.p.A.	5.00
Parque Solar Fotovoltaico Sabanalarga Sas	Bogotá	Colombia	231,000,000.00	Colombian peso	Generation of energy from renewable sources	Line-by-line	Enel Green Power Colombia Sas Esp	100.00	100.00

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Parque Solar Fotovoltaico Valledupar S.A.S	Bogotá	Colombia	227,000,000.00	Colombian peso	Generation of energy from renewable sources	Line-by-line	Enel Green Power Colombia Sas Esp	100.00	100.00
PH Chucás S.A.	San José	Costa Rica	100,000.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A.	40.31	65.00
							Energia Y Servicios South America S.p.A.	24.69
PH Don Pedro S.A.	San José	Costa Rica	100,001.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A.	33.44	33.44
PH Guácimo S.A.	San José	Costa Rica	50,000.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A.	65.00	65.00
PH Río Volcán S.A.	San José	Costa Rica	100,001.00	Costa Rican colón	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Costa Rica S.A.	34.32	34.32
Primavera Energia S.A	Niterói	Brazil	36,965,444.64	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Proyectos Y Soluciones Renovables S.A.C.	San Miguel	Peru	1,000.00	SOL	Energy generation	Line-by-line	Enel Green Power Partecipazioni Speciali S.r.l.	99.90	100.00
							Energia Y Servicios South America S.p.A.	0.10
Quatiara Energia S.A	Niterói	Brazil	13,766,118.96	Brazilian real	Generation of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Renovables de Guatemala, S.A.	Guatemala City	Guatemala	1,924,465,600.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A.	0.01	100.00
							Enel Green Power S.p.A.	99.99

Company name	Reg. office	Country	Share capital	Currency	Business	Combination/ Equity measurement	Held by	% of ordinary shares held	% of total ownership
Socibe Energia S.A	Niterói	Brazil	12,969,032.25	Brazilian real	Generation and sale of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Tecnoguat, S.A.	Guatemala City	Guatemala	30,948,000.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power S.p.A.	75.00	75.00
Transmisora de Energia Renovable, S.A.	Guatemala City	Guatemala	233,561,800.00	Guatemalan quetzal	Generation of electricity from renewable sources	Line-by-line	Enel Green Power Guatemala, S.A.	0.00	100.00
							Enel Green Power S.p.A.	100.00
							Generadora Montecristo, S.A.	0.00
Ventos De Santa Angela Energias Renováveis S.A	Niterói	Brazil	7,315,000.00	Brazilian real	Generation of electricity	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Ventos De Santa Esperança Energias Renováveis SA	Niterói	Brazil	4,727,414.00	Brazilian real	Generation of energy from renewable sources	Line-by-line	Enel Green Power Brasil Participações Ltda	100.00	100.00
Ventos de São Roque Energias Renováveis S.A.	Maracanaú	Brazil	9,988,722.00	Brazilian real	Generation of electricity from renewable sources	Line-by-line consolidation	Enel Green Power Brasil Participações Ltda	100.00	100.00